
Spartan
te the difference
Gluten Free
Enhanced Nutrition
Spartan
Super Pasta
PENNE
Spartan
hamburger
skillet dinner
Spartan
tomato
puree
Spartan
tomato
ketchup
all natural
All Natural
Spartan
mustard
yellow
Spartan
sweet
vidalia onion

Spartan Stores

SPARTAN STORES, INC. ANNUAL REPORT 2012

We are proud of the performance of our team and the consistent financial results Spartan Stores achieved in fiscal 2012...our results reflect the underlying strength of our business and the success of our customer centric strategies to deliver value to our consumers and shareholders.

Financial Highlights


NET SALES
(IN BILLIONS)
$2.48
$2.58
$2.55
$2.53
$2.63
2008 2009 2010 2011 2012
ADJUSTED EBITDA
(IN MILLIONS)
$92
$108
$103
$104
$110
2008 2009 2010 2011 2012
OPERATING EARNINGS
(IN MILLIONS)
$62
$73
$59
$68
$66
2008 2009 2010 2011 2012

Adjusted EBITDA and total net long term debt are non GAAP financial measures. Please see pages 23-24 and 31-32 of the enclosed form 10-K for the respective reconciliations of these measures.

(Dollars in millions, except per share data and percentage data)

	2008	2009	2010	2011	**2012**
Net sales	$ 2,477	$ 2,577	$ 2,552	$ 2,533	**$ 2,634**
Gross profit margin	20.0%	20.8%	21.9%	22.0%	**21.1%**
Operating earnings	62	73	59	68	**66**
Net earnings	33	37	26	32	**32**
Diluted earnings per share	1.48	1.66	1.14	1.42	**1.39**
Adjusted EBITDA	92	108	103	104	**110**
Cash from operating activities	68	81	92	90	**94**
Total net long term debt	110	192	176	131	**112**

Fiscal years 2012, 2011 and 2010 include impacts of $1.4 million expense ($1.4 million net of taxes), $2.9 million income ($1.8 million net of taxes), and $6.2 million expense ($4.0 million net of taxes), respectively, related to restructuring, asset impairment and pension curtailment. These items impacted diluted earnings per share by a negative $.06, a positive $.08 and a negative $.17, respectively.

Corporate Statistics

	2008	2009	2010	2011	**2012**
Stores	99	100	96	97	**96**
Fuel centers	16	19	24	25	**27**
Pharmacies	49	63	66	67	**66**
Distribution customer locations	398	372	358	375	**376**
Private brand items	2,508	2,888	3,246	3,479	**3,895**

Our Corporate Banners

D&W Fresh Market · Family Fare Supermarkets · Glen's Markets · VG's grocery · Valu Land Groceries for less every day!

Our Private Brands

Spartan — Shop Smart. Buy Spartan.

Spartan fresh selections — We're talkin' fresh

Valu Time — More Value. More Savings.

Full Circle — Eat Smart. Live Naturally.

TopCare — Look Better. Feel Better.



Craig C. Sturken
Chairman



Dennis Eidson
President and
Chief Executive Officer

LETTER TO OUR SHAREHOLDERS

We are proud of the performance of our team and the consistent financial results Spartan Stores achieved in fiscal 2012, a year that continued to be challenged by a difficult economy. Our results reflect the underlying strength of our business and the success of our customer centric strategies to deliver value to our consumers and shareholders.

We believe that our operating discipline and ability to continue to enhance the value proposition have enabled us to perform well in a difficult marketplace and maintain our leading market share. During the year, we continued to execute on our strategic initiatives as we successfully completed the rollout of our yes Rewards loyalty program to all of our traditional supermarkets, increased our private brand offerings and enhanced our focus on fresh excellence.
In addition, we are testing a new value-focused store format under the banner Valu Land.

In fiscal 2012, these strategies served us well as our distribution and retail operations generated approximately $66 million in combined operating earnings and we achieved $110 million in Adjusted EBITDA. By carefully managing our expenses and working capital, we generated cash flow from operations of $94 million in fiscal 2012.

As a result of this strong cash generation, we are pleased to report that we lowered our interest expense through the repayment of the $45 million balance on our revolving credit facility and reduced our net long-term debt by $20 million to $112 million at year-end. We also increased our dividend by 30% in fiscal 2012, to $0.26 on an annual basis from $0.20 and authorized a five year share repurchase program for up to $50 million of the Company's stock, of which $12 million was repurchased during fiscal 2012. Finally, we continued to focus on our store base through the execution of our capital plan. Fiscal 2012 saw us complete eight major remodels and add two new fuel centers, as well as continue to invest in technology related to our yes Rewards loyalty program.

BUSINESS SEGMENTS

Although the Michigan economy improved over the course of fiscal 2012, our consumer continued to be affected by high unemployment, rising fuel prices and an increase in food inflation. This prolonged recession has markedly changed consumer buying habits and behaviors and, in response, we have fine tuned our strategies to deliver even greater value and convenience while providing a quality shopping experience.

In our retail business segment, we completed the rollout of our yes Rewards loyalty program to all of the traditional supermarket banners. This program provides many benefits, including free groceries and select free prescription drugs. At the end of fiscal 2012, over 800,000 households were participating in yes Rewards. We expect this number will continue to grow as more households embrace our point-based reward program as an innovative approach to providing value.

In addition, we expanded the reach of our fuel rewards program through our enhanced Speedway partnership, allowing us to offer fuel rewards to consumers throughout Michigan and provide existing distribution customers an opportunity to offer similar benefits.

Our pharmacy program is another way we offer our consumers both convenience and value. In fiscal 2012, we realized a 4.1% increase in script count, which is a testament to the strong acceptance of the affordable pricing on generic prescription drugs and the compelling benefits of our yes Rewards loyalty program.

We are committed to providing the consumer with a high-quality perishable product offering, which we believe is in line with the consumer's desire for healthier food alternatives. Through our Fresh Excellence initiative, we have improved nearly every key driver of overall consumer satisfaction—from the variety of products offered to enhanced training of our associates.

Our exceptional private brand program continues to resonate with our consumers. We launched 500 new private brand items in fiscal 2012, a 15% increase from the prior year and almost 25% more than originally planned. These new product introductions, along with our comprehensive packaging redesign that incorporates clear nutritional labeling, enhance our strong portfolio of corporate brands and value offerings for distribution customers while providing the end consumers with even more choices in our stores. The continued acceptance of our existing private brand products, new items and evolution of our packaging design have driven our unit penetration at retail to 25%, a rate which exceeds the national average by nearly 150 basis points.

Additionally, we have been experimenting with a new value-based store format, under the banner Valu Land, and in the fourth quarter of fiscal 2011 we converted two existing store locations to Valu Land stores. We quickly recognized the appeal of such a format in today's market and converted an additional location to this format in the fourth quarter of fiscal 2012. Our first net new Valu Land opened in early fiscal 2013 and we plan to open three to five more locations over the remainder of the year. While we are still very early in the development and testing of this store format, we are excited about the potential organic growth opportunity it could provide in certain existing markets, as well as locations outside the state of Michigan. We also hope to leverage our learnings from this format to benefit our distribution customers.

We are pleased with the results of our distribution business. This year, we secured new customers, increased sales penetration with our existing distribution customer base, enhanced our offerings with additional private brand items, and further improved the efficiency of our operations. This noteworthy performance is a testament to the quality of our distribution customers and their ability to navigate in a challenging environment. At the end of fiscal 2012, we supplied or have reached an agreement to supply approximately 375 independent grocery locations. Looking forward, we will continue to successfully drive incremental sales through the expansion of our private brand program and enhancement of our product offerings.

We have also made significant technology enhancements for our distribution customers as we strive to provide them with the most advanced tools in the wholesale grocery industry, as well as a superior customer experience. In the last year, we focused on our distribution website to make upgrades which provide our customers with comprehensive product and logistics information. In addition, we rolled out new handheld technology for our independent customers providing them with up-to-date online information for improved accuracy and decision making. Our enhancements have received very positive feedback from our distribution customers and we believe that the combination of our enhanced website and the latest handheld technology provides our customers with the leading value-added offerings in the wholesale grocery industry.

OUTLOOK

As we enter fiscal 2013, we are in a strong financial position, with the flexibility to pursue strategic growth opportunities and to return capital to shareholders. During the first quarter of fiscal 2013, in recognition of our confidence, we continued to repurchase shares, bringing our total shares acquired to approximately 50% of the authorized $50 million repurchase program. Additionally we increased our dividend for the second consecutive year, to $0.32 on an annual basis from $0.26, which represents a 23% increase.

While we are optimistic that the overall economic environment will improve throughout fiscal 2013, we intend to channel our energy and resources into the controllable aspects of the business. This includes continuing to enhance our strong value proposition to the consumer and working closely with our distribution partners in order to meet their needs. Recently, we launched an extensive sales and marketing campaign around the yes Rewards program, beginning with a 90 day price reduction and freeze on key items the consumer values. We believe that appealing to the consumer who continues to be pressured by the difficult economic environment and those that have become more value conscious will deepen our consumer relationships and improve our long-term performance. In addition, we are excited about the potential for organic growth from our new value store format, Valu Land, which we believe will further balance our food retail offering to consumers in Michigan and adjacent states as well as provide further opportunities for our distribution customers. Our distribution team will continue to work to increase our existing customer penetration and focus on adding new customers in adjacent markets, as well as enhance our value-added service offerings to generate increased sales growth.

Finally, we would be remiss not to mention that we were recognized as one of the 'World's Most Admired Companies' in 2012 by FORTUNE Magazine. We are extremely pleased as this achievement reflects the tremendous dedication and efforts of our associates as we strive to provide the consumer with consistent value and a quality shopping experience at our retail stores, as well as provide our distribution customers a differentiated go-to-market strategy and value-added partnership.

We remain confident in our customer centric business strategy and continue to focus on disciplined and balanced growth in order to position Spartan Stores for increased success long-term.

On behalf of management and our Board of Directors, we express our deep gratitude and appreciation to our associates, independent retailers, consumers, suppliers and shareholders for their continued commitment to Spartan Stores and our shared success.

Craig C. Sturken
Chairman

Dennis Eidson
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

JUN 27 2012

FORM 10-K

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended March 31, 2012.

OR

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from to .

Commission File Number: 000-31127

SPARTAN STORES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Michigan (State or Other Jurisdiction) of Incorporation or Organization)	**38-0593940** (I.R.S. Employer Identification No.)
850 76th Street, S.W. P.O. Box 8700 Grand Rapids, Michigan (Address of Principal Executive Offices)	**49518-8700** (Zip Code)

Registrant's telephone number, including area code: (616) 878-2000

Securities registered pursuant to Section 12(b) of the Securities Exchange Act:

Title of Class	Name of Exchange on which Registered
Common Stock, no par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Securities Exchange Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by a check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File requirement to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Securities Exchange Act).

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates based on the last sales price of such stock on the NASDAQ Global Select Market on September 10, 2011 (which was the last trading day of the registrant's second quarter in the fiscal year ended March 31, 2012) was $345,915,556.

The number of shares outstanding of the registrant's Common Stock, no par value, as of May 7, 2012 was 21,664,787, all of one class.

DOCUMENTS INCORPORATED BY REFERENCE

Part III, Items 10, 11, 12, 13 and 14	Proxy Statement for Annual Meeting to be held August 15, 2012

Forward-Looking Statements

The matters discussed in this Annual Report on Form 10-K include "forward-looking statements" about the plans, strategies, objectives, goals or expectations of Spartan Stores, Inc. (together with its subsidiaries, "Spartan Stores"). These forward-looking statements are identifiable by words or phrases indicating that Spartan Stores or management "expects," "anticipates," "plans," "believes," "estimates," "intends," or is "optimistic" or "confident" that a particular occurrence or event "will," "may," "could," "should" or "will likely" result, occur or pursue or "continue" in the future, that the "outlook" or "trend" is toward a particular result or occurrence, that a development is an "opportunity," "priority," "strategy," "focus" or similarly stated expectations. Accounting estimates, such as those described under the heading "Critical Accounting Policies" in Item 7 of this Annual Report on Form 10-K, are inherently forward-looking. Our asset impairment and exit cost provisions are estimates and actual costs may be more or less than these estimates and differences may be material. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report.

In addition to other risks and uncertainties described in connection with the forward-looking statements contained in this Annual Report on Form 10-K and other periodic reports filed with the Securities and Exchange Commission, there are many important factors that could cause actual results to differ materially. Our ability to achieve sales and earnings expectations; successfully conclude union contract negotiations; improve operating results; maintain and strengthen our retail-store performance; assimilate acquired stores; maintain or grow sales; respond successfully to competitors; maintain gross margin; effectively address food cost or price inflation or deflation; anticipate and successfully respond to openings of competitors; maintain and improve customer and supplier relationships; realize expected benefits of restructuring; realize growth opportunities; maintain or expand our customer base; reduce operating costs; sell on favorable terms assets held for sale; generate cash; continue to meet the terms of our debt covenants; continue to pay dividends, and successfully implement and realize the expected benefits of the other programs, systems, plans, priorities, strategies, objectives, goals or expectations described in this Annual Report, our other reports, our press releases and our public comments will be affected by changes in economic conditions generally or in the markets and geographic areas that we serve, adverse effects of the changing food and distribution industries and other factors including, but not limited to, those discussed in the "Risk Factors" discussion in Item 1A of this Annual Report.

This section and the discussions contained in Item 1A, "Risk Factors," and in Item 7, subheading "Critical Accounting Policies" in this report, both of which are incorporated here by reference, are intended to provide meaningful cautionary statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This should not be construed as a complete list of all of the economic, competitive, governmental, technological and other factors that could adversely affect our expected consolidated financial position, results of operations or liquidity. Additional risks and uncertainties not currently known to Spartan Stores or that Spartan Stores currently believes are immaterial also may impair our business, operations, liquidity, financial condition and prospects. We undertake no obligation to update or revise our forward-looking statements to reflect developments that occur or information obtained after the date of this Annual Report.

PART I

Item 1. Business

Overview

Spartan Stores is a leading regional grocery distributor and grocery retailer, operating principally in Michigan and Indiana. We operate two reportable business segments: Distribution and Retail. We believe that we are the tenth largest wholesale distributor to supermarkets in the United States and the largest wholesale distributor to supermarkets in Michigan. According to reports provided by Metro Market Studies, our distribution and retail operations hold a combined #1 or #2 market share in the Northern Michigan and Western Michigan markets we serve and a #3 market share in our other Michigan markets. For the fiscal year ended March 31, 2012 ("fiscal 2012"), we generated net sales of approximately $2.6 billion.

Established in 1917 as a cooperative grocery distributor, Spartan Stores converted to a for-profit business corporation in 1973. In January 1999, we began to acquire retail supermarkets in our focused geographic regions. In August 2000, our common stock became listed on the NASDAQ Stock Market under the symbol "SPTN." With approximately 8,400 associates, Spartan Stores distributes a wide variety of products to approximately 375 independent grocery stores and operates 96 conventional supermarkets.

Spartan Stores' hybrid business model supports the close functioning of its Distribution and Retail operations, optimizing the natural complements of each business segment. The model produces operational efficiencies, helps stimulate distribution product demand, and provides sharper market visibility and broader business growth options. In addition, the Distribution and Retail diversification provides added flexibility to pursue the best long-term growth opportunities in each segment.

Spartan Stores has established key management priorities that focus on the longer-term strategy of the Company, including establishing a well-differentiated market offering for our Distribution and Retail segments, and additional strategies designed to create value for our shareholders, retailers and customers. These priorities are:

- Retail sales growth: Continue refining our capital plan focusing on remodels, replacement stores, adjacent acquisitions, expansions and new stores to fill in existing markets, leverage investments in fuel centers and pharmacy operations to drive related supermarket customer traffic and continue to focus on category management initiatives, specifically focusing on fresh offerings. We also pursue prudent acquisitions to grow this segment.
- Distribution sales growth: Focus on increasing penetration of existing customers, attracting new in-market customers and adjacent-state customers, continue to share "best retail practices" with customers, provide a superior value-added relationship and pursue appropriate acquisitions.
- Margin optimization: Continued focus on increasing penetration of private brand programs, enhancing offerings in our fresh department, lowering the cost of merchandise through vendor partnerships, E-Sourcing, and improving retail shrink.
- Selling, general and administrative ("SG&A") expense cost containment: Continue to focus on improving efficiency and general cost containment in all areas to allow us to remain cost competitive in the long-term and help offset recessionary impacts on our business in the short-term.

We believe significant progress has been made towards achieving these long-term priorities in recent years and we will continue to focus on these priorities.

Distribution Segment

Our Distribution segment provides a selection of approximately 45,000 stock-keeping units (SKU's), including dry groceries, produce, dairy products, meat, deli, bakery, frozen food, seafood, floral products, general merchandise, pharmacy and health and beauty care items to approximately 375 independent grocery stores and our 96 corporate-owned stores. Also included are approximately 3,900 private brand grocery and general merchandise items. Total net sales from our Distribution segment, including shipments to our corporate-owned stores, which are eliminated in the consolidated financial statements, were approximately $1.8 billion for fiscal 2012.

Customers. Our Distribution segment supplies a diverse group of independent grocery store operators that range from a single store to supermarket chains with as many as 21 stores, as well as our corporate-owned stores. Pricing to our customers is generally based upon a "cost plus" model for grocery, frozen, dairy, pharmacy and health and beauty care items and a "variable mark-up" model for meat, deli, bakery, produce, seafood, floral and general merchandise products.

Our Distribution customer base is very diverse, with no single customer, excluding corporate-owned stores, exceeding 8% of consolidated net sales. Our five largest Distribution customers (excluding corporate-owned stores) accounted for approximately 17% of our fiscal 2012 Distribution net sales. In addition, approximately 75% of Distribution net sales, including corporate-owned stores, are covered under supply agreements with our Distribution customers or are directly controlled by Spartan Stores.

Distribution Functions. Our Distribution business utilized approximately 1.4 million square feet of warehouse, distribution and office space as of March 2012. We supply our independent Distribution customers and our corporate-owned stores from our distribution center located in Grand Rapids, Michigan. We believe that our distribution facility is strategically located to efficiently serve our customers. We are continually evaluating our inventory movement and assigning SKU's to appropriate areas within our distribution center facilities to reduce the time required to stock and pick products in order to achieve additional efficiencies.

To supply our Distribution customers, we operate a fleet of approximately 105 tractors, 205 conventional dry trailers and 180 refrigerated trailers, substantially all of which are leased. In fiscal 2012, 30 tractors and 22 conventional dry trailers were replaced as a part of our on-going strategy to maintain the highest possible operating standards. This investment in our fleet also supports our sustainability initiatives by meeting new emission level requirements and provides us with industry-leading appearances on the road as we continue to introduce new and increased *Spartan* private brand logo visibility. We take pride in our "rolling billboards" that showcase over 30 different colorful designs of *Spartan* private brand products and create positive visual impressions to the consumer as the fleet travels approximately 12.5 million miles annually.

We continued to leverage our upgraded fleet management system and new dispatch software, as well as a new fuel management system that was deployed in the fourth quarter of fiscal 2012, to further improve the efficiency of the operation. The greater visibility and functionality provided by the new transportation software resulted in continued trends of increased outbound load density and reduced off-route and empty miles. Our satellite-based global positioning and communications hardware allows fleet supervisors to communicate directly with drivers and supports a fully automated delivery tracking system that provides retailers with real time estimated time of arrival visibility on every delivery. The trailer-tracking functionality also enabled the dispatch center to efficiently track the location of all trailers in the fleet as well as support the completion of chain of custody audits for product in transit. Continued integration with other supply chain systems will assist by improving resource utilization and lowering the fleet tractor to trailer ratio as we move through fiscal 2013. Furthermore, system supplied critical event and performance reporting has positively impacted the fleet accident frequency and severity rating, as we remain committed to continued improvement in safety and reduction of insurance and claims costs.

We remain committed to the ongoing investment required to maintain a best-in-class fleet while focusing on the lowest operating cost model. A comprehensive equipment replacement strategy has enabled the company to capitalize on seasonal business fluctuations, vehicle technology enhancements, increased trailer capacity, fleet right-sizing and manufacturer component warranty cycles. In fiscal 2012, we took delivery of 30 leased Kenworth tractors equipped with the new Cummins ISX 425 horsepower engine that met the latest federal emissions standards. These new trucks offer an industry leading solution with world-class low emissions and greenhouse gases, while delivering outstanding horsepower, torque and improved fuel efficiency. The trucks reduce emissions to near-zero levels of nitrogen oxide and meet our continued commitment to reducing our carbon footprint. We also continue to invest in environmentally friendly equipment solutions such as improved aerodynamics, idling reduction systems, low roll resistant tires and tire inflation systems.

In Fiscal 2013, we will focus on completing the integration of a yard and dock management system with other transportation technology to automate and control the arrival/departure, yard location, yard movement and readiness of trailers in a full on-line environment. We will fully utilize the real time information from RF identification tags to track the location of equipment in the yard. The use of wireless communications for trailers will allow for improved control and monitoring of the distribution campus.

Additional Services. We also offer and provide many of our independent Distribution customers with value-added services, including:

- Site identification and market analyses
- Store planning and development
- Marketing, promotion and advertising
- Technology and information services
- Accounting, payroll and tax preparation
- Human resource services
- Coupon redemption
- Product reclamation
- Printing
- Category management
- Real estate services
- Construction management services

Retail Segment

Our neighborhood market strategy distinguishes our stores from supercenters and limited assortment stores by emphasizing convenient locations, demographically targeted merchandise selections, high-quality fresh offerings, customer service, value pricing and community involvement.

Our Retail segment operates 96 retail supermarkets predominantly in midsize metropolitan, tourist and lake communities of Michigan. Our retail supermarkets are operated under the banners *Glen's Markets, Family Fare Supermarkets, D&W Fresh Markets, VG's Food and Pharmacy, and Valu Land.*

Our 96 retail supermarkets typically offer dry groceries, produce, dairy products, meat, frozen food, seafood, floral products, general merchandise, beverages, tobacco products, health and beauty care products, delicatessen items and bakery goods. In 66 of our supermarkets, we also offer pharmacy services. In addition to nationally advertised products, the stores carry private brand items, including our flagship *Spartan* brand and *Fresh Selections*, *Top Care*, a health and beauty care brand, *Valu Time*, a value brand, *Full Circle*, a natural and organic brand and *Paws*, a pet supplies brand. These private brand items provide above-average retail margins and we believe they help generate increased customer loyalty. See "Merchandising and Marketing – Corporate Brands." Our retail supermarkets range in size from approximately 20,300 to 65,800 total square feet and average approximately 42,000 total square feet per store.

We operate 27 fuel centers at our supermarket locations operating under the banners *D&W Quick Stop*, *Family Fare Quick Stop*, *Glen's Quick Stop*, and *VG's Quick Stop*. These fuel centers offer refueling facilities and in the adjacent convenience store, a limited variety of immediately consumable products. Our prototypical *Quick Stop* stores are approximately 1,100 square feet in size and are located adjacent to our supermarkets. We have experienced increases in supermarket sales upon opening fuel centers and initiating cross-merchandising activities. We are planning to continue to open additional fuel centers at certain of our supermarket locations each year over the next few years.

Our stores are primarily the result of acquisitions from January 1999 to December 2008. The following chart details the changes in the number of our stores over the last five fiscal years:

Fiscal Year	Number of Stores at Beginning of Fiscal Year	Stores Acquired or Added During Fiscal Year	Stores Closed or Sold During Fiscal Year	Number of Stores at End of Fiscal Year
2008	87	20	8	99
2009	99	17	16	100
2010	100	—	4	96
2011	96	1	—	97
2012	97	—	1	96

During fiscal 2012, we completed seven major remodels of our stores as well as many other limited remodels and store resets. In addition, we converted one store to our new *Valu Land* banner and opened two new fuel centers.

We expect to continue making meaningful progress with our capital investment program during fiscal 2013 by completing construction of one new store (relocation of a store), opening four to six new Valu Land stores, completing six major remodels and opening two new fuel centers. We evaluate proposed retail projects based on demographics and competition within each market, and prioritize projects based on their expected returns on investment. Approval of proposed capital projects requires a projected internal rate of return that meets or exceeds our policy; however, we may undertake projects that do not meet this standard to the extent they represent required maintenance or necessary infrastructure improvements. In addition, the Company performs a post completion review of all major projects. We believe that focusing on such measures provides us with an appropriate level of discipline in our capital expenditures process.

Products

The Company offers a wide variety of grocery products, general merchandise and health and beauty care, pharmacy, fuel and other items and services. The Company's consolidated net sales include the net sales of the Company's corporate-owned stores and fuel centers and the net sales of the Company's Distribution business, net of sales to affiliated stores.

The following table presents sales by type of similar product and services:

(Dollars in thousands)	2012		2011		2010	
Non-perishables (1)	$1,293,147	49%	$1,297,719	51%	$1,367,298	53%
Perishables (2)	933,545	36	906,945	36	895,005	35
Fuel	219,903	8	123,262	5	95,937	4
Pharmacy	187,631	7	205,138	8	193,716	8
Consolidated net sales	$2,634,226	100%	$2,533,064	100%	$2,551,956	100%

(1) Consists primarily of general merchandise, grocery, beverages, snacks and frozen foods.
(2) Consists primarily of produce, dairy, meat, bakery, deli, floral and seafood.
Note—Fiscal 2012 had 53 weeks while both 2011 and 2010 had 52 weeks.

Reporting Segment Financial Data

More detailed information about our reporting segments may be found in Note 15 to the consolidated financial statements included in Item 8, which is herein incorporated by reference. All of our sales and all of our assets are in the United States of America.

Discontinued Operations

Certain of our retail and grocery distribution operations have been recorded as discontinued operations. Accordingly, for all years presented, all Consolidated Statements of Earnings information in this Annual Report on Form 10-K has been adjusted and the discontinued operations information is excluded, unless otherwise noted. Discontinued retail operations consist of certain stores that have been closed or sold. Discontinued Distribution operations consist of our Maumee, Ohio and Toledo, Ohio distribution centers that previously serviced retail stores which have been closed or sold.

Marketing and Merchandising

General. We continue to align our marketing and merchandising strategies with current consumer behaviors by providing initiatives centered on loyalty, value, and health and wellness. These strategies focus on consumer driven programs to effectively leverage the use of category management principles and satisfy the consumer's needs.

Our over-arching focus on the consumer gives us insight about purchasing behavior and the flexibility to adapt to rapidly changing market conditions by making tactical adjustments to our marketing and merchandising programs that deliver more tangible value to our customers. We will continue to expand these offerings and partner with our independent customers over time to realize incremental benefits.

As we expand our service offerings, we believe that we differentiate ourselves from our competitors by offering a full set of services, from value added services in our distribution segment to the addition of fuel centers and *Starbucks Coffee* shops in some of our retail stores. To engender loyalty with our customers, we provide them with discounts on fuel purchases at our fuel centers. Fuel centers have proven to be effective traffic-builders for fuel-purchasing customers who wish to take advantage of cross-promotions between the stores and the *Quick Stop* fuel centers. Consumers are focusing on value in today's economy, and coupons such as the fuel reward savings program are helping us to meet that need.

We continue to evolve our Pharmacy Plus program by connecting with the consumer and focusing on health and wellness. As noted above, 66 of our supermarkets now offer pharmacy services. We believe the pharmacy service offering is an important part of the consumer experience. As a result, to provide excellent value on medications, we offer free medications (antibiotics, diabetic meds and pre-natal vitamins) along with generic drugs for $4 and $10 as well as food solutions for preventative health and education for our customers.

In fiscal 2012, we expanded our "YES" customer loyalty card program to include Family Fare and D&W Fresh Market and now have all of our conventional grocery stores linked with the same loyalty card. This program, which was first introduced in the *Glen's Markets* banner late in the first quarter of fiscal 2010, is providing us with more sophisticated information to better understand our customers' purchasing behavior, which we are using to improve the effectiveness of our promotions, marketing and merchandising programs. We also expect the program will help solidify our long-term customer loyalty, improve our sales growth opportunities and further strengthen our market position. We expect to achieve these goals by knowing what's important to our individual consumers and then by targeting relevant offers to these individuals.

We strive to be a health and wellness solution for our customers as well. Our Nutrition Guide tags are one way we do this—providing nutrition information for thousands of items throughout the store, right on the price tag—making it easy for our customers to purchase items that meet their health needs. We were also one of the first retailers in the country to begin to incorporate Food Marketing Institute's "Facts Up Front" nutrition labeling on our Spartan and Spartan Fresh Selections private brand packages. We expect to be the first retailer in the country to have 100% of our private brand packaging to incorporate Facts Up Front on the label by the end of calendar 2012.

At Spartan Stores, we are committed to being a consumer driven retailer. In fiscal 2009, we implemented a new customer satisfaction program that gives consumers a new channel for communicating their store experiences. Retail customers are randomly selected via point-of-sale receipts and invited to give us feedback by taking an online survey. Results of these surveys help us assess overall customer satisfaction and identify several opportunities to focus on to drive consumer satisfaction and loyalty. From this program we have developed a fresh selection initiative to drive our competitive advantage. We value the opinions of our consumers and believe the best way to deliver a high quality shopping experience is to let customers tell us what they want and need. We believe this survey dialogue will better enable us to identify opportunities for continuous improvements for consistency and excellence in the overall consumer experience.

Over the past year we have been experimenting with a value store format, under the banner Valu Land, and converted three small store locations to this format. We opened our first net new Valu Land early in the first quarter of fiscal 2013. Over the remainder of fiscal 2013, we plan to open four to six additional new Valu Land locations. While we are still very early in the development and testing of this store format, we are excited about the potential organic growth opportunity it could provide in certain existing markets, as well as locations outside the state of Michigan.

Private Brands. We currently market and distribute over 3,900 private brand items including our flagship *Spartan* brand, *Spartan Fresh Selections*, *Top Care*, a health and beauty care brand, *Valu Time*, a value brand, *Full Circle*, a natural and organic brand, and *Paws*, a pet supplies brand. We believe that our private brand offerings are part of our most valuable strategic assets, demonstrated through customer loyalty and profitability. These product offerings are serving us particularly well as the consumer becomes more value orientated.

We have worked diligently to develop a premier private brand program. We have added more than 2,400 corporate brand products to our consumer offer in the past eight years, with approximately 500 products introduced in fiscal 2012. We plan to introduce approximately 400 new items in fiscal 2013. Our products are continually recognized for excellence, and this year marked the ninth consecutive year that we have been recognized for award-winning private brand products. These awards underscore our continued commitment to providing the consumer with quality products.

Additionally, we continue to focus on pursuing opportunities in the fresh department consumer offerings with *Spartan Fresh Selections*, which was launched in fiscal 2011 and included the addition of 92 new products followed by 60 new products in fiscal 2012.

Competition

Our Distribution and Retail segments operate in highly competitive markets, which typically result in low profit margins for the industry as a whole. We compete with, among others, regional and national grocery distributors, independently owned retail grocery stores, large chain stores that have integrated wholesale and retail operations, mass merchandisers, limited assortment stores and wholesale membership clubs, many of whom have greater resources than we do. The principal competitive factors in the retail grocery business include the location and image of the store; the price, quality and variety of the perishable products; and the quality and consistency of service.

We believe we have developed and implemented strategies and processes that allow us to remain competitive in our Retail segment. We monitor planned store openings by our competitors and have established proactive strategies to respond to new competition both before and after the competitive store opening. Strategies to combat competition vary based on many factors, such as the competitor's format, strengths, weaknesses, pricing and sales focus. During the past three fiscal years, 12 competitor supercenters opened in markets in which we operate corporate-owned stores. No additional openings are expected to occur during fiscal 2013 against our corporate-owned stores. As a result of these openings we believe the majority of our supermarkets compete with one, if not multiple, supercenters.

The primary competitive factors in the distribution business include price, product quality, variety and service. We believe our overall service level, defined as actual units shipped divided by actual units ordered, is among industry leading performance in our Distribution segment.

Seasonality

Our sales and operating performance vary with seasonality. Our first and fourth quarters are typically our lowest sales quarters. Therefore, operating results are generally lower during these two quarters. Additionally, these two quarters can be affected by the timing of the Easter holiday, which results in a strong sales week. Many northern Michigan stores are dependent on tourism and therefore, are most affected by seasons and weather patterns, including, but not limited to, the amount and timing of snowfall during the winter months and the range of temperature during the summer months. All quarters are 12 weeks, except for our third quarter, which is 16 weeks and includes the Thanksgiving and Christmas holidays. Fiscal 2012 contained 53 weeks; therefore, the fourth quarter of fiscal 2012 consisted of 13 weeks rather than 12 weeks.

Suppliers

We purchase products from a large number of national, regional and local suppliers of name brand and private brand merchandise. We have not encountered any material difficulty in procuring or maintaining an adequate level of products to serve our customers. No single supplier accounts for more than 12% of our purchases. We continue to develop strategic relationships with key suppliers. We believe this will prove valuable in the development of enhanced promotional programs and consumer value perceptions.

Intellectual Property

We own valuable intellectual property, including trademarks and other proprietary information, some of which are of material importance to our business.

Technology

Spartan continues to invest in technology as a means of maximizing the efficiency of our operations, improving service to our customers, and where possible deploying technology to provide a competitive advantage in the marketplace.

Supply Chain. During fiscal 2012, Spartan implemented a new handheld ordering system for use with our Distribution customers. This system provides an industry leading tool for the independent customer to order product and access product information from any location in their store. We made major enhancements to our web based product information system for use by our Distribution customers. We added the capability for the independent customer to track the delivery status of orders including the physical location of the truck in route to the customer location. In fiscal 2013, we will continue with the development of our web based product information system and also upgrade our voice selection technology within all warehouses to further improve order accuracy and efficiency. These projects are all designed to provide expanded and more timely information so our Distribution customers can make better decisions and more effectively compete in the marketplace.

Retail Systems. During fiscal 2012, Spartan implemented a major software revision to our point of sale systems. The first phase of our Pharmacy consumer web site was implemented to provide enhanced medical information for the consumer. The next phase of an enhanced cost accounting system for our corporate pharmacies was installed to support improved margin analysis and inventory management. Our loyalty marketing system was deployed in the remaining corporate owned retail banners and we continued making major enhancements to our customer loyalty marketing system. We completed the upgrade of our in-store item and price management system for our independent customers.

Financial Systems. During fiscal 2012, Spartan implemented additional management self service functions in its Human Resource and Payroll system. We implemented a new integrated project management and costing system for the Real Estate and IT departments.

Information Technology Infrastructure. A major storage system upgrade was completed at our primary and backup data centers. Additional processing capacity was added at our primary and backup data centers. Our security systems continue to be enhanced at our retail locations and our central processing sites.

Subsidiaries

Our Distribution segment consists primarily of our wholly owned subsidiary, Spartan Stores Distribution, LLC. We operate our Retail segment through our wholly owned subsidiary, Seaway Food Town, Inc. and its respective subsidiaries.

Associates

We currently employ approximately 8,400 associates, 4,000 of which are full-time and 4,400 of which are part-time. Unions represent approximately 8% of our associates.

We consider our relations with our union and non-union associates to be good and have not had any material work stoppages in over twenty years. The existing agreement with the union expires October 2012. We expect to enter into a new contract prior to the expiration of the current agreement.

Regulation

We are subject to federal, state and local laws and regulations covering the purchase, handling, sale and transportation of our products. Several of our products are subject to federal Food and Drug Administration regulation. We believe that we are in substantial compliance in all material respects with the Food and Drug Administration and other federal, state and local laws and regulations governing our businesses.

Forward-Looking Statements

The matters discussed in this Item 1 include forward-looking statements. See “Forward-Looking Statements” at the beginning of this Annual Report on Form 10-K.

Available Information

The address of our web site is www.spartanstores.com. The inclusion of our website address in this Form 10-K does not include or incorporate by reference the information on or accessible through our website, and you should not consider information contained on or accessible through those websites as part of this Form 10-K. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports (and amendments to those reports) filed or furnished pursuant to Section 13(a) of the Securities Exchange Act available on our web site as soon as reasonably practicable after we electronically file or furnish such materials with the Securities and Exchange Commission. Interested persons can view such materials without charge by clicking on “For Investors” and then “SEC Filings” on our web site. Spartan Stores is an “accelerated filer” within the meaning of Rule 12b-2 under the Securities Exchange Act.

Item 1A. Risk Factors

Our business faces many risks. If any of the events or circumstances described in the following risk factors occurs, our financial condition or results of operations may suffer, and the trading price of our common stock could decline. This discussion of risk factors should be read in conjunction with the other information in this Annual Report on Form 10-K. All of our forward-looking statements are affected by the risk factors discussed in this item and this discussion of risk factors should be read in conjunction with the discussion of forward-looking statements which appears at the beginning of this report.

We operate in an extremely competitive industry. Many of our competitors are much larger than we are and may be able to compete more effectively.

Our Distribution and Retail segments compete with, among others, regional and national grocery distributors, independently owned retail grocery stores, large chain stores that have integrated wholesale and retail operations, mass merchandisers, limited assortment stores and wholesale membership clubs, many of whom have greater resources than we do. Some of our distribution and retail competitors are substantially larger and have greater financial resources and geographic scope, lower merchandise acquisition costs and lower operating expenses than we do, intensifying competition at the wholesale and retail levels.

The effects of industry consolidation and the expansion of alternative store formats have resulted in, and continue to result in, market share losses for traditional grocery stores. These trends have produced even stronger competition for our retail business and for the independent customers of our distribution business. To the extent our independent customers are acquired by our competitors or are not successful in competing with other retail chains and non-traditional competitors, sales by our distribution business will be affected. If we fail to implement strategies to respond effectively to these competitive pressures, our operating results could be adversely affected by price reductions, decreased sales or margins, or loss of market share.

This competition may result in reduced profit margins and other harmful effects on us and the Distribution customers that we supply. Ongoing industry consolidation could result in our loss of customers that we currently supply and could confront our retail operations with competition from larger and better-capitalized chains in existing or new markets. We may not be able to compete successfully in this environment.

Government regulation could harm our business.

Our business is subject to extensive governmental laws and regulations including, but not limited to, employment and wage laws and regulations, regulations governing the sale of pharmaceuticals, alcohol and tobacco, minimum wage requirements, working condition requirements, public accessibility requirements, citizenship requirements, environmental regulation, and other laws and regulations. A violation or change of these laws could have a material effect on our business, financial condition and results of operations.

Like other companies that sell food and drugs, our stores are subject to various federal, state, local, and foreign laws, regulations, and administrative practices affecting our business. We must comply with numerous provisions regulating health and sanitation standards, facilities inspection, food labeling, and licensing for the sale of food, drugs, tobacco and alcoholic beverages.

We cannot predict the nature of future laws, regulations, interpretations, or applications, or determine what effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state, local, and foreign regulatory requirements will have on our future business. They could, however, require that we recall or discontinue sale of certain products, make substantial changes to our facilities or operations, or otherwise result in substantial increases in operating expense. Any or all of such requirements could have an adverse effect on our results of operations and financial condition.

We are subject to state and federal environmental regulations.

Under various federal, state and local laws, ordinances and regulations, we may, as the owner or operator of our locations, be liable for the costs of removal or remediation of contamination at these current or our former locations, whether or not we knew of, or were responsible for, the presences of such contamination. The failure to properly remediate such contamination may subject us to liability to third parties and may adversely affect our ability to sell or lease such property or to borrow money using such property as collateral.

Compliance with existing and future environmental laws regulating underground storage tanks may require significant capital expenditures and increased operating and maintenance costs.

The remediation costs and other costs required to clean up or treat contaminated sites could be substantial. In the future, we may incur substantial expenditures for remediation of contamination that has not been discovered at existing or acquired locations. We cannot assure you that we have identified all environmental liabilities at all of our current and former locations; that material environmental conditions not known to us do not exist; that future laws, ordinances or regulations will not impose material environmental liability on us; or that a material environmental condition does not otherwise exist as to any one or more of our locations. In addition, failure to comply with any environmental laws, ordinances or regulations or an increase in regulations could adversely affect our operating results and financial condition.

Safety concerns regarding our products could harm our business.

It is sometimes necessary for us to recall unsafe, contaminated or defective products. Recall costs can be material and we might not be able to recover costs from our suppliers. Concerns regarding the safety of food products sold by us could cause shoppers to avoid purchasing certain products from us, or to seek alternative sources of supply for some or all of their food needs, even if the basis for concern is outside of our control. Any loss of confidence on the part of our customers would be difficult and costly to overcome. Any real or perceived issue regarding the safety of any food or drug items sold by us, regardless of the cause, could have a substantial and adverse effect on our business.

We may not be able to implement our strategy of growth through acquisitions.

Part of our growth strategy involves selected acquisitions of additional retail grocery stores, grocery store chains or distribution facilities. We may not be able to implement this part of our growth strategy or ultimately be successful. We may not be able to identify suitable acquisition candidates in the future, complete acquisitions or obtain the necessary financing.

Because we operate in the Distribution business, future acquisitions of retail grocery stores could result in us competing with our independent grocery store customers and could have adverse effects on existing business relationships with our distribution customers.

The success of our store acquisitions will depend, in part, on whether we achieve the business synergies and related cost savings that we anticipated in connection with these transactions and any future acquisitions. Accordingly, we may not achieve expected results and long-term business goals.

Our business is subject to risks from regional economic conditions, fuel prices, and other factors in our markets.

Our business is sensitive to changes in general economic conditions. In recent years, the United States economy and financial markets have declined and experienced volatility due to uncertainties related to energy prices, availability of credit, difficulties in the banking and financial services sector, the decline in the housing market, diminished market liquidity, falling consumer confidence and rising unemployment rates. Furthermore, most of our sales are to customers located in Michigan and Indiana and the Michigan economy in particular is dependent upon the automotive industry, which is still challenged. Michigan continues to have one of the highest unemployment rates in the country. These adverse economic conditions in our markets, potential reduction in the populations in our markets and the loss of purchasing power by residents in our markets could reduce the amount and mix of groceries purchased, adversely affecting our revenues and profitability. Further adverse developments in the automotive and auto supply industries in Michigan and Indiana could have an additional adverse affect on purchasing power of our customers and prospective customers in some markets served by our retail stores and those of our Distribution customers. This could lead to additional reductions in consumer spending, to consumers trading down to less expensive mix of products or to consumers trading down to discounters, all of which may affect our financial condition and results of operations.

Rising gasoline prices may affect consumer behavior and retail grocery prices. The impact of rising petroleum prices may prompt consumers to make different choices in how and where they shop due to the high price of gasoline. Additionally, the impact of higher fuel costs is passed through by manufacturers and distributors in the prices of goods and services provided, again potentially affecting consumer buying decisions. This could have adverse impacts on retail store traffic, basket size and overall spending at both our corporate and independent retail stores.

In addition, many of our retail grocery stores, as well as stores operated by our Distribution customers are located in areas of northern Michigan that are heavily dependent upon tourism. Unseasonable weather conditions and the economic conditions discussed above may decrease tourism activity and could result in decreased sales by our retail grocery stores and decreased sales to our Distribution customers, adversely affecting our business.

Economic downturns and uncertainty have adversely affected overall demand and intensified price competition, and have caused consumers to "trade down" by purchasing lower margin items and to make fewer purchases in traditional supermarket channels. Continued negative economic conditions affecting disposable consumer income such as employment levels, business conditions, changes in housing market conditions, the availability of credit, interest rates, volatility in fuel and energy costs, food price inflation or deflation, employment trends in our markets and labor costs, the impact of natural disasters or acts of terrorism, and other matters affecting consumer spending could cause consumers to continue shifting even more of their spending to lower-priced products and competitors. The continued general reductions in the level of discretionary spending or shifts in consumer discretionary spending to our competitors could adversely affect our growth and profitability.

Inflation and deflation may adversely affect our operating results.

In this uncertain economy, it is difficult to forecast whether fiscal 2013 will be a period of inflation or deflation. Food deflation could reduce sales growth and earnings, while food inflation, combined with reduced consumer spending, could reduce gross profit margins. If we experience significant inflation or deflation, especially in the context of continued lower consumer spending, then the Company's financial condition and results of operations may be adversely affected.

We may be unable to retain our key management personnel.

Our success depends to a significant degree upon the continued contributions of senior management. The loss of any key member of our management team may prevent us from implementing our business plans in a timely manner. We cannot assure you that successors of comparable ability will be identified and appointed and that our business will not be adversely affected.

A number of our Distribution segment associates are covered by collective bargaining agreements.

Most of our warehouse associates in our Distribution business segment are covered by a collective bargaining agreement which expires in October 2012. We expect that rising health care, pension and other employee benefit costs, among other issues, will continue to be important topics of negotiation with the labor union. Upon the expiration of our collective bargaining agreement, work stoppages by the affected workers could occur if we are unable to negotiate an acceptable contract with the labor union. This could significantly disrupt our operations. Further, if we are unable to control health care and pension costs provided for in the collective bargaining agreement, we may experience increased operating costs and an adverse impact on future results of operations.

Unions may attempt to organize additional employees.

While we believe that relations with our employees are good, we may become the target of union organizing campaigns similar to those faced by our competitors. The potential for unionization could increase as any new related legislation is passed. We respect our employees' right to unionize or not to unionize. However, the unionization of a significant portion of our workforce could increase our overall costs at the affected locations and adversely affect our flexibility to run our business in the most efficient manner to remain competitive or acquire new business and could adversely affect our results of operations by increasing our labor costs or otherwise restricting our ability to maximize the efficiency of our operations.

Costs related to multi-employer pension plans and other postretirement plans could increase.

We contribute to the Central States Southeast and Southwest Pension Fund, a multi-employer pension plan, based on obligations arising under a collective bargaining agreement with Teamster local 406. The plan is not administered by or in any way controlled by us. We have relatively little control over the level of contributions we are required to make to the plan and it is currently underfunded. As a result, contributions are scheduled to increase and we expect that contributions to the plans may be subject to further increases. Benefit levels and related issues will continue to create collective bargaining challenges. The amount of any increase or decrease in our required contributions to the multi-employer pension plan will depend upon the outcome of collective bargaining, actions taken by trustees who manage the plan, governmental regulations, the actual return on assets held in the plan, the continued viability and contributions of other employers which contribute to the plan, and the potential payment of a withdrawal liability if we choose to exit a market, among other factors.

Under current law, an employer that withdraws or partially withdraws from a multi-employer pension plan may incur a withdrawal liability to the plan, which represents the portion of the plan's underfunding that is allocable to the withdrawing employer under very complex actuarial and allocation rules. Withdrawal liabilities may be incurred under a variety of circumstances, including selling, closing or substantially reducing employment at a facility. Withdrawal liabilities could be material, and potential exposure to withdrawal liabilities may influence business decisions and could cause the company to forgo business opportunities.

We maintain a defined benefit retirement plan for substantially all of our employees that do not participate in multi-employer pension plans. This plan is a cash balance pension plan and was frozen as of January 1, 2011. Expenses associated with the defined benefit plans may significantly increase due to changes to actuarial assumptions or investment returns on plan assets that are less favorable than projected. In addition, changes in our funding status could adversely affect our financial position.

Risks associated with insurance plan claims could increase future expenses.

We use a combination of insurance and self-insurance to provide for potential liabilities for workers' compensation, automobile and general liability, property insurance, director and officers' liability insurance, and employee health care benefits. The liabilities that have been recorded for these claims represent our best estimate, using generally accepted actuarial reserving methods, of the ultimate obligations for reported claims plus those incurred but not reported for all claims incurred through March 31, 2012. Any actuarial projection of losses is subject to a high degree of variability. Changes in legal trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, and changes in discount rates could all affect the level of reserves required and could cause future expense to maintain reserves at appropriate levels.

Costs related to associate healthcare benefits could increase.

We provide health benefits for a large number of associates. Our costs to provide such benefits continue to increase annually and recent legislative and private sector initiatives regarding healthcare reform are likely to result in significant changes to the U.S. healthcare system. At this time we are not able to determine the impact that healthcare reform will have on the Company-sponsored healthcare plans. In addition, we participate in various multi-employer health plans for our union associates, and we are required to make contributions to these plans in amounts established under collective bargaining agreements. The cost of providing benefits through such plans has escalated rapidly in recent years. The amount of any increase or decrease in our required contributions to these multi-employer plans will depend upon many factors, many of which are beyond our control. If we are unable to control the costs of providing healthcare to associates, we may experience increased operating costs, which may adversely affect our financial condition and results of operations.

Changes in vendor promotions or allowances, including the way vendors target their promotional spending, and our ability to effectively manage these programs could significantly impact our margins and profitability.

We cooperatively engage in a variety of promotional programs with our vendors. As the parties assess the results of specific promotions and plan for future promotions, the nature of these programs and the allocation of dollars among them changes over time. We manage these programs to maintain or improve margins while at the same time increasing sales for us and for the vendors. A reduction in overall promotional spending or a shift in promotional spending away from certain types of promotions that we and our distribution customers have historically utilized could have a significant impact on profitability.

Threats to security or the occurrence of a health pandemic could harm our business.

Our business could be severely impacted by wartime activities, threats or acts of terrorism or a widespread health pandemic. Any of these events could adversely impact our business by disrupting delivery of products to our corporate stores or our independent retail customers, by affecting our ability to appropriately staff our stores and by causing customers to avoid public places.

We have large, complex information technology systems that are important to our business operations. Although we have implemented security programs and disaster recovery facilities and procedures, security could be compromised and systems disruptions, data theft or other criminal activity could occur. This could result in a loss of sales or profits or cause us to incur significant costs to restore our systems or to reimburse third parties for damages.

Severe weather and natural disasters could harm our business.

Severe weather conditions and natural disasters, whether a result of climate change or otherwise, could affect the suppliers from whom we purchase products and could cause disruptions in our operations. Unseasonably adverse climatic conditions that impact growing conditions and the crops of food producers may adversely affect the availability or cost of certain products.

Damage to our facilities could harm our business.

A majority of the product we supply to our retail stores and Distribution customers flows through our distribution center. While we believe we have adopted commercially reasonable precautions, insurance programs, and contingency plans, destruction of, or substantial damage to our distribution center due to natural disaster, severe weather conditions, accident, terrorism, or other causes could substantially compromise our ability to distribute products to our retail stores and Distribution customers. This could result in a loss of sales, profits and asset value.

Restrictive covenants imposed by our credit facility and other factors could adversely affect our ability to borrow.

Our ability to borrow additional funds is governed by the terms of our credit facilities. The credit facilities contain financial and other covenants that, among other things, limit the Company's ability to draw down the full amount of the facility, incur additional debt outside of the credit facility, create new liens on property, make acquisitions, or pay dividends. These covenants may affect our operating flexibility and may require us to seek the consent of the lenders to certain transactions that we may wish to effect. We are not currently restricted by these covenants. Disruptions in the financial markets have in the past resulted in bank failures. One or more of the participants in our credit facility could become unable to fund our future borrowings when needed. We believe that cash generated from operating activities and available borrowings under our credit facility will be sufficient to meet anticipated requirements for working capital, capital expenditures, and debt service obligations for the foreseeable future. However, there can be no assurance that our business will continue to generate cash flow at or above current levels or that we will maintain our ability to borrow under our credit facility. The Company may not be able to refinance its existing debt at similar terms.

Impairment charges for goodwill or other intangible assets would adversely affect our financial condition and results of operations.

The Company is required to test annually goodwill and intangible assets with indefinite useful lives, including the goodwill associated with past acquisitions and any future acquisitions, to determine if impairment has occurred. Additionally, interim reviews must be performed whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, the Company is required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other intangible assets and the implied fair value of the goodwill or other intangible assets in the period the determination is made.

The testing of goodwill and other intangible assets for impairment requires the Company to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including potential changes in economic, industry or market conditions, changes in business operations, changes in competition or changes in the Company's stock price and market capitalization. Changes in these factors, or changes in actual performance compared with estimates of the Company's future performance, may affect the fair value of goodwill or other intangible assets, which may result in an impairment charge. The Company cannot accurately predict the amount and timing of any impairment of assets. Should the value of goodwill or other intangible assets become impaired, the Company's financial condition and results of operations may be adversely affected.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Distribution Segment Real Estate

The following table lists the current location, approximate size and ownership of the facilities used in our Distribution segment:

Facilities	Location	Total Square Feet	Ownership
Dry grocery	Grand Rapids, MI	585,492	Owned
Fresh (refrigerated)	Grand Rapids, MI	306,522	Owned
General merchandise	Grand Rapids, MI	232,700	Owned
General office (including print shop)	Grand Rapids, MI	127,323	Owned
Transportation and salvage	Grand Rapids, MI	78,760	Owned
Warehouse and office	Grand Rapids, MI	47,500	Leased
Total		1,378,297	

The Company believes that its distribution facilities are generally well maintained, are generally in good operating condition, have sufficient capacity and are suitable and adequate to carry on the Company's distribution business. In the fourth quarter of fiscal 2010, we began to transition the dry grocery operations at our former Plymouth, Michigan warehouse to Grand Rapids. The transition was completed in the first quarter of fiscal 2011 and, as such, the facility is no longer used in our operations. The lease on this facility expired in October 2010.

Retail Segment Real Estate

The following table lists the retail banner, number of stores, geographic region, approximate total square footage under the banner, average store size (in square feet) and ownership of our retail supermarkets:

Retail Banner	Number of Stores	Geographic Region	Total Square Feet	Average Store Size	Ownership
Family Fare Supermarkets	37	Western and Central Michigan	1,664,452	44,985	Leased
Glen's Markets	29	Northern and Central Michigan	1,037,288	35,769	Leased
D&W Fresh Markets	9	Western Michigan	425,019	47,224	Leased
D&W Fresh Markets	2	Western and Central Michigan	84,458	42,229	Owned
Valu Land	3	Northern and Central Michigan	73,152	24,384	Leased
VG's Food and Pharmacy	16	Eastern Michigan	759,809	47,488	Leased
Total	96		4,044,178	42,127	

We also own one fuel center in Western Michigan that is not included in a supermarket location but is adjacent to our corporate headquarters.

Item 3. Legal Proceedings

Various lawsuits and claims, arising in the ordinary course of business, are pending or have been asserted against Spartan Stores and its subsidiaries. While the ultimate effect of such lawsuits and claims cannot be predicted with certainty, management believes that their outcome will not result in an adverse effect on the consolidated financial position, operating results or liquidity of Spartan Stores.

Item 4. Mine Safety Disclosure

Not Applicable

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Spartan Stores common stock is traded on the NASDAQ Global Select Market under the trading symbol "SPTN."

Stock sale prices are based on transactions reported on the NASDAQ Global Select Market. Information on quarterly high and low sales prices for Spartan Stores' common stock appears in Note 16 to the consolidated financial statements and is incorporated here by reference. At May 7, 2012, there were approximately 475 shareholders of record of Spartan Stores common stock.

The Company paid a quarterly cash dividend of $0.05 per common share from the fiscal 2006 fourth quarter thru the fourth quarter of fiscal 2011. In May 2011, the Board of Directors approved an increase in the quarterly dividend rate to $.065 per common share beginning with the first quarter of fiscal 2012. Under its senior revolving credit facility, the Company is generally permitted to pay dividends in any fiscal year up to an amount such that all cash dividends, together with any cash distributions or share repurchases, do not exceed $30.0 million. Although we expect to continue to pay a quarterly cash dividend, adoption of a dividend policy does not commit the board of directors to declare future dividends. Each future dividend will be considered and declared by the Board of Directors at its discretion. The ability of the Board of Directors to continue to declare dividends will depend on a number of factors, including our future financial condition and profitability and compliance with the terms of our credit facilities. In May 2011, the Board also approved a 5-year share repurchase program for up to $50 million of the Company's stock. During fiscal 2012, the Company purchased 687,200 shares of its common stock for approximately $12.4 million.

The equity compensation plans table in Item 12 is here incorporated by reference.

The following table provides information regarding the Company's purchases of its own common stock on the open market during the fourth quarter. The Company had no transactions relating to associates under stock compensation plans. All transactions reported for the fourth quarter are from the Company's stock repurchase program.

Spartan Stores, Inc. Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Program	Approximate Dollar Value of Shares that May Yet be Purchased Under Plans or Programs
January 1, 2012 – January 28, 2012				
Employee Transactions	—	$ —		
January 29, 2012 – February 25, 2012				
Employee Transactions	—	$ —		
Repurchase program (1)	97,000	$17.77	97,000	$48,276
February 26, 2011 – March 31, 2012				
Employee Transactions	—	$ —		
Repurchase program	590,200	$18.03	590,200	$37,635
Total for Fourth Quarter ended March 31, 2012	687,200	$18.00	687,200	$37,635

(1) On May 18, 2011 the Board of Directors authorized a stock repurchase plan of up to $50 million. The plan expires on May 18, 2016.

Performance Graph

Set forth below is a graph comparing the cumulative total shareholder return on Spartan Stores' common stock to that of the Russell 2000 Total Return Index and the NASDAQ Retail Trade Index, over a period beginning March 30, 2007 and ending on March 31, 2012.

Cumulative total return is measured by the sum of (1) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment and (2) the difference between the share price at the end and the beginning of the measurement period, divided by the share price at the beginning of the measurement period.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
March 2012



Spartan Stores Inc.
Russell 2000 Index
NASDAQ Retail Trade Index
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
3/30/2007
3/28/2008
3/27/2009
3/26/2010
3/26/2011
3/31/2012

The dollar values for total shareholder return plotted above are shown in the table below:

	March 30, 2007	March 28, 2008	March 27, 2009	March 26, 2010	March 26, 2011	March 31, 2012
Spartan Stores	$100.00	$76.58	$57.71	$55.92	$ 58.95	$ 72.01
Russell 2000 Total Return Index	100.00	86.54	55.53	88.88	108.96	111.41
NASDAQ Retail Trade	100.00	83.60	63.43	94.87	109.47	142.84

The information set forth under the Heading "Performance Graph" shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act, except to the extent that the registrant specifically requests that such information be treated as soliciting material or specifically incorporates it by reference into a filing under the Securities Act or the Exchange Act.

Item 6. Selected Financial Data

The following table provides selected historical consolidated financial information of Spartan Stores. The historical information was derived from our audited consolidated financial statements as of and for each of the five fiscal years ended March 29, 2008 through March 31, 2012. As noted elsewhere in this Form 10-K, for all years presented, Consolidated Statements of Earnings information in this Form 10-K has been adjusted for the reclassification of discontinued operations information, unless otherwise noted. See Note 14 to the consolidated financial statements in Item 8 for additional information on discontinued operations. For all years presented, Consolidated Balance Sheets and Consolidated Statements of Earnings information in this Form 10-K has been adjusted for the adoption of the provisions of Accounting Standards Codification (ASC) Subtopic 470-20 and for the adoption of updated provisions of ASC Topic 260. Fiscal 2012 consisted of 53 weeks. All other years presented consisted of 52 weeks.

	Year Ended				
(In thousands, except per share data)	March 31, 2012	March 26, 2011	March 27, 2010	March 28, 2009	March 29, 2008
Statements of Operations Data:					
Net sales	$2,634,226	$2,533,064	$2,551,956	$2,576,738	$2,476,822
Cost of sales	2,078,116	1,976,549	1,993,306	2,040,625	1,981,854
Gross margin	556,110	556,515	558,650	536,113	494,968
Selling, general and administrative expenses	489,650	488,017	493,832	463,369	433,346
Restructuring, asset impairment and other (A)	(23)	532	6,154	—	—
Operating earnings	66,483	67,966	58,664	72,744	61,622
Interest expense	15,037	15,104	16,394	14,138	13,842
Other, net	(110)	(97)	(138)	(341)	(287)
Earnings before income taxes and discontinued operations	51,556	52,959	42,408	58,947	48,067
Income taxes	19,686	20,420	16,475	23,914	17,216
Earnings from continuing operations	31,870	32,539	25,933	35,033	30,851
Earnings (loss) from discontinued operations, net of taxes (B)	(112)	(232)	(375)	1,838	1,795
Net earnings	$ 31,758	$ 32,307	$ 25,558	$ 36,871	$ 32,646
Basic weighted average shares outstanding	22,791	22,606	22,406	22,102	21,847
Diluted weighted average shares outstanding	22,887	22,688	22,480	22,262	22,058
Basic earnings from continuing operations per share	$ 1.40	$ 1.44	$ 1.16	$ 1.59	$ 1.41
Diluted earnings from continuing operations per share	1.39	1.43	1.15	1.57	1.40
Basic earnings per share	1.39	1.43	1.14	1.67	1.49
Diluted earnings per share	1.39	1.42	1.14	1.66	1.48
Cash dividends declared per share	0.26	0.20	0.20	0.20	0.20
Balance Sheet Data:					
Total assets	$ 763,473	$ 751,396	$ 753,481	$ 723,311	$ 609,395
Property and equipment, net	256,776	241,448	247,961	234,806	183,185
Working capital	24,684	47,300	15,739	20,969	20,499
Long-term debt and capital lease obligations	133,565	170,711	181,066	194,115	118,742
Shareholders' equity	323,608	305,505	273,905	247,205	221,406

(A) See Note 4 to Consolidated Financial Statements
(B) See Note 14 to Consolidated Financial Statements

Historical data is not necessarily indicative of the Company's future results of operations or financial condition. See discussion of "Risk Factors" in Part I, Item 1A of this report, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this report, and the Consolidated Financial Statements and notes thereto in Part II, Item 8 of this Annual Report on Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Spartan Stores is a leading regional grocery distributor and grocery retailer, operating principally in Michigan and Indiana.

We currently operate two reportable business segments: Distribution and Retail. Our Distribution segment provides a full line of grocery, general merchandise, health and beauty care, frozen and perishable items to approximately 375 independently owned grocery stores and our 96 corporate owned stores. Our Retail segment operates supermarkets in Michigan under the banners *Glen's Markets, Family Fare Supermarkets, D&W Fresh Markets, VG's Food and Pharmacy, and Valu Land*, and 27 fuel centers/convenience stores, included at our supermarket locations, under the banners *Glen's Quick Stop, Family Fare Quick Stop, D&W Fresh Markets Quick Stop*, and *VG's Quick Stop*. Our retail supermarkets have a "neighborhood market" focus to distinguish them from supercenters and limited assortment stores.

Our sales and operating performance vary with seasonality. Our first and fourth quarters are typically our lowest sales quarters and therefore operating results are generally lower during these two quarters. Additionally, these two quarters can be affected by the timing of the Easter holiday, which results in a strong sales week. Many northern Michigan stores are dependent on tourism and, therefore, are most affected by seasons and weather patterns, including, but not limited to, the amount and timing of snowfall during the winter months and the range of temperature during the summer months. All quarters are typically 12 weeks, except for our third quarter, which is 16 weeks and includes the Thanksgiving and Christmas holidays. Fiscal 2012 contained 53 weeks; therefore, the fourth quarter of fiscal 2012 consisted of 13 weeks rather than 12 weeks.

We have established key management priorities that focus on the longer-term strategy of the Company, including establishing a well-differentiated market offering for our Distribution and Retail segments, and additional strategies designed to create value for our shareholders, retailers and customers. These priorities are:

- Retail sales growth: Continue refining our capital plan focusing on remodels, replacement stores, adjacent acquisitions, expansions and new stores to fill in existing markets, leverage investments in fuel centers and pharmacy operations to drive related supermarket customer traffic and continue to focus on category management initiatives, specifically focusing on fresh offerings. We also pursue acquisitions to grow this segment.
- Distribution sales growth: Focus on increasing penetration of existing customers, attracting new in-market customers and adjacent-state customers, continue to share "best retail practices" with customers, provide a superior value-added relationship and pursue appropriate acquisitions.
- Margin optimization: Continued focus on increasing penetration of private brand programs, enhancing offerings in our fresh department, lowering the cost of merchandise through vendor partnerships, E-Sourcing, and improving retail shrink.
- Selling, general and administrative expense cost containment: Continue to focus on improving efficiency and general cost containment in all areas to allow us to remain cost competitive in the long-term and help offset recessionary impacts on our business in the short-term.

We continued the execution of our capital investment program by completing seven major remodels of our stores as well as many other limited remodels and store resets. In addition, we converted one store to our new *Valu Land* banner and opened two new fuel centers. We also acquired two pharmacies while closing one pharmacy resulting in the total number of 66 stores with pharmacies.

At the beginning of the fourth quarter of fiscal 2010, we began implementing the conclusions of a comprehensive, multi-year supply chain optimization study. This was another important step in our ongoing strategy of maintaining a low cost grocery distribution operation. We reached an agreement with the Teamsters Local 337 to transition our Plymouth, Michigan dry grocery distribution operation to our Grand Rapids, Michigan facility. The transition was substantially complete at the end of the fourth quarter of fiscal 2010 and finalized in the first quarter of fiscal 2011. During the past several years, we have prudently invested capital or entered lease commitments to upgrade our distribution system technology, expand our produce ripening operations, upgrade our entire fleet of trucks, and completed a major warehouse re-racking project at our Grand Rapids grocery distribution center that significantly increased warehouse capacity and improved space utilization. In addition to improved customer service through a centralized Grand Rapids facility, this decision along with our other cost reduction initiatives will also ensure better alignment between the current level of business activity and our cost structure.

We introduced almost 500 new private brand products during fiscal 2012, bringing the total to 3,900 products, of which the majority were in fresh food categories. The products in private brands are typically less expensive and produce higher gross margins than national brands and tend to be more frequently purchased by consumers in challenging economic times. In fiscal 2013, we plan to expand our private brand offerings and are targeting approximately 400 additional new items.

The Michigan economy is slowly improving. We believe that our sales trends will similarly continue to improve. We expect to experience a moderate level of overall product cost and retail price inflation, We anticipate a significant increase in LIFO expense for next year as a result of inflation and an increase in inventory levels.

The Company anticipates that the first quarter of fiscal 2013 financial results will likely fall slightly below the prior year's results on an earnings per share from continuing operations basis. This expectation is the result of two store grand openings, the promotional costs associated with the YES campaign and the Company's belief that the first half of the year will be challenging as Michigan jobs creation continues to lag the overall economic improvement. The Company will likely experience slightly negative quarterly comparable store sales early in fiscal 2013 as a result of slower jobs recovery in Michigan. The Company is optimistic the Michigan employment outlook and the economic environment will improve during the second half of the year generating a more positive sales trend. As a result of these sales expectations and continued expense management, the Company anticipates that its fiscal year 2013 financial performance will exceed the prior year's earnings from continuing operations, excluding the impact of any unusual items that do not reflect the ongoing operating activities of the Company.

The matters discussed in this Item 7 include forward-looking statements. See "Forward-Looking Statements" at the beginning and "Risk Factors" in Item 1A of this Annual Report on Form 10-K.

Results of Operations

The following table sets forth items from our Consolidated Statements of Earnings as a percentage of net sales and the year-to-year percentage change in dollar amounts:

	Percentage of Net Sales			Percentage Change	
	March 31, 2012	March 26, 2011	March 27, 2010	2012/2011	2011/2010
Net sales	100.0	100.0	100.0	4.0	(0.7)
Gross margin	21.1	22.0	21.9	(0.1)	(0.4)
Selling, general and administrative expenses	18.6	19.3	19.4	0.2	(1.2)
Restructuring, asset impairment and other	0.0	0.0	0.2	*	*
Operating earnings	2.5	2.7	2.3	(2.2)	15.9
Other income and expenses	0.5	0.6	0.6	(0.5)	(7.7)
Earnings before income taxes and discontinued operations	2.0	2.1	1.7	(2.6)	24.9
Income taxes	0.8	0.8	0.7	(3.6)	23.9
Earnings from continuing operations	1.2	1.3	1.0	(2.1)	25.5
(Loss) from discontinued operations, net of taxes	0.0	0.0	0.0	*	*
Net earnings	1.2	1.3	1.0	(1.7)	26.4

* Percentage change is not meaningful

Adjusted EBITDA

Consolidated Adjusted EBITDA is a non-GAAP operating financial measure that we define as net earnings from continuing operations plus depreciation and amortization, and other non-cash items including imputed interest, deferred (stock) compensation, the LIFO provision, as well as adjustments for unusual items that do not reflect the ongoing operating activities of the Company and costs associated with the closing of operational locations, interest expense and the provision for income taxes to the extent deducted in the computation of Net Earnings.

We believe that Adjusted EBITDA provides a meaningful representation of our operating performance for the Company as a whole and for our operating segments. We consider Adjusted EBITDA as an additional way to measure operating performance on an ongoing basis. Adjusted EBITDA is meant to reflect the ongoing operating performance of all of our retail stores and wholesale operations; consequently, it excludes the impact of items that could be considered "non-operating" or "non-core" in nature, and also excludes the contributions of activities classified as discontinued operations. Because Adjusted EBITDA is a performance measure that management uses to allocate resources, assess performance against its peers and evaluate overall performance, we believe it provides useful information for our investors. In addition, securities analysts, fund managers and other shareholders and stakeholders that communicate with us request our operating financial results in Adjusted EBITDA format.

Adjusted EBITDA is not a measure of performance under accounting principles generally accepted in the United States of America, and should not be considered as a substitute for net earnings, cash flows from operating activities and other income or cash flow statement data. Our definition of Adjusted EBITDA may not be identical to similarly titled measures reported by other companies.

Following is a reconciliation of net earnings to adjusted EBITDA for fiscal years 2012, 2011 and 2010.

(In thousands)	2012	2011	2010
Net earnings	$ 31,758	$ 32,307	$ 25,558
Add:			
Discontinued operations	112	232	375
Income taxes	19,686	20,420	16,475
Interest expense	15,037	15,104	16,394
Other income and expenses	(110)	(97)	(138)
Operating earnings	66,483	67,966	58,664
Add:			
Depreciation and amortization	36,794	35,158	34,640
LIFO (income) expense	1,401	(4,185)	(176)
Restructuring, asset impairment and other	(23)	532	6,154
Michigan Single Business Tax benefit	—	—	(100)
Non-cash stock compensation and other	5,019	4,793	4,096
Adjusted EBITDA	$109,674	$104,264	$103,278
Reconciliation of operating earnings to adjusted EBITDA by segment:			
Retail:			
Operating earnings	$ 22,191	$ 19,979	$ 20,591
Add:			
Depreciation and amortization	28,350	26,693	26,042
LIFO expense	1,864	954	185
Restructuring, asset impairment and other	14	267	1,948
Michigan Single Business Tax benefit	—	—	(50)
Non-cash stock compensation and other	1,541	(123)	(148)
Adjusted EBITDA	$ 53,960	$ 47,770	$ 48,568
Distribution:			
Operating earnings	$ 44,292	$ 47,987	$ 38,073
Add:			
Depreciation and amortization	8,444	8,465	8,598
LIFO (income) expense	(463)	(5,139)	(361)
Restructuring, asset impairment and other	(37)	265	4,206
Michigan Single Business Tax benefit	—	—	(50)
Non-cash stock compensation and other	3,478	4,916	4,244
Adjusted EBITDA	$ 55,714	$ 56,494	$ 54,710

Results of Continuing Operations for the Fiscal Year Ended March 31, 2012 Compared to the Fiscal Year Ended March 26, 2011

Net Sales. Net sales for the 53 week fiscal 2012 increased $101.2 million, or 4.0%, from the 52 week $2,533.1 million sales in fiscal 2011, to $2,634.2. The sales increase was primarily driven by the 53rd week, which accounted for $49.8 million as well as increases in both the Distribution and Retail segments.

Net sales on a 52 week basis in our Distribution segment, after intercompany eliminations, increased $25.9 million, or 2.4%, from $1,089.7 million to $1,115.6 million primarily due to new business sales.

Net sales on a 52 week basis in our Retail segment increased $25.4 million, or 1.8%, from $1,443.4 million to $1,468.8 million. The sales increase was primarily due to an increase in fuel center sales of $47.7 million and a decrease in supermarket comparable store sales of $21.3 million. Total retail comparable store sales on a 52 week basis decreased approximately 1.6 percent in fiscal 2012 principally due to the weakened economic environment and competitive impacts. We define a retail store as comparable when it is in operation for 14 accounting periods (a period equals four weeks), and we include remodeled, expanded and relocated stores in comparable stores.

Gross Margin. Gross margin represents net sales less cost of sales, which include purchase costs and promotional allowances. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs, such as setting up warehouse infrastructure. Vendor allowances associated with product cost are recognized as a reduction in cost of sales when the product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Gross margin decreased by $.4 million, or 0.1%, from $556.5 million to $556.1 million. As a percent of net sales, gross margin decreased from 22.0% to 21.1%. The gross margin rate decrease was principally due to a higher mix of fuel and distribution sales (which have a lower gross margin rate), incremental LIFO expense resulting from cycling the prior year inventory reductions from the warehouse consolidation initiative as well as higher inflation this year, and lower margins in both segments.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses consist primarily of salaries and wages, employee benefits, warehousing costs, store occupancy costs, shipping and handling, utilities, equipment rental, depreciation and other administrative costs.

SG&A expenses increased $1.7 million, or 0.3%, from $488.0 million to $489.7 million, and were 18.6% of net sales compared to 19.3% last year. The net increase in SG&A is due primarily to the following:

- Increased SG&A as a result of the 53rd week of $7.1 million
- Increased fuel costs of $1.5 million
- Unusal corporate professional fees of $1.2 million.
- Reductions in store labor of $4.3 million due to lower sales volumes and effeciency improvements
- Reductions in occupancy costs of $3.9 million driven by utilities , property taxes, CAM and rent.
- Reduction due to gain on sale of assets of $.4 million
- Other reductions in general and administrative expenses due to an overriding focus on cost containment initiatives.

Restructuring, Asset Impairment and Other. Fiscal 2011 restructuring and asset impairment costs includes $2.5 million in severance and other one-time costs directly related to the warehouse consolidation efforts initiated in fiscal year 2010 and $7.9 million in asset impairment charges related to assets at underperforming stores and abandoned development projects. The asset impairment charges were recorded due to the economic and competitive environment these stores operated in and its impact on their forecasted financial performance. (See note 4 to Financial Statements) These charges were substantially offset by a favorable lease termination adjustment of $5.9 million. Through an acquisition, Spartan assumed sublease liabilities for a closed store location and two operating store locations that were accounted for as capital leases. A bankruptcy judge terminated the underlying leases in December 2010. The closed store liability was reversed resulting in a gain and was partially offset by the remaining net value of the two capital leases also written off. (See note 4 to Financial Statements). Curtailment income of $4.0 million related to the pension plan freeze.

Interest Expense. Interest expense was flat between years at approximately $15 million and was 0.6% of net sales in both fiscal years 2012 and 2011. The slight decrease in interest expense is primarily due to lower net borrowings as a result of paying down the $45 million related to the termination of the Swap Agreement early in the 4th quarter fiscal 2012 offset by increased non-cash interest related to our convertible debt facility.

Income Taxes. The effective tax rate is 38.2% and 38.6% for fiscal 2012 and fiscal 2011, respectively. The difference from the statutory rate is primarily due to State of Michigan income taxes, partially offset by tax credits. The effective tax rate decreased in fiscal 2012 due to an increase in tax credits and charitable product contributions. In addition, fiscal year 2012 tax included a $0.5 million charge for the write-off of net deferred tax assets and liabilities related to the Michigan Business tax that will no longer be realized as a result of the elimination of this tax, partially offset with a lower tax rate in Michigan effective with the new Corporate Income Tax on January 1, 2012.

Results of Continuing Operations for the Fiscal Year Ended March 26, 2011 Compared to the Fiscal Year Ended March 27, 2010

Net Sales. Net sales decreased $18.9 million, or 0.7%, from $2,551.9 million in fiscal 2010 to $2,533.1 million in fiscal 2011. The economic and competitive environments primarily drove the sales decrease, product price deflation in certain primary product categories and the closure or sale of four retail stores during fiscal 2010.

Net sales in our Distribution segment, after intercompany eliminations, decreased $1.6 million, or 0.1%, from $1,091.3 million to $1,089.7 million primarily due to lower sales to existing independent customers.

Net sales in our Retail segment decreased $17.3 million, or 1.2%, from $1,460.7 million to $1,443.4 million. The sales decrease was primarily due to a decrease in supermarket comparable store sales of $55.1 million and lost sales of $13.0 million relating to four stores that were closed during fiscal 2010 partially offset by increases related to one new store and new fuel center sales. Total retail comparable store sales decreased 4.1 percent in fiscal 2011 principally due to the weakened economic environment and competitive impacts. We define a retail store as comparable when it is in operation for 14 accounting periods (a period equals four weeks), and we include remodeled, expanded and relocated stores in comparable stores.

Gross Margin. Gross margin represents net sales less cost of sales, which include purchase costs and promotional allowances. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs, such as setting up warehouse infrastructure. Vendor allowances associated with product cost are recognized as a reduction in cost of sales when the product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Gross margin decreased by $2.1 million, or 0.4%, from $558.6 million to $556.5 million. As a percent of net sales, gross margin increased from 21.9% to 22.0%. The gross margin rate increase was principally due to procurement gains and incremental LIFO income resulting from inventory reduction efforts.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses consist primarily of salaries and wages, employee benefits, warehousing costs, store occupancy costs, utilities, equipment rental, depreciation and other administrative costs.

SG&A expenses decreased $5.8 million, or 1.2%, from $493.8 million to $488.0 million, and were 19.3% of net sales compared to 19.4% last year. The net decrease in SG&A is due primarily to the following:

- Reductions in store labor of $5.5 million due to lower sales volumes and efficiency improvements.
- Reductions in warehouse expenses of $3.3 due to the warehouse consolidation initiative.
- Reductions in occupancy costs of $2.1 million driven by utilities and rent.
- Increased incentive compensation of $5.5 million.
- Increased transportation and fuel costs of $1.5 million.
- Other reductions in general and administrative expenses due to an overriding focus on cost containment initiatives.

Restructuring, Asset Impairment and Other. Fiscal 2011 restructuring and asset impairment costs includes $2.5 million in severance and other one-time costs directly related to the warehouse consolidation efforts initiated in fiscal year 2010 and $7.9 million in asset impairment charges, assets at underperforming stores and abandoned development projects. These charges were substantially offset by a favorable lease termination adjustment of $5.9 million and curtailment income of $4.0 million related to the pension plan freeze.

Interest Expense. Interest expense decreased $1.3 million, or 7.9%, from $16.4 million to $15.1 million, and was 0.6% of net sales in both fiscal years 2011 and 2010. The decrease in interest expense is primarily due to lower net borrowings aided by the convertible note repurchases that occurred in the first quarter of fiscal 2011.

Income Taxes. The effective tax rate is 38.6% and 38.8% for fiscal 2011 and fiscal 2010, respectively. The difference from the statutory rate is primarily due to State of Michigan income taxes, partially offset by tax credits. The effective tax rate decreased in fiscal 2011 due to an increase in tax credits and charitable product contributions.

Discontinued Operations

Certain of our retail and grocery distribution operations have been recorded as discontinued operations. Results of the discontinued operations are excluded from the accompanying notes to the condensed consolidated financial statements for all periods presented, unless otherwise noted.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, assets held for sale, long-lived assets, income taxes, self-insurance reserves, restructuring costs, retirement benefits, stock-based compensation and contingencies and litigation. We base our estimates on historical experience and on various other assumptions and factors that we believe to be reasonable under the circumstances. Based on our ongoing review, we make adjustments we consider appropriate under the facts and circumstances. We have discussed the development, selection and disclosure of these policies with the Audit Committee of the Board of Directors.

We believe that the following represent the more critical estimates and assumptions used in the preparation of our consolidated financial statements.

Inventories. Inventories are valued at the lower of cost or market using the last-in, first-out ("LIFO") method. If replacement cost had been used, inventories would have been $43.8 million and $42.4 million higher at March 31, 2012 and March 26, 2011, respectively. The replacement cost method utilizes the most current unit purchase cost to calculate the value of inventories. During fiscal years 2012, 2011 and 2010, certain inventory quantities were reduced. The reductions resulted in liquidation of LIFO inventory carried at lower costs prevailing in prior years, the effect of which decreased the LIFO provision in fiscal years 2012, 2011 and 2010 by $3.0 million, $7.7 million and $0.4 million, respectively. Spartan Stores accounts for its Distribution inventory using a perpetual system and utilizes the retail inventory method ("RIM") to value inventory for center store products in the Retail segment. Under the retail inventory method, inventory is stated at cost with cost of sales and gross margin calculated by applying a cost ratio to the retail value of inventories. Fresh and pharmacy products are accounted for at cost in the Retail segment. We evaluate inventory shortages throughout the year based on actual physical counts in our facilities. We record allowances for inventory shortages based on the results of recent physical counts to provide for estimated shortages from the last physical count to the financial statement date.

Vendor Funds. We receive funds from many of the vendors whose products we buy for resale in our corporate-owned stores and to our independent retail customers. Given the highly promotional nature of the retail supermarket industry, vendor allowances are generally intended to defray the costs of promotion, advertising and selling the vendor's products. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs such as setting up warehouse infrastructure. The proper recognition and timing of accounting for these items are significant to the reporting of the results of our operations. Vendor allowances are recognized as a reduction in cost of sales when the related product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Goodwill. Goodwill is reviewed for impairment on an annual basis (during the fourth quarter), or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Fair values are determined based on the discounted cash flows and comparable market values of each reporting segment. If the fair value of the reporting unit is less than its carrying value, the fair value of the implied goodwill is calculated as the difference between the fair value of the reporting unit and the fair value of the underlying assets and liabilities, excluding goodwill. An impairment charge is recorded for any excess of the carrying value over the implied fair value. Our goodwill impairment analysis also includes a comparison of the aggregate estimated fair value of each reporting segment to our total market capitalization. Therefore, a significant and sustained decline in our stock price could result in goodwill impairment charges. During times of financial market volatility, significant judgment is given to determine the underlying cause of the decline and whether stock price declines are short-term in nature or indicative of an event or change in circumstances. When testing goodwill for impairment, our retail stores represent components of our Retail operating segment. Stores have been aggregated and deemed a single reporting unit as they have similar economic characteristics.

Determining market values using a discounted cash flow method requires that we make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. Our judgments are based on historical experience, current market trends and other information. In estimating future cash flows, we rely on internally generated three-year forecasts for sales and operating profits, including capital expenditures and a 3% long-term assumed growth rate of cash flows for periods after the three-year forecast for the Retail segment and 2.5% for the Distribution segment. The future estimated cash flows were discounted using a rate of 10.4% and 11.5% for the Retail and Distribution segments, respectively. We generally develop these forecasts based on recent sales data for existing operations and other factors. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, different assumptions could result in different outcomes. Based on our annual review during fiscal years 2012, 2011 and 2010, no goodwill impairment charge was required to be recorded. No goodwill impairment charge would be required even if the current estimate of future discounted cash flow was 10% lower. Furthermore, no goodwill impairment charge would be required if the discount rate was increased 1%. The reporting units are not at substantial risk of failing step one of the test.

Impairment of Long-Lived Assets Other Than Goodwill. Long-lived assets to be held and used are evaluated for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, the fair value is compared to the carrying value to determine the impairment loss to be recorded. Long-lived assets are evaluated at the asset-group level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In fiscal 2012, fiscal 2011 and fiscal 2010 asset impairments for long-lived assets totaled $0.4 million, $7.9 million and $1.9 million respectively.

Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less cost to sell. Management determines fair values using independent appraisals, quotes or expected sales prices developed by internal real estate professionals. Estimates of expected sales prices are judgments based upon our experience, knowledge of market conditions and current offers received. Changes in market conditions, the economic environment and other factors can significantly impact these estimates. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, different assumptions could result in a different outcome. If the current estimate of future discounted cash flows was 10% lower no additional impairment charge would be required.

Restructuring Costs. We record restructuring costs for closed stores that are subject to long-term lease commitments based upon the future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated sublease rentals that could be reasonably expected to be obtained for the property. Future cash flows are based on contractual lease terms and knowledge of the market in which the closed store is located. These estimates are subject to multiple factors, including inflation, ability to sublease the property and other economic conditions. Internally developed estimates of sublease rentals are based upon the market in which the property is located, the results of previous efforts to sublease similar property and the current economic environment. Reserves may be adjusted in the future based upon the actual resolution of each of these factors. For any closed store reserves recorded as part of purchase accounting prior to the adoption of ASC 805, adjustments that decrease the liability are generally recorded as a reduction of goodwill. At March 31, 2012 restructuring costs for store lease and ancillary costs totaling $11.1 million are recorded net of approximately $0.2 million of existing sublease rentals. Based upon the current economic environment we do not believe that we will be able to obtain any additional sublease rentals. A 10% increase/decrease in future estimated ancillary costs there would be no additional impairment on these stores.

Insurance Reserves. We are primarily self-insured for costs related to workers' compensation, general liability and health insurance. We record our self-insurance liabilities based on reported claims experience and an estimate of claims incurred but not yet reported. Workers' compensation and general liability are actuarially determined on a discounted basis. We have purchased stop-loss coverage to limit our exposure to any significant exposure on a per claim basis. Our exposure for workers' compensation and general liability is $0.5 million per claim and for health insurance our exposure is $0.3 million per associate per year.

Any projection of losses concerning workers' compensation, general liability and health insurance is subject to a considerable degree of variability. Among the causes of variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, changing regulations, legal interpretations, benefit level changes and claim settlement patterns. Although our estimates of liabilities incurred do not anticipate significant changes in historical trends for these variables, such changes could have a material impact on future claim costs and currently recorded liabilities. The impact of many of these variables is difficult to estimate. As of March 31, 2012, a one percentage point decrease in the discount rate, or 100 basis points, for workers' compensation and general liability would increase our liability less than $0.1 million and a one percentage point increase in the discount rate would decrease our liability by less than $0.1 million.

Pension. Accounting for defined benefit cash balance pension plans involves estimating the cost of benefits to be provided in the future, based on vested years of service, and attributing those costs over the time period each employee works. The significant factors affecting our pension costs are the fair values of plan assets and the selections of management's key assumptions, including the expected return on plan assets, rate of compensation increases and discount rate used by our actuary to calculate our liability. We consider current market conditions, including changes in interest rates and investment returns, in selecting these assumptions. Our discount rate is based on current investment yields on high quality fixed-income investments and projected cash flow obligations. The discount rate used to determine fiscal 2012 pension expense was 5.0%. Expected return on plan assets is based on projected returns by asset class on broad, publicly traded equity and fixed-income indices, as well as target asset allocation. Our target allocation mix is designed to meet our long-term pension requirements. For fiscal 2012, our assumed rate of return was 7.75%. Over the ten-year period ended March 31, 2012, the average actual return was approximately 7.3%. While we believe the assumptions selected are reasonable, significant differences in our actual experience, plan amendments or significant changes in the fair value of our plan assets may materially affect our pension obligations and our future expense. A 25 basis point increase or decrease in the discount rate would have decreased/increased fiscal 2012 pension expense by less than $0.1 million. A 50 basis point decrease in the expected return on plan assets would have increased fiscal 2012 pension expense by less than $0.3 million.

The unfunded status of our defined benefit plans was $1.9 million and $3.1 million for 2012 and 2011, respectively. The decrease in the unfunded balance during fiscal 2012 is a result of market appreciation of plan assets and company contributions to the plan. Plan assets increased by 1.1% primarily due to market gains on assets and company contributions of $4.1 million, offset by benefit payments of $4.0 million. Pension expense was $0.6 million and $2.7 million in fiscal 2012 and fiscal 2011, respectively.

Income Taxes. The Company is subject to periodic audits by the Internal Revenue Service and other state and local taxing authorities. These audits may challenge certain of the Company's tax positions such as the timing and amount of income credits and deductions and the allocation of taxable income to various tax jurisdictions. The Company evaluates its tax positions and establishes liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. These tax uncertainties are reviewed as facts and circumstances change and are adjusted accordingly. This requires significant management judgment in estimating final outcomes. Actual results could materially differ from these estimates and could significantly affect the Company's effective tax rate and cash flows in future years. The Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which it expects the differences to reverse. Note 11 to the consolidated financial statements set forth in Item 8 of this report provides additional information on income taxes.

Liquidity and Capital Resources

The following table summarizes our consolidated statements of cash flows for fiscal years 2012, 2011 and 2010:

(In thousands)	March 31, 2012	March 26, 2011	March 27, 2010
Net cash provided by operating activities	$ 93,754	$ 89,756	$ 91,702
Net cash (used in) investing activities	(43,800)	(33,123)	(58,028)
Net cash (used in) financing activities	(67,206)	(19,369)	(27,896)
Net cash (used in) discontinued operations	(76)	(2,610)	(3,127)
Net (decrease) increase in cash and cash equivalents	(17,348)	34,654	2,651
Cash and cash equivalents at beginning of year	43,824	9,170	6,519
Cash and cash equivalents at end of year	$ 26,476	$ 43,824	$ 9,170

Net cash provided by operating activities increased during fiscal 2012 by approximately $4.0 million or 4.4%. This increase was due primarily to lower closed store payments and improved accounts payable leverage.

During fiscal 2012, 2011 and fiscal 2010, we did not pay any cash for Federal income taxes due to the application of prior years' overpayments.

Net cash used in investing activities increased in fiscal 2012 due to increased capital expenditure activity. We also paid a total cash purchase price of $.5 million, $1.3 million and $6.4 million for acquisitions in fiscal years 2012, 2011 and 2010, respectively. Excluding the acquisitions, our Distribution and Retail segments utilized 22% and 78%, respectively, of our capital expenditure dollars for fiscal 2012. Expenditures in fiscal 2012 were primarily used for one new store, store remodels and refurbishments, two fuel centers and new equipment and software. Under the terms of our senior secured revolving credit facility, should our available borrowings fall below certain levels, our capital expenditures would be restricted each fiscal year. Our current available borrowings are approximately $143 million above these limits as of March 31, 2012 and we do not expect to fall below these levels. We expect capital expenditures to increase to a range of $42 million to $45 million in fiscal 2013, primarily for the construction of new stores, store remodels, fuel centers, new equipment and software.

Net cash used in financing activities includes cash paid and received related to our long-term borrowings, dividends paid, purchase of the Company's common stock, tax benefits of stock compensation and proceeds from the issuance of common stock. The increase in cash used in financing activities in fiscal 2012 was primarily due to the $45.0 million payment on our revolving credit facility, the $12.4 million purchase of the Company's stock under a repurchase program and the authorized dividend increase starting in May 2011. Although we currently expect to continue to pay a quarterly cash dividend, adoption of a dividend policy does not commit the board of directors to declare future dividends. Each future dividend will be considered and declared by the board of directors in its discretion. Whether the board of directors continues to declare dividends depends on a number of factors, including our future financial condition and profitability and compliance with the terms of our credit facilities. Our current maturities of long-term debt and capital lease obligations at March 31, 2012 are $4.4 million. Our ability to borrow additional funds is governed by the terms of our credit facilities.

On January 2, 2009, Spartan Stores entered into an interest rate swap agreement. The interest rate swap was considered to be a cash flow hedge of interest payments on $45.0 million of borrowings under Spartan Stores' senior secured revolving credit facility by effectively converting a portion of the variable rate debt to a fixed rate basis. Under the terms of the agreement, Spartan Stores agreed to pay the counterparty a fixed interest rate of 3.33% and the counterparty has agreed to pay Spartan Stores a floating interest rate based upon the 1-month LIBOR plus 1.25% on a notional amount of $45 million. The interest rate swap agreement was terminated early (at the end of the third quarter of fiscal 2012) but would have expired concurrently with its senior secured revolving credit facility on December 24, 2012. A swap termination charge of $0.8 million was recorded as interest expense in Q3 of fiscal 2012 due to the early payoff.

Net cash (used in) discontinued operations contains the net cash flows of our discontinued operations and consists primarily of insurance run-off claims and other liabilities.

Our principal sources of liquidity are cash flows generated from operations and our senior secured revolving credit facility which has maximum available credit of $255.0 million. Interest on our convertible senior notes is payable on May 15 and November 15 of each year. The revolving credit facility matures December 2012, and is secured by substantially all of our assets. As of March 31, 2012, our revolving credit facility had no outstanding borrowings, available borrowings of $162.7 million and maximum availability of $142.7 million, which exceeds the minimum excess availability levels, as defined in the credit agreement.

Available borrowings under the credit facility are based on stipulated advance rates on eligible assets, as defined in the credit agreement. The credit facility contains covenants that include a minimum fixed charge coverage ratio and maximum capital expenditures, as defined in the credit agreement. These covenants were not in place for fiscal 2012 as we maintained minimum excess availability levels, as defined in the credit agreement. The credit facility provides for the issuance of letters of credit, of which $0.6 million were outstanding and unused as of March 31, 2012. Borrowings under the revolving credit portion of the facility bear interest at the London InterBank Offered Rate ("LIBOR") plus 1.25%, adjusted based upon availability levels, or the prime rate (weighted average interest rate of 3.25% at March 31, 2012).

Our current ratio decreased to 1.13:1.00 at March 31, 2012 from 1.29:1.00 at March 26, 2011 and our investment in working capital was $24.7 million at March 31, 2012 versus $47.3 million at March 26, 2011 as available cash was used to pay off the revolver balance. Our debt to total capital ratio decreased to 0.30:1.00 at March 31, 2012 versus 0.36:1.00 at March 26, 2011, primarily due to the revolver payoff and earnings realized.

Our total capital structure includes borrowings under our credit facility, convertible senior notes, various other debt instruments, leases and shareholders' equity. Historically, we have financed our capital needs through a combination of internal and external sources. Management believes that cash generated from operating activities and available borrowings under the credit facility will be sufficient to meet anticipated requirements for working capital, capital expenditures, dividend payments, and debt service obligations for the foreseeable future. However, there can be no assurance that our business will continue to generate cash flow at or above current levels or that we will maintain our ability to borrow under our credit facility.

Total Net debt is a non-GAAP financial measure that is defined as long term debt and capital lease obligations plus current maturities of long-term debt and capital lease obligations less cash and cash equivalents. The Company believes investors find the information useful because it reflects the amount of long term debt obligations that are not covered by available cash and temporary investments.

Following is a reconciliation of long-term debt and capital lease obligations to total net long-term debt and capital lease obligations as of March 31, 2012 and March 26, 2011.

(In thousands)	March 31, 2012	March 26, 2011
Current maturities of long-term debt and capital lease obligations	$ 4,449	$ 4,205
Long-term debt and capital lease obligations	133,565	170,711
Total Debt	138,014	174,916
Cash and cash equivalents	(26,476)	(43,824)
Total net long-term debt	$111,538	$131,092

The table below presents our significant contractual obligations as of March 31, 2012 (1):

	Payment Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(In thousands)		
Long-term debt	$ 89,150	$ 41	$ 88,934	$ 61	$ 114
Estimated interest on long-term debt (2)	6,953	3,323	3,589	24	17
Capital leases (3)	48,864	3,983	6,895	7,527	30,459
Interest on capital leases	32,680	3,890	7,013	5,888	15,889
Operating leases (3)	134,503	29,969	46,901	29,929	27,704
Lease and ancillary costs of closed stores, including imputed interest	12,015	3,543	6,164	2,308	—
Purchase obligations (merchandise) (4)	205,486	173,556	16,730	5,000	10,200
FIN 48 unrecognized tax liability	2,493	655	1,646	192	—
Self-insurance liability	6,430	4,747	919	304	460
Total	$538,574	$223,707	$178,791	$51,233	$84,843

(1) Excludes funding of pension and other postretirement benefit obligations, which totaled approximately $4.4 million in fiscal 2011. Spartan Stores is not required to make a contribution to its defined benefit pension plan in fiscal 2012, however, we anticipate making a contribution of $4.0 million to move the plan closer to the fully funded status and reduce future pension expense. Also excludes contributions under various multi-employer pension plans, which totaled $8.2 million in fiscal 2011. For additional information, refer to Note 10 to the consolidated financial statements.

(2) Interest payments on long-term debt assume the remaining convertible subordinated notes are repurchased in whole on May 15, 2014 in accordance with the applicable terms. For additional information refer to Note 5 to the consolidated financial statements.

(3) Operating and capital lease obligations do not include common area maintenance, insurance or tax payments for which the Company is also obligated. In fiscal 2012, these charges totaled approximately $8.2 million.

(4) The majority of our purchases involve supply orders to purchase products for resale in the ordinary course of business. These contracts are typically cancelable and therefore no amounts have been included in the table above. Also excluded are contracts that do not contain minimum annual purchase commitments but include other standard contractual considerations that must be fulfilled in order to earn $3.3 million in advanced contract monies that has been received where recognition has been deferred on the Consolidated Balance Sheet. The purchase obligations shown in this table represent the amount of product we are contractually obligated to purchase to earn $8.5 million in advanced contract monies that are receivable under the contracts. At March 31, 2012, $2.8 million in advanced contract monies has been received under these contracts where recognition has been deferred on the Consolidated Balance Sheet. If we do not fulfill these purchase obligations, we would only be obligated to repay the unearned upfront contract monies.

Cash Dividends

We paid a quarterly cash dividend of $0.065 per common share in each quarter of fiscal year 2012, and $.05 in fiscal 2011 and 2010. Under our senior revolving credit facility, we are generally permitted to pay dividends in any fiscal year up to an amount such that all cash dividends together with any cash distributions or share repurchases do not exceed $30.0 million. Although we currently expect to continue to pay a quarterly cash dividend, adoption of a dividend policy does not commit the board of directors to declare future dividends. Each future dividend will be considered and declared by the board of directors, in its discretion. Whether the board of directors continues to declare dividends depends on a number of factors, including our future financial condition and profitability and compliance with the terms of our credit facilities.

Indebtedness and Liabilities of Subsidiaries

On May 30, 2007, the Company sold $110 million aggregate principal amount of 3.375% Convertible Senior Notes due 2027 (the "Notes"). The Notes are general unsecured obligations and rank equally in right of payment with all of the Company's other existing and future obligations that are unsecured and unsubordinated. Because the Notes are unsecured, they are structurally subordinated to our subsidiaries' existing and future indebtedness and other liabilities and any preferred equity issued by our subsidiaries. We rely in part on distributions and advances from our subsidiaries in order to meet our payment obligations under the notes and our other obligations. The Notes are not guaranteed by our subsidiaries. Many of our subsidiaries serve as guarantors with respect to our existing credit facility. Creditors of each of our subsidiaries, including trade creditors, and preferred equity holders, generally have priority with respect to the assets and earnings of the subsidiary over the claims of our creditors, including holders of the Notes. The Notes, therefore, are effectively subordinated to the claims of creditors, including trade creditors, judgment creditors and equity holders of our subsidiaries. In addition, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of a subsidiary during its liquidation or reorganization are effectively subordinated to all existing and future liabilities and preferred equity of that subsidiary. The Notes are effectively subordinated to our existing and future secured indebtedness to the extent of the assets securing such indebtedness and to existing and future indebtedness and other liabilities of our subsidiaries (including subsidiary guarantees of our senior credit facility).

The following table shows the indebtedness and other liabilities of our subsidiaries as of March 31, 2012:

Spartan Stores Subsidiaries Only
(In thousands)

	(unaudited) March 31, 2012
Current Liabilities	
Accounts payable	$107,633
Accrued payroll and benefits	35,660
Other accrued expenses	8,639
Current portion of restructuring costs	3,472
Current maturities of long-term debt and capital lease obligations	4,449
Total current liabilities	159,853
Long-term Liabilities	
Postretirement benefits	12,714
Other long-term liabilities	14,672
Restructuring costs	7,630
Long-term debt and capital lease obligations	44,709
Total long-term liabilities	79,725
Total Subsidiary Liabilities	239,578
Operating Leases	124,773
Total Subsidiary Liabilities and Operating Leases	$364,351

Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges was 2.97:1.00 and 3.01:1.00 for fiscal 2012 and fiscal 2011, respectively. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax earnings from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issue costs, whether expensed or capitalized.

Off-Balance Sheet Arrangements

We had letters of credit of $0.6 million outstanding and unused at March 31, 2012. The letters of credit are maintained primarily to support payment or deposit obligations. We pay a commission of approximately 2% on the face amount of the letters of credit.

Recently Adopted Accounting Standards

In June 2009, the FASB issued guidance for the consolidation of variable interest entities ("VIE"). This guidance establishes new criteria for determining the primary beneficiary. It also requires an ongoing assessment to determine whether a company is the primary beneficiary of a VIE. The guidance was effective beginning in fiscal 2011. This guidance did not have a material impact on our consolidated financial statements.

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance which amends and clarifies existing guidance related to fair value measurements and disclosures. This guidance requires new disclosures for (1) transfers in and out of Level 1 and Level 2 and reasons for such transfers; and (2) the separate presentation of purchases, sales, issuances and settlement in the Level 3 reconciliation. It also clarifies guidance around disaggregation and disclosures of inputs and valuation techniques for Level 2 and Level 3 fair value measurements. This guidance was effective for us for the first quarter of fiscal 2011, except for the new disclosures in the Level 3 reconciliation. The Level 3 disclosures are effective for the first quarter of fiscal 2012. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In May 2011, the FASB amended its standards related to fair value measurements and disclosures. The objective of the amendment is to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards. This amendment primarily changed the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. In addition, the amendment clarified the FASB's intent about the application of existing fair value measurement requirements. The new standard also requires additional disclosures related to fair value measurements categorized within Level 3 of the fair value hierarchy and requires disclosure of the categorization in the hierarchy for items that are not recorded at fair value but as to which fair value is required to be disclosed. The new rules became effective for interim and annual periods beginning after December 15, 2011. The Company adopted this standard and it did not have a material impact on the financial statements for fiscal 2012.

In September 2011, the Financial Accounting Standards Board ("FASB") issued *Accounting Standards Update No. 2011-09, Compensation—Retirement Benefits—Multi-employer Plans (Subtopic 715-80)* ("ASU 2011-09"). This accounting standard provides guidance on disclosure requirements for employers participating in multi-employer pension and other postretirement benefit plans (multi-employer plans) to improve transparency and increase awareness of the commitments and risks involved with participation in multi-employer plans. The new guidance requires employers participating in multi-employer plans to provide additional quantitative and qualitative disclosures to provide users with more detailed information regarding an employer's involvement in multi-employer plans. The Company adopted the standard effective March 31, 2011. Refer to Note 8, Commitments and Contingencies and Note 10, Associate Retirement Plans in the accompanying Notes to Consolidated Financial Statements for additional information on the Company's participation in the multi-employer pension plan. The adoption of this new standard resulted in enhanced disclosures, but otherwise did not have an impact on the Company's Consolidated Financial Statements.

In September 2011, the FASB amended its standards related to the testing of goodwill for impairment. The objective of this amendment is to simplify the annual goodwill impairment evaluation process. The amendment provides entities the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The two-step impairment test is now only required if an entity determines through this qualitative analysis that it is more likely than not that the fair value of the reporting unit is less than its carrying value. The new rules are effective for interim and annual periods beginning after December 15, 2011; however, entities were permitted to adopt the standards early. We continued to test our goodwill for impairment using the allowed two step test.

Recently Issued Accounting Standards

In June 2011, the FASB amended its rules regarding the presentation of comprehensive income. The objective of this amendment is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. Specifically, this amendment requires that all non-owner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new rules were to become effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB deferred certain aspects of this standard beyond the December 15, 2011 effective date, specifically the provisions dealing with reclassification adjustments. Because the standards only affect the display of comprehensive income and do not affect what is included in comprehensive income, the standards will not have a material effect on our Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

We are exposed to industry related price changes on several commodities, such as dairy, meat and produce that we buy and sell in both our Distribution and Retail segments. These products are purchased for and sold from inventory in the ordinary course of business. We are also exposed to other general commodity price changes such as utilities, insurance and fuel costs.

There is no variable rate debt as of March 31, 2012. However, we will be exposed under new borrowings. The senior secured revolving credit facility currently bears interest at the LIBOR plus 1.25% or the prime rate (weighted average interest rate of 3.25% at March 31, 2012) on the revolving credit portion of the facility. The weighted average interest rates on outstanding debt including loan fee amortization for fiscal years 2012, 2011 and 2010 were 8.05%, 7.81% and 7.59%, respectively.

On January 2, 2009, Spartan Stores entered into an interest rate swap agreement, which has since been terminated. The interest rate swap was considered to be a cash flow hedge of interest payments on $45.0 million of borrowings under our senior secured revolving credit facility by effectively converting a portion of the variable rate debt to a fixed rate basis. Under the terms of the agreement, we agreed to pay the counterparty a fixed interest rate of 3.33% and the counterparty has agreed to pay Spartan Stores a floating interest rate based upon the 1-month LIBOR plus 1.25% on a notional amount of $45 million. The interest rate swap agreement was scheduled to expire concurrently with its senior secured revolving credit facility on December 24, 2012. However the interest rate swap agreement was terminated at the end of the third quarter of fiscal 2012. The Company incurred a swap termination charge of $0.8 million in fiscal 2012; therefore, variable rate debt outstanding at the end of fiscal 2012 was zero. We do not use financial instruments or derivatives for any trading or other speculative purposes.

At March 31, 2012 and March 26, 2011, the estimated fair value of our long-term debt, including current maturities, was lower than book value by approximately $4.7 million and $10.4 million, respectively. The estimated fair values were based on market quotes for similar instruments.

The following table sets forth the principal cash flows of our debt outstanding and related weighted average interest rates by year of maturity as of March 31, 2012:

	March 31, 2012		Aggregate Payments by Fiscal Year					
(In thousands, except rates)	**Fair Value**	**Total**	**2013**	**2014**	**2015**	**2016**	**2017**	**Thereafter**
Fixed rate debt								
Principal payable	$93,000	$97,740	$—	$—	$97,740	$—	$—	$—
Average interest rate		3.38%	0%	0%	3.38%	0%	0%	0%

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Spartan Stores, Inc. and Subsidiaries
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Spartan Stores, Inc. and subsidiaries (the "Company") as of March 31, 2012 and March 26, 2011, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Spartan Stores, Inc. and subsidiaries as of March 31, 2012 and March 26, 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 22, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Grand Rapids, MI
May 22, 2012

CONSOLIDATED BALANCE SHEETS

Spartan Stores, Inc. and Subsidiaries
(In thousands)

	March 31, 2012	March 26, 2011
Assets		
Current assets		
Cash and cash equivalents	$ 26,476	$ 43,824
Accounts receivable, net	58,637	56,344
Inventories, net	99,778	103,814
Prepaid expenses	9,478	6,006
Other current assets	13,686	1,402
Deferred taxes on income	1,582	1,526
Total current assets	209,637	212,916
Other assets		
Goodwill	240,194	241,244
Other, net	56,866	55,788
Total other assets	297,060	297,032
Property and equipment		
Land and improvements	23,456	21,866
Buildings and improvements	235,886	219,449
Equipment	298,028	306,993
Total property and equipment	557,370	548,308
Less accumulated depreciation and amortization	300,594	306,860
Property and equipment, net	256,776	241,448
Total assets	$763,473	$751,396
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$107,703	$100,919
Accrued payroll and benefits	39,366	37,679
Accrued Income Taxes	12,352	—
Other accrued expenses	17,611	18,343
Current portion of restructuring costs	3,472	4,470
Current maturities of long-term debt and capital lease obligations	4,449	4,205
Total current liabilities	184,953	165,616
Long-term liabilities		
Deferred income taxes	83,807	66,241
Postretirement benefits	13,618	14,222
Other long-term liabilities	16,292	18,269
Restructuring costs	7,630	10,832
Long-term debt and capital lease obligations	133,565	170,711
Total long-term liabilities	254,912	280,275
Commitments and contingencies (Note 8)		
Shareholders' equity		
Common stock, voting, no par value; 50,000 shares authorized; 22,215 and 22,619 shares outstanding	155,134	162,086
Preferred stock, no par value, 10,000 shares authorized; no shares outstanding	—	—
Accumulated other comprehensive loss	(13,793)	(13,016)
Retained earnings	182,267	156,435
Total shareholders' equity	323,608	305,505
Total liabilities and shareholders' equity	$763,473	$751,396

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Spartan Stores, Inc. and Subsidiaries
(In thousands, except per share data)

	Year Ended		
	March 31, 2012	March 26, 2011	March 27, 2010
Net sales	$2,634,226	$2,533,064	$2,551,956
Cost of sales	2,078,116	1,976,549	1,993,306
Gross margin	556,110	556,515	558,650
Operating expenses			
Selling, general and administrative	489,650	488,017	493,832
Restructuring, asset impairment and other	(23)	532	6,154
Total operating expenses	489,627	488,549	499,986
Operating earnings	66,483	67,966	58,664
Other income and expenses			
Interest expense	15,037	15,104	16,394
Other, net	(110)	(97)	(138)
Total other income and expenses	14,927	15,007	16,256
Earnings before income taxes and discontinued operations	51,556	52,959	42,408
Income taxes	19,686	20,420	16,475
Earnings from continuing operations	31,870	32,539	25,933
Earnings (loss) from discontinued operations, net of taxes	(112)	(232)	(375)
Net earnings	$ 31,758	$ 32,307	$ 25,558
Basic earnings per share:			
Earnings from continuing operations	$ 1.40	$ 1.44	$ 1.16
Earnings (loss) from discontinued operations	(0.01)	(0.01)	(0.02)
Net earnings	$ 1.39	$ 1.43	$ 1.14
Diluted earnings per share:			
Earnings from continuing operations	$ 1.39	$ 1.43	$ 1.15
Earnings (loss) from discontinued operations	—	(0.01)	(0.01)*
Net earnings	$ 1.39	$ 1.42	$ 1.14
Weighted average shares outstanding:			
Basic	22,791	22,606	22,406
Diluted	22,887	22,688	22,480

* Includes rounding.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Spartan Stores, Inc. and Subsidiaries
(In thousands)

	Shares Outstanding	Common Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance – March 28, 2009	22,213	$153,778	$(14,151)	$107,578	$247,205
Comprehensive income, net of tax:					
Net earnings	—	—	—	25,558	25,558
Pension liability adjustment, net of taxes of $819	—	—	1,295	—	1,295
Change in fair value of interest rate swap, net of taxes of $74	—	—	(117)	—	(117)
Total comprehensive income	—	—	—	—	26,736
Dividends – $.20 per share	—	—	—	(4,483)	(4,483)
Stock-based employee compensation	—	4,629	—	—	4,629
Issuances of common stock and related tax benefit on stock option exercises	28	266	—	—	266
Issuances of restricted stock and related income tax benefits	293	478	—	—	478
Cancellations of restricted stock	(84)	(926)	—	—	(926)
Balance – March 27, 2010	22,450	158,225	(12,973)	128,653	273,905
Comprehensive income, net of tax:					
Net earnings	—	—	—	32,307	32,307
Change in fair value of interest rate swap, net of taxes of $166	—	—	(265)	—	(265)
Pension liability adjustment, net of taxes of $1,682			2,664		2,664
Pension curtailment, net of taxes of $1,543	—	—	(2,442)	—	(2,442)
Total comprehensive income	—	—	—	—	32,264
Dividends – $.20 per share	—	—	—	(4,525)	(4,525)
Repurchase of equity component of convertible debt, net of tax of $246		(388)			(388)
Stock-based employee compensation	—	5,379	—	—	5,379
Issuances of common stock and related tax benefit on stock option exercises	33	428	—	—	428
Issuances of restricted stock and related income tax benefits	222	(295)	—	—	(295)
Cancellations of restricted stock	(86)	(1,263)	—	—	(1,263)
Balance – March 26, 2011	22,619	162,086	(13,016)	156,435	305,505
Comprehensive income, net of tax:					
Net earnings	—	—	—	31,758	31,758
Change in fair value of interest rate swap, net of taxes of $119	—	—	211	—	211
Swap termination charge, net of taxes of $321			454		454
Pension liability adjustment, net of taxes of $911			(1,442)		(1,442)
Total comprehensive income	—	—	—	—	30,981
Dividends – $.26 per share	—	—	—	(5,926)	(5,926)
Share repurchase	(687)	(12,381)	—	—	(12,381)
Stock-based employee compensation	—	5,048	—	—	5,048
Issuances of common stock and related tax benefit on stock option exercises	93	1,311	—	—	1,311
Issuances of restricted stock and related income tax benefits	255	(116)	—	—	(116)
Cancellations of restricted stock	(65)	(814)	—	—	(814)
Balance – March 31, 2012	22,215	$155,134	$(13,793)	$182,267	$323,608

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Spartan Stores, Inc. and Subsidiaries
(In thousands)

	Year Ended		
	March 31, 2012	**March 26, 2011**	**March 27, 2010**
Cash flows from operating activities			
Net earnings	$ 31,758	$ 32,307	$ 25,558
Loss from discontinued operations	112	232	375
Earnings from continuing operations	31,870	32,539	25,933
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Non-cash restructuring, asset impairment and other	(23)	532	5,654
Non-cash convertible debt interest	3,745	3,462	3,533
Depreciation and amortization	36,767	35,273	34,895
LIFO income – warehouse consolidation	—	(3,450)	—
LIFO (income) expense	1,401	(735)	(176)
Postretirement benefits expense	3,817	3,501	3,373
Deferred taxes on income	17,861	19,655	12,030
Stock-based compensation expense	5,048	5,372	4,627
Excess tax benefit on stock compensation	(237)	(212)	(344)
Gain on repurchase of convertible notes	—	(69)	—
(Gain) / Loss on disposal of assets	(399)	100	138
Change in operating assets and liabilities:			
Accounts receivable	(2,309)	(1,855)	(2,487)
Inventories	2,635	17,885	(3,526)
Prepaid expenses and other assets	(17,172)	2,316	1,181
Accounts payable	8,841	(14,496)	18,095
Accrued payroll and benefits	845	4,698	(3,436)
Postretirement benefits	(6,746)	(6,251)	(6,032)
Other accrued expenses and other liabilities	7,790	(8,509)	(1,756)
Net cash provided by operating activities	93,734	89,756	91,702
Cash flows from investing activities			
Purchases of property and equipment	(42,518)	(33,029)	(50,472)
Net proceeds from the sale of assets	678	41	77
Acquisitions	(478)	(1,250)	(6,375)
Other	(1,482)	1,115	(1,258)
Net cash used in investing activities	(43,800)	(33,123)	(58,028)
Cash flows from financing activities			
Proceeds from revolving credit facility	$ 4,933	$ 143,179	$ 504,690
Payments on revolving credit facility	(49,933)	(143,179)	(524,630)
Share repurchase	(12,381)	—	—
Repurchase of convertible notes	—	(10,724)	—
Repayment of long-term borrowings	(5,318)	(4,681)	(4,007)
Excess tax benefit on stock compensation	237	212	344
Proceeds from exercise of stock options	1,182	349	190
Dividends paid	(5,926)	(4,525)	(4,483)
Net cash (used in) financing activities	(67,206)	(19,369)	(27,896)
Cash flows from discontinued operations			
Net cash used in operating activities	(76)	(2,610)	(3,145)
Net cash provided by investing activities	—	—	18
Net cash (used in) discontinued operations	(76)	(2,610)	(3,127)
Net (decrease) increase in cash and cash equivalents	(17,348)	34,654	2,651
Cash and cash equivalents at beginning of year	43,824	9,170	6,519
Cash and cash equivalents at end of year	$ 26,476	$ 43,824	$ 9,170
Supplemental Cash Flow Information:			
Cash paid for interest	$ 10,248	$ 10,653	$ 11,896
Cash paid for income taxes	$ 202	$ 509	$ 884

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1
Summary of Significant Accounting Policies and Basis of Presentation

Principles of Consolidation: The consolidated financial statements include the accounts of Spartan Stores, Inc. and its subsidiaries ("Spartan Stores"). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods might differ from those estimates.

Fiscal Year: Spartan Stores' fiscal year ends on the last Saturday of March. The fiscal year ended March 31, 2012 consisted of 53 weeks. The fiscal years ended March 26, 2011 and March 27, 2010 each consisted of 52 weeks.

Revenue Recognition: The Retail segment recognizes revenues from the sale of products at the point of sale. Customer returns are immaterial. Discounts provided to customers by Spartan Stores at the time of sale are recognized as a reduction in sales as the products are sold. Spartan Stores does not recognize a sale when it sells gift cards and gift certificates; rather, a sale is recognized when the gift card or gift certificate is redeemed to purchase product. The Distribution segment recognizes revenues when products are delivered or ancillary services are provided. Sales and excise taxes are excluded from revenue.

Cost of Sales: Cost of sales includes purchase costs, freight, physical inventory adjustments, markdowns and promotional allowances. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs such as setting up warehouse infrastructure. Vendor allowances are recognized as a reduction in cost of sales when the related product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms. The distribution segment includes shipping and handling costs in the selling, general and administrative section of operating expenses on the Consolidated Statement of Earnings.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less at the date of purchase.

Accounts Receivable: Accounts receivable are shown net of allowances for credit losses of $0.9 million in fiscal 2012 and $1.4 million in fiscal 2011. Spartan Stores evaluates the adequacy of its allowances by analyzing the aging of receivables, customer financial condition, historical collection experience, the value of collateral and other economic and industry factors. Operating results include bad debt expense of $0.7 million, $0.9 million, and $1.3 million for fiscal years 2012, 2011 and 2010, respectively.

Inventory Valuation: Inventories are valued at the lower of cost or market using the last-in, first-out ("LIFO") method. If replacement cost had been used, inventories would have been $43.8 million and $42.4 million higher at March 31, 2012 and March 26, 2011, respectively. The replacement cost method utilizes the most current unit purchase cost to calculate the value of inventories. During fiscal years 2012, 2011 and 2010, certain inventory quantities were reduced. The reductions resulted in liquidation of LIFO inventory carried at lower costs prevailing in prior years, the effect of which decreased the LIFO provision in fiscal years 2012, 2011 and 2010 by $3.0 million, $7.7 million and $0.4 million, respectively. Spartan Stores accounts for its Distribution inventory using a perpetual system and utilizes the retail inventory method ("RIM") to value inventory for center store products in the Retail segment. Under the retail inventory method, inventory is stated at cost with cost of sales and gross margin calculated by applying a cost ratio to the retail value of inventories. Fresh and pharmacy products are accounted for at cost in the Retail segment. We evaluate inventory shortages throughout the year based on actual physical counts in our facilities. We record allowances for inventory shortages based on the results of recent physical counts to provide for estimated shortages from the last physical count to the financial statement date.

Long-Lived Assets Other than Goodwill: Spartan Stores reviews and evaluates long-lived assets for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, the fair value is compared to the carrying value to determine the impairment loss to be recorded. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less the cost to sell. Fair values are determined by independent appraisals or expected sales prices based upon market participant data developed by internal licensed real estate professionals. Estimates of future cash flows and expected sales prices are judgments based upon Spartan Stores' experience and knowledge of operations. These estimates project cash flows several years into the future and are affected by changes in the economy, real estate market conditions and inflation.

Goodwill: Goodwill represents the excess purchase price over the fair value of tangible net assets acquired in business combinations after amounts have been allocated to intangible assets. Goodwill is not amortized, but is reviewed for impairment during the fourth quarter of each year, or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, using a discounted cash flow model and comparable market values of each reporting segment.

Other Assets: Included in Other assets are intangible assets and debt issuance costs. Intangible assets primarily consist of trade name, favorable lease agreements, prescription lists, non-compete agreements, liquor licenses and franchise fees. Favorable leases are amortized on a straight-line basis over the related lease terms. Prescription lists are amortized on a straight-line basis over the period of expected benefit. Non-compete agreements are amortized on a straight-line basis over the length of the agreements. Franchise fees are amortized on a straight-line basis over the term of the franchise agreement. Debt issuance costs are amortized over the term of the related financing agreement. The trade name and liquor licenses are not amortized as they have indefinite lives.

Property and Equipment: Property and equipment are recorded at cost and depreciated over the shorter of the estimated useful lives or lease periods of the assets. Expenditures for normal repairs and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line method as follows:

Land improvements	15 years
Buildings and improvements	15 to 40 years
Equipment	3 to 15 years

Insurance Reserves: Spartan Stores is primarily self-insured for workers' compensation and general liability costs. Losses are recorded when reported and consist of individual case estimates. Incurred but not reported losses are actuarially estimated based on available historical information. We have purchased stop-loss coverage to limit our exposure to any significant exposure on a per claim basis. Our exposure for workers' compensation and general liability is $0.5 million per claim.

A summary of changes in Spartan Stores' self-insurance liability is as follows:

(In thousands)	March 31, 2012	March 26, 2011	March 27, 2010
Beginning balance	$ 2,843	$ 4,049	$ 3,848
Expense	2,527	1,838	2,762
Claim payments	(2,365)	(3,044)	(2,561)
Ending balance	3,005	2,843	4,049

The current portion of the self-insurance liability is included in "Other accrued expenses" and the long-term portion is included in "Other long-term liabilities" in the Consolidated Balance Sheets.

Income Taxes: Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred and other tax assets and liabilities.

Earnings per share: Basic earnings per share ("EPS") excludes dilution and is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by increasing the weighted average number of common shares outstanding by the dilutive effect of the issuance of common stock for options outstanding under Spartan Stores' stock incentive plans. Unvested restricted stock awards contain non-forfeitable rights to dividends and, therefore, are considered participating securities and included in the computation of basic earnings per share pursuant to the two-class method.

The following table sets forth the computation of basic and diluted earnings per share for continuing operations:

(In thousands, except per share amounts)	March 31, 2012	March 26, 2011	March 27, 2010
Numerator:			
Earnings from continuing operations	$31,870	$32,539	$25,933
Denominator:			
Weighted average shares outstanding – basic	22,791	22,606	22,406
Effect of dilutive stock options	96	82	74
Weighted average shares outstanding – diluted	22,887	22,688	22,480
Basic earnings per share from continuing operations	$ 1.40	$ 1.44	$ 1.16
Diluted earnings per share from continuing operations	$ 1.39	$ 1.43	$ 1.15

Weighted average shares issuable upon the exercise of stock options that were not included in the earnings per share calculations because they were anti-dilutive were 239,326 in fiscal 2012, 435,446 in fiscal 2011, and 571,008 in fiscal 2010.

Restricted stock units granted in fiscal 2010 were only issuable if certain performance criteria were met, making these shares contingently issuable under ASC Topic 260. Fiscal 2010 performance criteria was not met and, therefore, no shares were issued. In addition, no restricted stock units were granted in fiscal 2012 or 2011 and none are planned to be issued in fiscal 2013.

The senior subordinated convertible notes due 2027 will be convertible at the option of the holder, only upon the occurrence of certain events, at an initial conversion rate of 28.0310 shares of Spartan Stores common stock per $1,000 principal amount at maturity of the notes (equal to an initial conversion price of approximately $35.67 per share). Upon conversion, Spartan Stores will pay the holder the conversion value in cash up to the accreted principal amount of the note and the excess conversion value, if any, in shares of Spartan Stores common stock – unless Spartan Stores elects to satisfy its obligation under such conversion by delivering only shares of common stock. Therefore, the notes are not currently dilutive to earnings per share as they are only dilutive above the accreted value. (See Note 5.)

Stock-Based Compensation: All share-based payments to employees are recognized in the financial statements as compensation cost based on the fair value on the date of grant. Spartan Stores determines the fair value of stock option awards using the Black-Scholes option-pricing model. The grant date closing price per share of Spartan Stores stock is used to estimate the fair value of restricted stock awards and restricted stock units. The value of the portion of awards expected to vest is recognized as expense over the requisite service period.

Shareholders' Equity: Spartan Stores' restated articles of incorporation provide that the board of directors may at any time, and from time to time, provide for the issuance of up to 10 million shares of preferred stock in one or more series, each with such designations as determined by the board of directors. At March 31, 2012, there were no shares of preferred stock outstanding.

Comprehensive Income: Comprehensive income is net earnings adjusted for the net (loss) income on the interest rate swap agreement and the minimum pension liability, net of applicable income taxes.

(In thousands)	Interest Rate Swap Liability	Minimum Pension Liability	Accumulated Other Comprehensive Income (Loss)
Balance March 28, 2009	(283)	(13,868)	(14,151)
Other comprehensive (loss) income	(117)	1,295	1,178
Balance March 27, 2010	(400)	(12,573)	(12,973)
Other comprehensive (loss) income	(265)	2,664	2,399
Pension curtailment income	—	(2,442)	(2,442)
Balance March 26, 2011	$(665)	$(12,351)	$(13,016)
Other comprehensive (loss) income	211	(1,442)	(1,231)
SWAP Termination, net of tax	454	—	454
Balance March 31, 2012	$ —	$(13,793)	$(13,793)

Advertising Costs: Spartan Stores' advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Advertising expenses were $14.5 million, $14.2 million and $14.8 million in fiscal years 2012, 2011 and 2010, respectively.

Recently Adopted Accounting Standards

In June 2009, the FASB issued guidance for the consolidation of variable interest entities ("VIE"). This guidance establishes new criteria for determining the primary beneficiary. It also requires an ongoing assessment to determine whether a company is the primary beneficiary of a VIE. The guidance was effective beginning in fiscal 2011. This guidance did not have a material impact on our consolidated financial statements.

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance which amends and clarifies existing guidance related to fair value measurements and disclosures. This guidance requires new disclosures for (1) transfers in and out of Level 1 and Level 2 and reasons for such transfers; and (2) the separate presentation of purchases, sales, issuances and settlement in the Level 3 reconciliation. It also clarifies guidance around disaggregation and disclosures of inputs and valuation techniques for Level 2 and Level 3 fair value measurements. This guidance was effective for us for the first quarter of fiscal 2011, except for the new disclosures in the Level 3 reconciliation. The Level 3 disclosures are effective for the first quarter of fiscal 2012. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In May 2011, the FASB amended its standards related to fair value measurements and disclosures. The objective of the amendment is to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards. This amendment primarily changed the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. In addition, the amendment clarified the FASB's intent about the application of existing fair value measurement requirements. The new standard also requires additional disclosures related to fair value measurements categorized within Level 3 of the fair value hierarchy and requires disclosure of the categorization in the hierarchy for items that are not recorded at fair value but as to which fair value is required to be disclosed. The new rules became effective for interim and annual periods beginning after December 15, 2011. The Company adopted this standard and it did not have a material impact on the financial statements for fiscal 2012.

In September 2011, the Financial Accounting Standards Board ("FASB") issued *Accounting Standards Update No. 2011-09, Compensation—Retirement Benefits—Multi-employer Plans (Subtopic 715-80)* ("ASU 2011-09"). This accounting standard provides guidance on disclosure requirements for employers participating in multi-employer pension and other postretirement benefit plans (multi-employer plans) to improve transparency and increase awareness of the commitments and risks involved with participation in multi-employer plans. The new guidance requires employers participating in multi-employer plans to provide additional quantitative and qualitative disclosures to provide users with more detailed information regarding an employer's involvement in multi-employer plans. The Company adopted the standard effective March 31, 2011. Refer to Note 8, Commitments and Contingencies and Note 10, Associate Retirement Plans in the accompanying Notes to Consolidated Financial Statements for additional information on the Company's participation in the multi-employer pension plan. The adoption of this new standard resulted in enhanced disclosures, but otherwise did not have an impact on the Company's Consolidated Financial Statements.

In September 2011, the FASB amended its standards related to the testing of goodwill for impairment. The objective of this amendment is to simplify the annual goodwill impairment evaluation process. The amendment provides entities the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The two-step impairment test is now only required if an entity determines through this qualitative analysis that it is more likely than not that the fair value of the reporting unit is less than its carrying value. The new rules are effective for interim and annual periods beginning after December 15, 2011; however, entities were permitted to adopt the standards early. We continued to test our goodwill for impairment using the allowed two step test.

Recently Issued Accounting Standards:

In June 2011, the FASB amended its rules regarding the presentation of comprehensive income. The objective of this amendment is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. Specifically, this amendment requires that all non-owner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new rules were to become effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB deferred certain aspects of this standard beyond the December 15, 2011 effective date, specifically the provisions dealing with reclassification adjustments. Because the standards only affect the display of comprehensive income and do not affect what is included in comprehensive income, the standards will not have a material effect on our Consolidated Financial Statements.

Note 2
Acquisitions of Assets

During fiscal 2010, Spartan Stores acquired certain assets of one fuel center/convenience store and three pharmacies in separate transactions for a total purchase price of $7.2 million. The purchased assets included inventory, customers lists, non-compete agreements, land, building, equipment and goodwill. The acquisitions were made to increase market share. Goodwill of $2.2 million and $0.4 million was assigned to the Retail and Distribution segments, respectively.

Note 3
Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill were as follows:

(In thousands)	Retail	Distribution	Total
Balance at March 27, 2010:			
Goodwill	$242,023	$92,493	$334,516
Accumulated impairment charges	(86,600)	—	(86,600)
Goodwill, net	155,423	92,493	247,916
Acquisitions	450	—	450
Other (Note 4)	(7,122)	—	(7,122)
Balance at March 26, 2011:			
Goodwill	235,351	92,493	327,844
Accumulated impairment charges	(86,600)	—	(86,600)
Goodwill, net	148,751	92,493	241,244
Other (Note 4)	(1,050)	—	(1,050)
Balance at March 31, 2012:			
Goodwill	234,301	92,493	327,844
Accumulated impairment charges	(86,600)	—	(86,600)
Goodwill, net	$147,701	$92,493	$240,194

The following table reflects the components of amortized intangible assets, included in "Other, net" on the Consolidated Balance Sheets:

(In thousands)	March 31, 2012 Gross Carrying Amount	March 31, 2012 Accumulated Amortization	March 26, 2011 Gross Carrying Amount	March 26, 2011 Accumulated Amortization
Non-compete agreements	$ 3,504	$ 2,616	$ 3,422	$2,273
Favorable leases	3,906	1,815	3,906	1,548
Customer lists	11,065	6,330	10,738	4,806
Franchise fees and other	625	242	599	200
Total	$19,100	$11,003	$18,665	$8,827

The weighted average amortization period for amortizable intangible assets is as follows:

Non-compete agreements	9.9 years
Favorable leases	14.6 years
Customer lists	7.1 years
Franchise fees and other	11.9 years

Amortization expense for intangible assets was $2.2 million, $2.1 million and $2.3 million for fiscal years 2012, 2011 and 2010, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

(In thousands)

Fiscal Year	Amortization Expense
2013	$2,276
2014	2,001
2015	1,365
2016	964
2017	428

Indefinite-lived intangible assets that are not amortized consist primarily of a trade name and licenses for the sale of alcoholic beverages and amounted to $26.5 million as of March 31, 2012 and March 26, 2011.

Note 4
Restructuring, Asset Impairment and Other

The following table provides the activity of restructuring costs for fiscal years 2012, 2011 and 2010. Restructuring costs recorded in the Consolidated Balance Sheets are included in "Current portion of restructuring costs" in Current liabilities and "Restructuring costs" in Long-term liabilities based on when the obligations are expected to be paid.

(In thousands)	Lease and Ancillary Costs	Severance	Other	Total
Balance at March 28, 2009	$44,545	$ —	$ —	$44,545
Provision for lease and related ancillary costs, net of sublease income	1,111	—	—	1,111
Provision for severance and other costs	—	2,915	1,109	4,024
Changes in estimates (Note 3)	(4,860)	—	—	(4,860)(a)
Payments, net of interest accretion	(6,914)	(859)	(1,109)	(8,882)
Balance at March 27, 2010	33,882	2,056	—	35,938
Provision for severance and other costs	1,876	644	288	2,808
Reversal of reserve related to lease terminations and other reversals (Note 3)	(6,948)	—	—	(6,948)
Changes in estimates (Note 3)	(7,423)	—	—	(7,423)(a)
Payments, net of interest accretion	(6,085)	(2,700)	(288)	(9,073)
Balance at March 26, 2011	15,302	—	—	15,302
Changes in estimates (Note 3)	(1,318)	—	—	(1,318)
Payments, net of interest accretion	(2,882)	—	—	(2,882)
Balance at March 31, 2012	$11,102	$ —	$ —	$11,102

(a) Goodwill was reduced by $1.0 million, $7.1 million and $3.9 million in fiscal 2012, 2011 and 2010, respectively, as a result of these changes in estimates as the initial charges for certain stores were established in the purchase price allocations for previous acquisitions. In fiscal 2010, $0.1 million was included in discontinued operations. Through an acquisition, Spartan assumed sublease liabilities for a closed store location and two operating store locations that were accounted for as capital leases. The underlying leases were terminated by a bankruptcy judge in December 2010. In fiscal 2011 the closed store liability was reversed resulting in a gain of $6.9 million and was partially offset by $1.1 million representing the remaining net value of the two capital leases also written off.

Restructuring, asset impairment and other included in the Consolidated Statements of Earnings for the year ended March 26, 2011 consisted of the following:

(In thousands)	Retail	Distribution	Total
Asset impairment charges, assets at underperforming stores and abandoned development projects (Note A below)	$ 7,502	$ 357	$ 7,859
Provision for severance and other costs related to warehouse closing (Note B below)	—	2,546	2,546
Net benefit related to favorable lease terminations (Note C below)	(5,888)	—	(5,888)
Pension curtailment income related to the freezing of the cash balance pension plan (Note 10) (Note D below)	(1,704)	(2,281)	(3,985)
	$ (90)	$ 622	$ 532

Note A: This charge relates to assets that required impairment and the values reflected in the Consolidated Balance Sheet were reduced. Therefore the adjustment is reflected in the Consolidated Balance Sheet and is not a component of the activity of restructuring costs on page 49. The asset impairment charges were recorded due to the economic and competitive environment these stores operated in and its impact on their forecasted financial performance.

Note B: The provision for severance and other costs has two components as broken out in the reconciliation included in our previous response. The first component is the $2.5 million reflected above and the second component is the $0.3 million related to changes in estimates for union sick pay and property taxes. The changes in estimates were reflected on the "changes in estimates" line totaling $7.4 million included in the table on page 49.

Note C: Through an acquisition, Spartan assumed sublease liabilities for a closed store location and two operating store locations that were accounted for as capital leases. A bankruptcy judge terminated the underlying leases in December 2010. The closed store liability was reversed resulting in a gain of $6.9 million and was partially offset by $1.1 million representing the remaining net value of the two capital leases also written off.

Note D: The offset to the recording of pension curtailment income related to the freezing of the cash balance pension plan, which is reflected in the table on page 50, is an adjustment to Accumulated Other Comprehensive Income (Loss) (AOCI) in the Consolidated Statements of Shareholders' Equity. The taxes relating to curtailment income totaled $1.5 million bringing the net adjustment to AOCI of $2.4 million.

During the fourth quarter of fiscal 2010, Spartan Stores implemented the final stages of a comprehensive, multi-year supply chain optimization strategy. As a part of these optimization efforts the Plymouth, Michigan dry grocery distribution operation was transitioned to our Grand Rapids facility. The transition was completed in the first quarter of fiscal 2011. As a result of the closing of the warehouse facility and elimination of certain administrative positions, we incurred charges of $4.2 million for severance, asset impairment and other related one-time costs in the fourth quarter of fiscal 2010. In addition, in fiscal 2011 the Company incurred additional charges/adjustments related to its warehouse consolidation initiative. These charges consisted of warehouse closing expenses for lease payments and other related expenses, which were offset by a LIFO credit due to reduced inventory levels resulting in a year-to-date net $0.6 million after tax benefit.

Store lease obligations included in restructuring costs include the present value of future minimum lease payments, calculated using a risk-free interest rate, and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated sublease income.

Note 5
Long-Term Debt

Spartan Stores' long-term debt consists of the following:

(In thousands)	March 31, 2012	March 26, 2011
Senior secured revolving credit facility, due December 2012	$ —	$ 45,000
Convertible subordinated notes, 3.375% due May 2027, net of unamortized debt discount	88,856	85,111
Capital lease obligations (Note 9)	48,864	44,436
Other, 7.00% – 9.25%, due fiscal 2013 – 2021	294	369
	138,014	174,916
Less current portion	4,449	4,205
Total long-term debt	$133,565	$170,711

Available borrowings under our $255.0 million revolving credit facility are based on stipulated advance rates on eligible assets, as defined in the credit agreement. The credit facility contains covenants that include a minimum fixed charge coverage ratio and maximum capital expenditures, as defined in the credit agreement. These covenants are not effective as long as Spartan Stores maintains minimum excess availability levels of $25.0 million with respect to the minimum fixed charge coverage ratio and $20 million with respect to maximum capital expenditures. Spartan Stores had available borrowings of $142.7 million at March 31, 2012 and excess availability of $162.7 million. Payment of dividends and repurchases of outstanding shares are permitted up to a total of $30.0 million per year, provided that excess availability of $20.0 million is maintained. The credit facility provides for the issuance of letters of credit, of which $0.6 million were outstanding and unused as of March 31, 2012. Borrowings under the revolving credit portion of the facility bear interest at LIBOR plus 1.25% or the prime rate (weighted average interest rate of 3.25% at March 31, 2012 (see Note 6).

On May 30, 2007, Spartan Stores issued $110 million in aggregate principal amount of unsecured 3.375% convertible senior notes due May 15, 2027. The notes are general unsecured obligations and rank equally in right of payment with all of our other existing and future unsecured and unsubordinated obligations. They are effectively subordinated to our existing and any future secured indebtedness to the extent of the assets securing such indebtedness. The notes are structurally subordinated to our subsidiaries' indebtedness and other liabilities. The Notes are not guaranteed by our subsidiaries. The net proceeds from the sale of the notes after deducting selling discounts of 2.5% and offering expenses of $0.6 million were approximately $106.5 million, and were used to pay down amounts owed under our senior secured revolving credit facility and partially fund the Felpausch stores acquisition.

At the end of the 3rd quarter of fiscal 2012 the Company terminated the interest rate swap agreement and recorded a charge of $0.8 million, which was recorded in interest expense. Early in the 4th quarter of fiscal 2012 the Company repaid the entire outstanding balance of $45.0 million on its revolving credit facility.

Interest at an annual rate of 3.375% is payable semi-annually on May 15 and November 15 of each year. Contingent interest will be paid to holders of the notes during the period commencing May 20, 2012 and ending on November 14, 2012 and for any six-month period thereafter, if the average contingent interest trading price per $1,000 principal amount of the notes for the five-consecutive-trading-day-period ending on the third trading day immediately preceding the first day of such interest period equals 120% or more of the principal amount of the notes. Contingent interest payable with respect to any six-month period will equal 0.25% per annum of the average contingent interest-trading price of $1,000 principal amount of notes during the five-consecutive-trading-day measurement period described above.

Spartan Stores may redeem the notes for cash in whole or in part, at any time or from time to time, on or after May 15, 2014 at 100% of the principal amount of the notes to be redeemed, and prior to that date on or after May 20, 2012 at a price equal to a specified percentage of the principal amount, plus, in each case, any accrued and unpaid interest. Holders may require Spartan Stores to repurchase their notes, in whole or in part, on May 15, 2014, May 15, 2017 and May 15, 2022 for a cash price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. In addition, upon certain fundamental change transactions, each holder would have the option, subject to certain conditions, to require Spartan Stores to repurchase for cash, in whole or in part, such holder's notes. For the purposes of the notes, a "fundamental change" would include, among other events set forth in the Indenture governing the notes, the acquisition of 50% or more of our common stock by a person or group, a consolidation, merger, or sale of all or substantially all of our assets, certain changes in our board of directors, or a termination of trading of our common stock.

The notes will be convertible at the option of the holder only under certain circumstances summarized as follows:

1. If the closing sale price per share of Spartan Stores common stock is greater than 130% of the applicable conversion price for a specified period of time,
2. If the trading price of the notes was less than 98% of the product of the closing sale price per share of Spartan Stores common stock and the conversion rate in effect for the notes for a specified period of time,
3. If the notes are called for redemption,
4. At any time on or after February 15, 2027 until the close of business on the business day immediately preceding the maturity date,
5. Upon the occurrence of specified corporate transactions.

Upon conversion by the holder, the notes convert at an initial conversion rate of 28.0310 shares of Spartan Stores common stock per $1,000 principal amount of notes (equal to an initial conversion price of approximately $35.67 per share), subject to adjustments upon certain events. Upon a surrender of notes for conversion, Spartan Stores will deliver cash equal to the lesser of the aggregate principal amount of notes to be converted and the total conversion obligation, and shares of Spartan Stores common stock in respect of the remainder, if any, of the conversion obligation, unless Spartan Stores has elected to satisfy its obligation under such conversion by delivering only shares of common stock.

In connection with the closing of the sale of the notes, Spartan Stores entered into a registration rights agreement with the initial purchasers of the notes, pursuant to which Spartan Stores filed with the Securities and Exchange Commission (SEC) a shelf registration statement covering resale by security holders of the notes and the shares of Spartan Stores common stock issuable upon conversion of the notes. The SEC declared the registration statement effective on September 27, 2007.

The amount of interest expense recognized and the effective interest rate for Spartan Stores' convertible senior notes were as follows:

(In thousands)	2012	2011	2010
Contractual coupon interest	$3,353	$3,333	$3,712
Amortization of discount on convertible senior notes	3,745	3,462	3,533
Interest expense	$7,098	$6,795	$7,245
Effective interest rate	8.125%	8.125%	8.125%

The debt and equity components recognized for Spartan Stores' convertible senior notes were as follows:

(In thousands)	March 31, 2012	March 26, 2011
Principal amount of convertible senior notes	$97,740	$97,740
Unamortized discount	8,884 (1)	12,629
Net carrying amount	88,856	85,111
Common stock	16,032	16,032

(1) Will be recognized over a remaining period of 2.1 years.

The weighted average interest rates including loan fee amortization for fiscal 2012, 2011 and fiscal 2010 were 8.05%, 7.81% and 7.59%, respectively.

At March 31, 2012, long-term debt was due as follows:

(In thousands)

Fiscal Year	
2013	$ 4,449
2014	3,605
2015	92,155
2016	3,590
2017	3,915
Thereafter	30,301
	$138,014

During the first quarter of fiscal 2011 the Company repurchased $12.3 million in principal amount of its outstanding convertible senior notes for approximately $10.7 million and recognized a resultant gain of $0.1 million. No additional repurchases were made in fiscal 2011 and 2012.

Note 6
Derivative Instruments

Spartan Stores has limited involvement with derivative financial instruments and uses them only to manage well-defined interest rate risk exposure when appropriate, based on market conditions. Spartan Stores' objective in managing exposure to changes in interest rates is to reduce fluctuations in earnings and cash flows, and consequently, from time to time Spartan Stores uses interest rate swap agreements to manage this risk. Spartan Stores does not use financial instruments or derivatives for any trading or other speculative purposes.

On January 2, 2009, Spartan Stores entered into an interest rate swap agreement. The interest rate swap is considered to be a cash flow hedge of interest payments on $45.0 million of borrowings under Spartan Stores' senior secured revolving credit facility by effectively converting a portion of the variable rate debt to a fixed rate basis. Under the terms of the agreement, Spartan Stores has agreed to pay the counterparty a fixed interest rate of 3.33% and the counterparty has agreed to pay Spartan Stores a floating interest rate based upon the 1-month LIBOR plus 1.25% on a notional amount of $45 million. The interest rate swap agreement was to expire concurrently with its senior secured revolving credit facility on December 24, 2012. However, the swap agreement was terminated in the third quarter of fiscal 2012, and included a $0.8 million termination charge which was recorded in interest expense.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. Gains and losses on the derivative representing hedge ineffectiveness are recognized in current earnings. There was no impact on earnings in fiscal 2012 and 2011 as the cash flow hedge is highly effective through its termination at the end of the third quarter of fiscal 2012.

The following table provides a summary of the fair value and balance sheet classification of the derivative financial instrument designated as an interest rate cash flow hedge:

Balance Sheet Classification	March 31, 2012	March 26, 2011
Other long-term liabilities	$—	$1,085

The following table provides a summary of the financial statement effect of the derivative financial instrument designated as an interest rate cash flow hedge for fiscal 2012 and 2011:

	Location in Consolidated Financial Statements	2012	2011
(Gain) Loss, net of taxes, recognized in other comprehensive income	Other comprehensive income	$(665)	$265
Pre-tax loss reclassified from accumulated other comprehensive loss	Interest expense	646	833
Pre-tax swap termination charge	Interest expense	775	—

Note 7
Fair Value Measurements

Financial instruments include cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt. The carrying amounts of cash and cash equivalents, accounts and notes receivable, and accounts payable approximate fair value because of the short-term nature of these financial instruments. At March 31, 2012 and March 26, 2011 the estimated fair value and the book value of our debt instruments were as follows:

(In thousands)	March 31, 2012	March 26, 2011
Book value of debt instruments:		
Current maturities of long-term debt and capital lease obligations	$ 4,449	$ 4,205
Long-term debt and capital lease obligations	133,565	170,711
Equity component of convertible debt	8,884	12,629
Total book value of debt instruments	146,898	187,545
Fair value of debt instruments	144,374	177,112
Excess of book value over fair value	$ 2,524	$ 10,433

The estimated fair value of debt is based on market quotes for instruments with similar terms and remaining maturities (level 2 valuation technique).

ASC 820 prioritizes the inputs to valuation techniques used to measure fair value into the following hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability, reflecting the reporting entity's own assumptions about the assumptions that market participants would use in pricing.

At March 26, 2011 the fair value of the interest rate swap liability was approximately $1.1 million and is included in other long-term liabilities in the accompanying consolidated balance sheets. The fair value measurements are classified within Level 2 of the hierarchy and are determined using prices from a financial institution that develops values based on observable inputs in active markets.

Long-lived assets totaling $0.2 million and $8.2 in fiscal years 2012 and 2011, respectively, were measured at a fair value of $0.1 and $1.6, respectively, on a nonrecurring basis using Level 3 inputs as defined in the fair value heirarchy. Our accounting and finance team management, who report to the chief financial officer, determine our valuation policies and procedures. The development and determination of the unobservable inputs for level 3 fair value measurements and fair value calculations are the responsibility of our accounting and finance team management and are approved by the chief financial officer. Fair value of long-lived assets is determined by estimating the amount and timing of net future cash flows, discounted using a risk-adjusted rate of interest. Spartan Stores estimates future cash flows based on experience and knowledge of the market in which the assets are located, and when necessary, uses real estate brokers. See Note 4 for discussion of long-lived asset impairment charges.

Note 8
Commitments and Contingencies

Spartan Stores subleases property at certain locations and received rental income of $1.9 million in fiscal 2012. In the event of the customer's default, Spartan would be responsible for fulfilling these lease obligations. The future payment obligations under these leases are disclosed in Note 9.

Unions represent approximately 8% of Spartan Stores' associates. These associates are covered by a collective bargaining agreement which expires in October 2012.

Various lawsuits and claims, arising in the ordinary course of business, are pending or have been asserted against Spartan Stores. While the ultimate effect of such actions cannot be predicted with certainty, management believes that their outcome will not result in an adverse effect on the consolidated financial position, operating results or liquidity of Spartan Stores.

Spartan Stores contributes to the Central States multi-employer pension plan based on obligations arising from its collective bargaining agreement covering its warehouse union associates. This plan provides retirement benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Trustees are appointed by employers and unions; however, Spartan Stores is not a trustee. The trustees typically are responsible for determining the level of benefits to be provided to participants as well as for such matters as the investment of the assets and the administration of the plan

Based on the most recent information available to Spartan Stores, we believe that the present value of actuarial accrued liabilities in this multi-employer plan significantly exceeds the value of the assets held in trust to pay benefits. Because we are one of a number of employers contributing to this plan, it is difficult to ascertain what the exact amount of the under funding would be, although we anticipate that our contributions to this plan will increase each year. Spartan believes that funding levels have not changed significantly since year-end. To reduce this under funding we expect meaningful increases in expense as a result of required incremental multi-employer pension plan contributions over the years. Any adjustment for withdrawal liability will be recorded when it is probable that a liability exists and can be reasonably determined.

Note 9
Leases

Most of the Company's retail stores are operated in leased facilities. The Company also leases small ancillary warehouse facilities, its tractor and trailer fleet and certain other equipment. Most of the property leases contain renewal options of varying terms. Terms of certain leases contain provisions requiring payment of percentage rent based on sales and payment of executory costs such as property taxes, utilities, insurance and maintenance. Terms of certain leases of transportation equipment contain provisions requiring payment of percentage rent based upon miles driven. Portions of certain property are subleased to others.

Rental expense, net of sublease income, under operating leases consisted of the following:

(In thousands)	2012	2011	2010
Minimum rentals	$32,204	$32,464	$33,706
Contingent payments	805	806	1,013
Sublease income	(1,899)	(1,926)	(2,064)
	$31,110	$31,344	$32,655

Total future lease commitments of Spartan Stores under capital and operating leases in effect at March 31, 2012 are as follows:

	Capital	Operating		
(In thousands)	Used in Operations	Used in Operations	Subleased to Others	Total
Fiscal Year				
2013	$ 7,873	$ 28,855	$1,114	$ 29,969
2014	7,233	24,779	881	25,660
2015	6,674	20,451	790	21,421
2016	6,697	17,522	467	17,989
2017	6,719	11,715	225	11,940
Thereafter	46,348	27,667	38	27,704
Total	81,544	$130,989	$3,515	$134,503
Interest	(32,680)			
Present value of minimum lease obligations	48,864			
Current portion	4,407			
Long-term obligations	$ 44,457			

Amortization expense for property under capital leases was $3.6 million, $4.3 million and $4.1 million in fiscal years 2012, 2011 and 2010, respectively.

Assets held under capital leases consisted of the following:

(In thousands)	March 31, 2012	March 26, 2011
Buildings and improvements	$45,517	$45,788
Equipment	6,704	3,924
	52,221	49,712
Less accumulated depreciation	19,934	16,627
Net property	$32,287	$33,085

One of Spartan Stores' subsidiaries leases retail store facilities. Of the stores leased, several are owned and others were obtained through leasing arrangements and are accounted for as operating leases. A majority of the leases provide for minimum and contingent rentals based upon stipulated sales volumes and contain renewal options. Certain of the leases contain escalation clauses.

Owned assets, included in property and equipment, which are leased to others are as follows:

(In thousands)	March 31, 2012	March 26, 2011
Land and improvements	$1,173	$1,173
Buildings	5,942	5,942
	7,115	7,115
Less accumulated depreciation	4,043	3,803
Net property	$3,072	$3,312

Future minimum rentals to be received under operating leases in effect at March 31, 2012 are as follows:

(In thousands)

Fiscal Year	Owned Property	Leased Property	Total
2013	$1,344	$ 905	$2,249
2014	689	656	1,345
2015	444	560	1,004
2016	430	426	856
2017	371	239	610
Thereafter	387	40	427
Total	$3,665	$2,826	$6,491

Note 10
Associate Retirement Plans

Spartan Stores' retirement programs include pension plans providing non-contributory benefits and salary reduction defined contribution plans providing contributory benefits. Substantially all of Spartan Stores' associates not covered by collective bargaining agreements are covered by either a frozen non-contributory cash balance pension plan ("Company Plan"), a defined contribution plan or both. Associates covered by collective bargaining agreements are included in multi-employer pension plans.

Effective January 1, 2011, the Cash Balance Pension Plan was frozen and, as a result, additional service credits are no longer added to each Associate's account, however, interest credits will continue to accrue. Effective the same date, Company matching contributions to the Savings Plus 401k Plan were reinstated at a rate of 50% of pay deferral contributions up to 6% of each Associate's qualified compensation. Additionally, a provision allowing for a discretionary annual profit sharing contribution was added to the Company's 401k Plan.

In conjunction with this change to the Cash Balance Pension Plan, pretax curtailment income of $4.0 million was recognized in the third quarter of fiscal 2011 and is included in Restructuring, asset impairment and other on the Consolidated Statements of Earnings. No additional associates are eligible to participate in the Cash Balance Pension Plan after January 1, 2011.

Prior to the plan freeze, Spartan Stores' Company Plan benefit formula utilized a cash balance approach. Under the cash balance formula, credits are added annually to a participant's "account" based on a percent of the participant's compensation and years of vested service at the beginning of each calendar year. At Spartan Stores' discretion, interest credits were also added annually to a participant's account based upon the participant's account balance as of the last day of the immediately preceding calendar year. Annual payments to the pension trust fund are determined in compliance with the Employee Retirement Income Security Act of 1976 ("ERISA"). Company Plan assets consist principally of common stocks and U.S. government and corporate obligations. The Company Plan does not hold any Spartan Stores stock.

Spartan Stores also maintains a Supplemental Executive Retirement Plan ("SERP"), which provides nonqualified deferred compensation benefits to Spartan Stores' officers. Benefits under the SERP are paid from Spartan Stores' general assets, as there is no separate trust established to fund benefits.

Expense for Company contributions made to defined contribution plans totaled $5.4 million, $2.5 million and $1.7 million in fiscal years 2012, 2011 and 2010, respectively. Fiscal 2012 and 2011 also include the addition of a discretionary profit sharing company contribution, which was added to the plan effective January 1, 2011.

Spartan Stores and certain subsidiaries provide health care benefits to retired associates who have at least 30 years of service or 10 years of service and have attained age 55, and who were not covered by collective bargaining arrangements during their employment ("covered associates"). Qualified covered associates that retired prior to March 31, 1992 receive major medical insurance with deductible and coinsurance provisions until age 65 and Medicare supplemental benefits thereafter. Covered associates retiring after April 1, 1992 are eligible for monthly postretirement health care benefits of $5 multiplied by the associate's years of service. This benefit is in the form of a credit against the monthly insurance premium. The retiree pays the balance of the premium.

The following tables set forth the change in benefit obligation, change in plan assets, weighted average assumptions used in actuarial calculations and components of net periodic benefit costs for Spartan Stores' pension and postretirement benefit plans excluding multi-employer plans. The accrued benefit costs are reported in Postretirement benefits in the Consolidated Balance Sheets.

(In thousands, except percentages)	Pension Benefits		SERP Benefits		Postretirement Benefits	
	March 31, 2012	March 26, 2011	March 31, 2012	March 26, 2011	March 31, 2012	March 26, 2011
Change in benefit obligation						
Benefit obligation at beginning of year	$60,421	$61,987	$1,071	$ 1,047	$ 8,633	$ 8,149
Service cost	—	2,622	—	45	192	193
Interest cost	2,893	3,077	51	52	424	420
Actuarial loss	508	1,351	(26)	57	162	155
Benefits paid	(3,872)	(5,691)	(111)	(59)	(281)	(283)
Curtailment gain due to plan freeze	—	(2,925)	—	(71)	—	—
Benefit obligation at end of year	$59,950	$60,421	$ 985	$ 1,071	$ 9,130	$ 8,634
Change in plan assets						
Plan assets at fair value at beginning of year	$58,352	$52,330	$ —	$ —	$ —	$ —
Actual return on plan assets	596	5,987	—	—	—	—
Company contributions	4,000	5,726	110	59	281	283
Benefits paid	(3,872)	(5,691)	(110)	(59)	(281)	(283)
Plan assets at fair value at measurement date	$59,076	$58,352	$ —	$ —	$ —	$ —
Unfunded status	$ (874)	$(2,069)	$ (985)	$(1,071)	$(9,130)	$(8, 634)
Components of net amount recognized in financial position:						
Current liabilities	$ —	$ —	$ (90)	$ (121)	$ (313)	$ (316)
Noncurrent liabilities	(874)	(2,069)	(895)	(950)	(8,817)	(8,318)
	$ (874)	$(2,069)	$ (985)	$(1,071)	$(9,130)	$ (8,634)
Amounts recognized in accumulated other comprehensive income:						
Net actuarial loss	$20,131	$17,793	$ 410	$ 477	$ 2,367	$ 2,339
Prior service credit	—	—	—	—	(396)	(450)
	$20,131	$17,793	$ 410	$ 477	$ 1,971	$ 1,889
Weighted average assumptions at Measurement date						
Discount rate	4.50%	5.00%	4.50%	5.00%	4.50%	5.00%
Expected return on plan assets	7.50%	7.75%	N/A	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

The benefit obligation for pension plans is measured as the projected benefit obligation; the benefit obligation for postretirement benefit plans is measured as the accumulated benefit obligation. The accumulated benefit obligation for both of the defined benefit pension plans was $60.9 million and $61.5 million at March 31, 2012 and March 26, 2011, respectively.

Components of net periodic benefit cost

(In thousands)	Pension Benefits			SERP		
	March 31, 2012	March 26, 2011	March 27, 2010	March 31, 2012	March 26, 2011	March 27, 2010
Service cost	$ —	$ 2,621	$ 2,949	$—	$ 45	$ 82
Interest cost	2,893	3,077	3,605	51	52	57
Expected return on plan assets	(4,081)	(4,265)	(4,069)	—	—	—
Amortization of prior service cost	—	(478)	(637)	—	—	—
Recognized actuarial net loss	1,656	1,557	658	40	41	42
Net periodic benefit cost	$ 468	$ 2,512	$ 2,506	$ 91	$138	$181

	Postretirement Benefits		
	March 31, 2012	March 26, 2011	March 27, 2010
Service cost	$192	$193	$133
Interest cost	424	420	439
Amortization of prior service cost	(54)	(54)	(54)
Recognized actuarial net loss	133	124	21
Net periodic benefit cost	$695	$683	$539

The net actuarial loss, prior service cost and transition obligation included in "Accumulated Other Comprehensive Income" and expected to be recognized in net periodic benefit cost during fiscal year 2013 are as follows:

(In thousands)	Pension Benefits	SERP Benefits	Postretirement Benefits
Net actuarial loss	$1,278	$ 33	$137
Prior service credit	—	—	(54)
	$1,278	$ 33	$ 83

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses are amortized over the average remaining service life of active participants when the accumulation of such gains and losses exceeds 10% of the greater of the projected benefit obligation and the fair value of plan assets.

Spartan Stores has assumed an average long-term expected return on pension plan assets of 7.50% as of March 31, 2012. The expected return assumption was modeled by third-party investment portfolio managers, based on asset allocations and the expected return and risk components of the various asset classes in the portfolio. Determining projected stock and bond returns and then applying these returns to the target asset allocations of the plan assets developed the expected return. Equity returns were based primarily on historical returns of the S&P 500 Index. Fixed-income projected returns were based primarily on historical returns for the broad U.S. bond market. This overall return assumption is believed to be reasonable over a longer-term period that is consistent with the liabilities.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement plan. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.00% for fiscal 2012, 8.50% for fiscal 2011 and 9.00% for fiscal 2010, decreasing .50% per year to 5.00%. A 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by 0.23% and the periodic postretirement benefit cost by 0.79%. A 1% decrease in the assumed health care cost trend rate would decrease the accumulated postretirement benefit obligation by 0.23% and total service and interest cost by 1.00%.

Spartan Stores has an investment policy for the pension plan with a long-term asset allocation mix designed to meet the long-term retirement obligations. The asset allocation mix is reviewed annually and, on a regular basis, actual allocations are rebalanced to approximate the prevailing targets. The following table summarizes actual allocations as of March 31, 2012 and March 26, 2011:

		Plan Assets	
	Target Range	March 31, 2012	March 26, 2011
Asset Category			
Equity securities	55.0 -75.0%	66.0%	64.7%
Fixed income	25.0 -45.0	34.0	35.3
Total	100.0%	100%	100.0%

The investment policy emphasizes the following key objectives: (1) maintain the purchasing power of the current assets and all future contributions by producing positive real rates of return on plan assets; (2) maximize return within reasonable and prudent levels of risk in order to minimize contributions and (3) control costs of administering the plan and managing the investments.

The fair value of Spartan Stores' pension plan assets at March 31, 2012 by asset category is as follows:

	Fair Value Measurements			
(In thousands)	Total	Quoted prices in markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual funds	$52,222	$52,222	$ —	$ —
Money market fund	2,763	—	2,763	—
Guaranteed annuity contract	4,025	—	—	4,025
Total fair value	$59,010	$52,222	$2,763	$4,025

The fair value of Spartan Stores' pension plan assets at March 26, 2011 by asset category is as follows:

	Fair Value Measurements			
(In thousands)	Total	Quoted prices in markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual funds	$48,388	$48,388	$ —	$ —
Money market fund	5,771	—	5,771	—
Guaranteed annuity contract	4,193	—	—	4,193
Total fair value	$58,352	$48,388	$5,771	$4,193

A reconciliation of the beginning and ending balances for Level 3 assets for the fiscal year 2012 follows:

(In thousands)	Guaranteed Annuity Contract
Balance as of March 26, 2011	$4,193
Purchases, sales, issuances and settlements (net)	(424)
Realized gains	256
Balance as of March 31, 2012	$4,025

A reconciliation of the beginning and ending balances for Level 3 assets for the fiscal year 2011 follows:

(In thousands)	Guaranteed Annuity Contract
Balance as of March 27, 2010	$4,388
Purchases, sales, issuances and settlements (net)	(439)
Realized gains	244
Balance as of March 26, 2011	$4,193

See Note 7 for a discussion of the levels of the fair value hierarchy. The assets' fair value measurement level above is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methods used for the plan's assets measured at fair value in the above tables:

- Cash & money market funds: The carrying value approximates fair value.
- Mutual Funds/Collective Trusts: These investments are publicly traded investments, which are valued using the net asset value (NAV). The NAV of the mutual funds is a quoted price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund's liabilities, expressed on a per-share basis. The NAV is a quoted price in an active market and classified within level 1 of the fair value hierarchy of ASC 820.
- Guaranteed Annuity Contracts: The guaranteed annuity contract is an immediate participation contract held with an insurance company that acts as custodian of the pension plan's assets. The guaranteed annuity contract is stated at contract value as determined by the custodian, which approximates fair value. We evaluate the general financial condition of the custodian as a component of validating whether the calculated contract value is an accurate approximation of fair value. The review of the general financial condition of the custodian is considered obtainable/observable through the review of readily available financial information the custodian is required to file with the Securities and Exchange Commission. The group annuity contract is classified within level 3 of the valuation hierarchy of ASC 820.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

Spartan Stores made a contribution of $4.1 million in the third quarter to move the cash balance pension plan closer to a fully funded status and reduce future pension expense. Funding credit carry forward balances will likely be used to fund future quarterly contribution requirements until December 2012 when a contribution will likely be made to continue to move funding closer to a fully funded status.

The following estimated benefit payments are expected to be paid in the following fiscal years:

(In thousands)	Pension Benefits and SERP Benefits	Other Benefits
2013	$ 5,077	$ 313
2014	5,206	347
2015	4,767	371
2016	4,726	405
2017 to 2020	26,010	3,132

In addition to the plans described above, Spartan Stores participates in a multi-employer pension plan and other defined contribution plans for substantially all associates covered by collective bargaining agreements.

Expense is recognized in connection with these plans as contributions are funded, in accordance with accounting standards. The Company contributed $8.2, $7.3 and $7.5 million to these plans for fiscal years 2012, 2011 and 2010, respectively. The risks of participating in these multi-employer plans are different from the risks associated with single-employer plans in the following respects:

a. Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.

b. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

c. If the Company chooses to stop participating in some multi-employer plans, or makes market exits or otherwise has participation in the plan drop below certain levels, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Company's participation in this plan is outlined in the tables below. The EIN/Pension Plan Number column provides the Employee Identification Number ("EIN") and the three-digit plan number, if applicable. Unless otherwise noted, the most recent Pension Protection Act zone status ("PPA") available in 2012 and 2011 relates to the plans' two most recent fiscal year-ends. The zone status is based on information that the Company received from the plan and is certified by each plan's actuary. Among other factors, red zone status plans are generally less than 65 percent funded and are considered in critical status. The FIP/RP Status Pending/ Implemented column indicates plans for which a financial improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented by the trustees of each plan.

Pension Fund	EIN – Pension Plan Number	Plan Month / Day End Date	Pension Protection Act Zone Status		FIP/RP Status Pending/ Implemented	Contributions			Surcharges Imposed or Amortization Provisions
			2012	2011		2012	2011	2010	
Central States, Southeast and Southwest Areas Pension Fund	366044243-001	12/31	Red	Red	Implemented	$8,232	$7,336	$7,477	No

The following table describes the expiration of the Company's collective bargaining agreements associated with the significant multi-employer plans in which the Company participates:

Pension Fund	Total Collective Bargaining Agreements	Expiration Date	% of Associates under Collective Bargaining Agreement	Over 5% Contribution 2012
Central States, Southeast and Southwest Areas Pension Fund	1	10/8/2012	8.0%	No

At the date the financial statements were issued, Forms 5500 were generally not available for the plan years ending in 2011.

See Note 8 for further information regarding Spartan's participation in the Central States, Southeast and Southwest Areas Pension Fund.

Multi-employer Postretirement Benefit Plans Other than Pensions

The Company also makes contributions to the multi-employer health and welfare plan in amounts set forth in the related collective bargaining agreements. This plan provides medical, dental, pharmacy, vision, and other ancillary benefits to active employees and retirees as determined by the trustees of the plan. The vast majority of the Company's contributions benefit active employees and as such, may not constitute contributions to a postretirement benefit plan. However, the Company is unable to separate contribution amounts to postretirement benefit plans from contribution amounts paid for active participants in the plan.

Note 11 Taxes on Income

The income tax provision for continuing operations is summarized as follows:

(In thousands)	March 31, 2012	March 26, 2011	March 27, 2010
Currently payable:			
Federal	$ (191)	$ (536)	$ 3,199
State	2,016	1,301	1,246
Total currently payable	1,825	765	4,445
Deferred:			
Federal	15,734	16,644	10,424
State	2,127	3,011	1,606
Total deferred	17,861	19,655	12,030
Total	$19,686	$20,420	$16,475

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2012	2011	2010
Federal statutory income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal income tax benefit	5.2	5.3	4.5
Tax credits	(1.1)	(1.1)	(0.2)
Charitable product donations	(0.7)	(0.7)	(0.4)
Other	(0.2)	0.1	(0.1)
Effective income tax rate	38.2%	38.6%	38.8%

Deferred tax assets and liabilities resulting from temporary differences as of March 31, 2012 and March 26, 2011 are as follows:

(In thousands)	2012	2011
Deferred tax assets:		
Employee benefits	$ 23,859	$ 20,783
Accounts receivable	365	530
Asset impairment and closed store reserves	2,719	3,103
Deferred revenue	879	966
State taxes	146	1,182
All other	1,220	3,159
Total deferred tax assets	29,188	29,723
Deferred tax liabilities:		
Employee benefits	8,784	7,418
Depreciation & Amortization	33,917	28,727
Inventory	6,424	7,016
Goodwill	39,693	31,833
Convertible debt interest	15,384	14,202
Leases	6,271	4,523
All other	940	719
Total deferred tax liabilities	111,413	94,438
Net deferred tax liability	$ (82,225)	$(64,715)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In thousands)	March 31, 2012	March 26, 2011
Balance at beginning of year	$2,320	$2,232
Gross increases — tax positions taken in prior years	74	10
Gross decreases — tax positions taken in prior years	(483)	(447)
Gross increases — tax positions taken in current year	589	540
Lapse of statute of limitations	(7)	(15)
Balance at end of year	$2,493	$2,320

In the fourth quarter of fiscal 2012 we elected to accelerate the recognition of certain revenues for tax purposes, which resulted in a $12.4 million increase in taxes payable and a related increase in other current assets at March 31, 2012. The majority of these amounts will reverse in the first quarter of fiscal 2013.

Spartan Stores anticipates that $0.7 million of the unrecognized tax benefits will be settled prior to March 31, 2013. Spartan Stores recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. Accrued interest and penalties are not material. As of March 31, 2012, the balance of unrecognized tax benefits included tax positions of $1.6 million that would reduce Spartan Stores' effective income tax rate if recognized in future periods.

Spartan Stores files income tax returns with federal, state and local tax authorities within the United States. In October 2011, the Internal Revenue Service (IRS) completed its examination of Spartan Stores' federal income tax returns for fiscal year 2007. With few exceptions, we are no longer subject to U.S. federal, state or local examinations by tax authorities for fiscal years before 2008.

Note 12
Stock-Based Compensation

Spartan Stores has two shareholder-approved 10-year stock incentive plans covering 4,200,000 shares of Spartan Stores' common stock: the Spartan Stores, Inc. 2001 Stock Incentive Plan (the "2001 Plan") and the Spartan Stores, Inc. Stock Incentive Plan of 2005 (the "2005 Plan"). The plans provide for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, and other stock-based awards to directors, officers and other key associates. Shares issued, as a result of stock option exercises, will be funded with the issuance of new shares. Holders of restricted stock and stock awards are entitled to participate in cash dividends and dividend equivalents. The 2001 plan expired on May 8, 2011 and no shares remained unissued as of that date. As of March 31, 2012, 962,938 shares remained unissued under the 2005 Plan.

Stock option awards were granted with an exercise price equal to the market value of Spartan Stores common stock at the date of grant, vest and become exercisable in 25 percent increments over a four-year service period and have a maximum contractual term of 10 years. Upon a "Change in Control", as defined by the Plan, all outstanding options vest immediately. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility is determined based upon a combination of historical volatility of Spartan Stores common stock and the expected volatilities of guideline companies that are comparable to Spartan Stores in most significant respects to reflect management's best estimate of Spartan Stores' future volatility over the option term. Due to certain events that are considered unusual and/or infrequent in nature, and that resulted in significant business changes during the limited historical exercise period, management does not believe that Spartan Stores' historical exercise data will provide a reasonable basis upon which to estimate the expected term of stock options. Therefore, the expected term of stock options granted is determined using the "simplified" method as described in SEC Staff Accounting Bulletins that uses the following formula: ((vesting term + original contract term)/2). The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant, using U.S. constant maturities with remaining terms equal to the expected term. Expected dividend yield is based on historical dividend payments.

The following weighted average assumptions were used to estimate the fair value of stock options at the date of grant using the Black-Scholes option-pricing model. There were no stock options granted in fiscal 2012 or 2011.

	2010
Dividend yield	1.43%
Expected volatility	41.50% - 42.30%
Risk-free interest rate	2.28%
Expected life of option	6.25 years

The following table summarizes stock option activity for the three years ended March 31, 2012:

	Shares Under Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life Years	Aggregate Intrinsic Value (In thousands)
Options outstanding at March 28, 2009	706,367	$17.99	7.20	$1,506
Granted	179,382	13.87		
Exercised	(27,869)	6.99		201
Cancelled	(26,031)	20.62		
Options outstanding at March 27, 2010	831,849	$17.39	6.90	$1,279
Granted	—	—		
Exercised	(27,128)	7.85		231
Cancelled	—	—		
Options outstanding at March 26, 2011	804,721	$17.71	6.02	$1,243
Granted	—	—		
Exercised	(84,630)	11.64		572
Cancelled	(16,962)	17.94		
Options outstanding at March 31, 2012	703,129	$18.43	5.53	$1,926
Options exercisable at March 27, 2010	366,113	$15.15	5.15	$1,111
Options exercisable at March 26, 2011	519,733	$16.94	5.19	$1,095
Options exercisable at March 31, 2012	557,787	$18.60	5.22	$1,581
Vested and expected to vest in the future at March 31, 2012	697,589	$18.44	5.52	$1,911

The weighted average grant-date fair value of stock options granted during fiscal year 2010 was $5.26. Cash received from option exercises was $1.0 million, $0.2 million and $0.2 million during fiscal years 2012, 2011 and 2010, respectively.

Restricted shares awarded to employees vest ratably over a five-year service period (over a four year period for grants to associates in fiscal 2011 and one year for grants to the Board of Directors in fiscal 2011). Awards granted to directors prior to May 10, 2006 vest 100 percent after three years and awards granted on or after May 10, 2006 vest in one-third increments over a three-year service period. Awards are subject to certain transfer restrictions and forfeiture prior to vesting. All shares fully vest upon a "Change in Control" as defined by the Plan. Compensation expense, representing the fair value of the stock at the measurement date of the award, is recognized over the vesting period.

Historically, awards have been granted in the form of stock options and restricted stock. In fiscal 2010, Spartan Stores also granted restricted stock units ("RSU's") to certain executive employees of the Company. The RSU's had a service condition and a performance condition that was to be met in order for the awards to vest. The performance condition was not met in fiscal 2010. In addition, no RSU's were granted in fiscal 2011 or 2012 and none are planned to be issued in fiscal 2013.

The following table summarizes restricted stock activity for the three years ended March 31, 2012:

	Shares	Weighted Average Grant-Date Fair Value
Outstanding and nonvested at March 28, 2009	590,693	19.12
Granted	333,746	13.88
Vested	(202,896)	15.61
Forfeited	(102,821)	14.06
Outstanding and nonvested at March 27, 2010	618,722	18.28
Granted	216,890	15.37
Vested	(280,437)	18.21
Forfeited	(7,404)	16.99
Outstanding and nonvested at March 26, 2011	547,771	$16.99
Granted	222,848	16.06
Vested	(175,433)	17.60
Forfeited	(14,293)	15.67
Outstanding and nonvested at March 31, 2012	580,893	$16.48

The total fair value of shares vested during fiscal years 2012, 2011 and 2010 was $2.8 million, $4.3 million and $3.2 million, respectively.

Share-based compensation expense recognized and included in "Selling, general and administrative expenses" in the Consolidated Statements of Earnings and related tax benefits were as follows:

(In thousands)	2012	2011	2010
Stock options	$ 1,238	$ 929	$ 1,067
Restricted stock	3,810	4,443	3,560
Tax benefits	(1,928)	(2,081)	(1,792)
	$ 3,120	$ 3,291	$ 2,835

As of March 31, 2012, total unrecognized compensation cost related to non-vested share-based awards granted under the stock incentive plans was $0.2 million for stock options and $6.1 million for restricted stock. The remaining compensation costs not yet recognized are expected to be recognized over a weighted average period of 0.8 years for stock options and 2.5 years for restricted stock.

Spartan Stores recognized tax deductions of $3.5 million, $4.6 million and $3.3 million related to the exercise of stock options and the vesting of restricted stock during fiscal years 2012, 2011 and 2010, respectively.

Spartan Stores has a stock bonus plan covering 300,000 shares of Spartan Stores common stock. Under the provisions of this plan, certain officers and key associates of Spartan Stores may elect to receive a portion of their annual bonus in common stock rather than cash and will be granted additional shares of common stock worth 30% of the portion of the bonus they elect to receive in stock. Compensation expense is recorded based upon the market price of the stock as of the measurement date. A total of 82,647 shares remained unissued under the plan at March 31, 2012.

Spartan Stores has an associate stock purchase plan covering 200,000 shares of Spartan Stores common stock. The plan provides that associates of Spartan Stores and its subsidiaries may purchase shares at 95% of the fair market value. 19,755 shares had been issued under the plan at March 31, 2012,.

Note 13
Supplemental Cash Flow Information

Non-cash financing activities include the issuance of restricted stock to employees and directors of $3.6 million, $3.3 million and $4.6 million for fiscal years 2012, 2011 and 2010, respectively. Non-cash investing activities also include capital expenditures included in accounts payable of $3.3 million, $4.0 million and $2.3 million for fiscal years 2012, 2011 and 2010 respectively.

Note 14
Discontinued Operations

Certain of our retail and grocery distribution operations have been recorded as discontinued operations. Results of the discontinued operations are excluded from the accompanying notes to the condensed consolidated financial statements for all periods presented, unless otherwise noted.

The results of discontinued operations reported on the Consolidated Statements of Earnings are reported net of tax.

Discontinued operations did not have sales for fiscal years 2012, 2011 and 2010. Significant assets and liabilities of discontinued operations are as follows:

(In thousands)	March 31, 2012	March 26, 2011
Current assets	$1,589	$2,365
Property, net	4,001	5,001
Other long-term assets	1463	434
Current liabilities	268	1,490
Long-term liabilities	74	10

Note 15
Reporting Segment Information

Spartan Stores has two reportable segments. The Distribution segment supplies independent retail customers and its own retail stores with dry grocery, produce, dairy, meat, delicatessen, bakery, beverages, frozen food, seafood, floral, general merchandise, pharmacy and health and beauty care items. Sales to independent retail customers and inter-segment sales are recorded based upon a "cost plus" model for grocery, frozen, dairy, pharmacy and health and beauty care items and a "variable mark-up" model for meat, deli, bakery, produce, seafood, floral and general merchandise products. To supply its wholesale customers, Spartan Stores operates a fleet of tractors, conventional trailers and refrigerated trailers, substantially all of which are leased by Spartan Stores.

The Retail segment operates supermarkets in Michigan that typically offer dry grocery, produce, frozen, dairy, meat, beverages, floral, seafood, health and beauty care, delicatessen and bakery goods. Additionally, complementing these offerings, approximately 69% of the stores offer pharmacy services and 27 fuel centers were in operation as of March 31, 2012.

Identifiable assets represent total assets directly associated with the reporting segments. Eliminations in assets identified to segments include intercompany receivables, payables and investments.

The following tables set forth information about Spartan Stores by reporting segment:

(In thousands)	Distribution	Retail	Total
Year Ended March 31, 2012			
Net sales to external customers	$1,138,739	$1,495,487	$2,634,226
Inter-segment sales	660,400	—	660,400
Depreciation and amortization	8,444	28,350	36,794
Operating earnings	44,292	22,191	66,483
Capital expenditures	9,375	33,143	42,518
Year Ended March 26, 2011			
Net sales to external customers	$1,089,689	$1,443,375	$2,533,064
Inter-segment sales	663,827	—	663,827
Depreciation and amortization	8,465	26,693	35,158
Operating earnings	47,987	19,979	67,966
Capital expenditures	8,800	24,229	33,029
Year Ended March 27, 2010			
Net sales to external customers	$1,091,285	$1,460,671	$2,551,956
Inter-segment sales	687,423	—	687,423
Depreciation and amortization	8,598	26,042	34,640
Operating earnings	38,073	20,591	58,664
Capital expenditures	7,347	43,125	50,472

(In thousands)	2012	2011	2010
Total Assets at Year End			
Distribution	$ 216,873	$ 261,028	$ 237,480
Retail	541,110	484,839	510,486
Discontinued operations	5,490	5,529	5,515
Total	$ 763,473	$ 751,396	$ 753,481

Spartan Stores offers a wide variety of grocery products, general merchandise and health and beauty care, pharmacy, fuel and other items and services. The following table presents sales by type of similar product and services:

(Dollars in thousands)	2012		2011		2010	
Non-perishables (1)	$1,293,147	49%	$1,297,719	51%	$1,367,298	53%
Perishables (2)	933,545	36	906,945	36	895,005	35
Fuel	219,903	8	123,262	5	95,937	4
Pharmacy	187,631	7	205,138	8	193,716	8
Consolidated net sales	$2,634,226	100%	$2,533,064	100%	$2,551,956	100%

(1) Consists primarily of general merchandise, grocery, beverages, snacks and frozen foods.
(2) Consists primarily of produce, dairy, meat, bakery, deli, floral and seafood.

Note 16
Quarterly Financial Information (unaudited)

Earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year. Common stock prices are the high and low sales prices for transactions reported on the NASDAQ Global Select Market for each period.

(In thousands, except per share data)	Full Year (53 weeks)	4th Quarter (13 weeks)	3rd Quarter (16 weeks)	2nd Quarter (12 weeks)	1st Quarter (12 weeks)
Fiscal 2012					
Net sales	$2,634,226	$614,773	$797,242	$619,647	$602,564
Gross margin	556,110	135,086	162,950	132,737	125,337
Restructuring, asset impairment and other	(23)	114	(2)	(135)	—
Earnings from continuing operations before income taxes	51,556	16,369	7,752	16,611	10,824
Earnings from continuing operations	31,870	10,477	4,988	10,270	6,135
Discontinued operations, net of taxes	(112)	23	(11)	(18)	(106)
Net earnings	31,758	10,500	4,977	10,252	6,029
Earnings from continuing operations per share:					
Basic	$ 1.40	$ 0.46	$ 0.22	$ 0.45	$ 0.27
Diluted	1.39	0.46	0.22	0.45	0.27
Net earnings per share:					
Basic	$ 1.39	$ 0.46	$ 0.22	$ 0.45	$ 0.27
Diluted	1.39	0.46	0.22	0.45	0.26
Dividends	$ 5,926	$ 1,469	$ 1,487	$ 1,486	$ 1,484
Common stock price – High	21.37	19.24	19.21	21.37	19.81
Common stock price – Low	14.01	16.95	14.01	14.06	14.35

(In thousands, except per share data)	Full Year (52 weeks)	4th Quarter (12 weeks)	3rd Quarter (16 weeks)	2nd Quarter (12 weeks)	1st Quarter (12 weeks)
Fiscal 2011					
Net sales	$2,533,064	$571,471	$782,300	$602,056	$577,237
Gross margin	556,515	129,821	164,807	135,198	126,689
Restructuring, asset impairment and other	532	192	(2,425)	183	2,582
Earnings from continuing operations before income taxes	52,959	12,480	11,922	18,589	9,968
Earnings from continuing operations	32,539	7,649	7,470	11,345	6,075
Discontinued operations, net of taxes	(232)	124	(162)	(106)	(88)
Net earnings	32,307	7,773	7,308	11,239	5,987
Earnings from continuing operations per share:					
Basic	$ 1.44	$ 0.34	$ 0.33	$ 0.50	$ 0.27
Diluted	1.43	0.34	0.33	0.50	0.26
Net earnings per share:					
Basic	$ 1.43	$ 0.34	$ 0.32	$ 0.50	$ 0.27
Diluted	1.42	0.34	0.32	0.50	0.26
Dividends	$ 4,525	$ 1,131	$ 1,133	$ 1,131	$ 1,130
Common stock price – High	17.80	17.75	17.80	14.94	17.22
Common stock price – Low	12.76	13.95	13.21	12.76	13.45

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of Spartan Stores' disclosure controls and procedures (as currently defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) was performed as of March 31, 2012 (the "Evaluation Date"). This evaluation was performed under the supervision and with the participation of Spartan Stores' management, including its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). As of the Evaluation Date, Spartan Stores' management, including the CEO and CFO, concluded that Spartan Stores' disclosure controls and procedures were effective as of the Evaluation Date to ensure that material information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to management, including our principal executive and principal financial officers as appropriate to allow for timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The management of Spartan Stores, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Spartan Stores' internal controls were designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of its financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Spartan Stores; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Spartan Stores are being made only in accordance with authorizations of management and directors of Spartan Stores; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Spartan Stores' assets that could have a material effect on the financial statements.

Management of Spartan Stores conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Through this evaluation, management did not identify any material weakness in the Company's internal control. There are inherent limitations in the effectiveness of any system of internal control over financial reporting. Based on the evaluation, management has concluded that Spartan Stores' internal control over financial reporting was effective as of March 31, 2012.

The registered public accounting firm that audited the consolidated financial statements included in this Form 10-K Annual Report has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of March 31, 2012 as stated in their report on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Spartan Stores, Inc. and Subsidiaries
Grand Rapids, MI

We have audited the internal control over financial reporting of Spartan Stores, Inc. and subsidiaries (the "Company") as of March 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2012 of the Company and our report dated May 22, 2012 expressed an unqualified opinion on those consolidated financial statements,

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan
May 22, 2012

Changes in Internal Controls Over Financial Reporting

During the last fiscal quarter, there was no change in Spartan Stores' internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Spartan Stores' internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is here incorporated by reference from the sections titled "The Board of Directors," "Spartan Stores' Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance Principles," and "Transactions with Related Persons" in Spartan Stores' definitive proxy statement relating to its annual meeting of shareholders to be held in 2012.

Item 11. Executive Compensation

The information required by this item is here incorporated by reference from the sections entitled "Executive Compensation," "Potential Payments Upon Termination or Change in Control," "Compensation of Directors," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in Spartan Stores' definitive proxy statement relating to its annual meeting of shareholders to be held in 2012.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is here incorporated by reference from the section titled "Ownership of Spartan Stores Stock" in Spartan Stores' definitive proxy statement relating to its annual meeting of shareholders to be held in 2012.

The following table provides information about Spartan Stores' equity compensation plans regarding the number of securities to be issued under these plans, the weighted-average exercise prices of options outstanding under these plans and the number of securities available for future issuance as of the end of fiscal 2012.

EQUITY COMPENSATION PLANS

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	703,129	$ 18.43	1,045,585
Equity compensation plans not approved by security holders	—	Not applicable	—
Total	703,129	$ 18.43	1,045,585

(1) Consists of the Spartan Stores, Inc. 1991 Stock Option Plan, the Spartan Stores, Inc. 2001 Stock Incentive Plan, the Spartan Stores, Inc. 2001 Stock Bonus Plan, and the Stock Incentive Plan of 2005. Stock options may no longer be issued under the 1991 Stock Option Plan. The numbers of shares reflected in column (c) in the table above with respect to the Stock Incentive Plan of 2005 (1,136,758 shares), the 2001 Stock Incentive Plan (45,061 shares) and the 2001 Stock Bonus Plan (114,224 shares) represent shares that may be issued other than upon the exercise of an option, warrant or right. Each plan listed above contains customary anti-dilution provisions that are applicable in the event of a stock split or certain other changes in Spartan Stores' capitalization.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is here incorporated by reference from the section titled "Transactions with Related Persons" and the table captioned "Board of Directors Committee Membership" in Spartan Stores' definitive proxy statement relating to its annual meeting of shareholders to be held in 2012.

Item 14. Principal Accountant Fees and Services

The information required by this item is here incorporated by reference from the section titled "Independent Auditors" in Spartan Stores' definitive proxy statement relating to its annual meeting of shareholders to be held in 2012.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Report:

1. Financial Statements.

A. In Item 8.

Reports of Independent Registered Public Accounting Firm of Deloitte & Touche LLP dated May 22, 2012

Consolidated Balance Sheets at March 31, 2012 and March 26, 2011

Consolidated Statements of Earnings for each of the three years in the period ended March 31, 2012

Consolidated Statements of Shareholders' Equity for each of the three years in the period ended March 31, 2012

Consolidated Statements of Cash Flows for each of the three years in the period ended March 31, 2012

Notes to Consolidated Financial Statements

2. Financial Statement Schedules.

Schedules are omitted because the required information is either inapplicable or presented in the consolidated financial statements or related notes.

3. Exhibits.

Exhibit Number	Document
2.1	Asset Purchase Agreement dated October 13, 2008 by and among VG's Food Center, Inc. and VG's Pharmacy, Inc. as Seller and Family Fare, LLC as Purchaser. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K filed October 15, 2008. Here incorporated by reference. Exhibits and schedules to this agreement are listed and identified in the agreement. Omitted exhibits and schedules will be furnished supplementally to the Commission upon request.
3.1	Restated Articles of Incorporation of Spartan Stores, Inc. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ended January 1, 2011. Here incorporated by reference.
3.2	Bylaws of Spartan Stores, Inc., as amended. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ended September 10, 2011. Here incorporated by reference.
4.1	Indenture by and between Spartan Stores, Inc. and The Bank of New York Trust Company, N.A. as Trustee dated as of May 30, 2007. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K, filed May 30, 2007. Here incorporated by reference.
4.2	Registration Rights Agreement among Spartan Stores, Inc. and Banc of America Securities LLC and Bear, Stearns & Co., Inc., as representatives of the Initial Purchasers named therein dated as of May 30, 2007. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K, filed May 30, 2007. Here incorporated by reference.
4.3	Form of 3.375% Convertible Senior Note due 2027. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K, filed May 30, 2007. Here incorporated by reference.
10.1	Purchase Agreement by and among Spartan Stores, Inc. and the Initial Purchasers named therein dated as of May 23, 2007. Previously filed as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 28, 2009. Here incorporated by reference.
10.2	Loan and Security Agreement dated December 23, 2003, by and among Spartan Stores, Inc. and certain subsidiaries as borrowers, Congress Financial Corporation (Central) as agent, the lenders named therein as lenders, and joined in by certain subsidiaries of Spartan Stores, Inc. as guarantors. Previously filed as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 28, 2009. Here incorporated by reference.
10.3	Amendment No. 2 to Loan and Security Agreement dated December 22, 2004, between Spartan Stores, Inc. and its subsidiaries and Congress Financial Corporation, Key Bank National Association, Fleet Capital Corporation, National City Business Credit, General Electric Capital Corporation, and Fifth Third Bank. Previously filed as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 26, 2011. Here incorporated by reference.
10.4	Amendment No. 3 to Loan and Security Agreement dated December 9, 2005 between Spartan Stores, Inc. and its subsidiaries and Wachovia Capital Finance Corporation (Central), Key Bank National Association, Bank of America Leasing & Capital, LLC, National City Business Credit, General Electric Capital Corporation, and Fifth Third Bank. Previously filed as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 26, 2011. Here incorporated by reference.
10.5	Amendment No. 4 to Loan and Security Agreement dated March 17, 2006 between Spartan Stores, Inc. and its subsidiaries and Wachovia Capital Finance Corporation (Central), Key Bank National Association, Bank of America Leasing & Capital, LLC, National City Business Credit, General Electric Capital Corporation, and Fifth Third Bank. Previously filed as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 26, 2011. Here incorporated by reference.

Exhibit Number	Document
10.6	Amendment No. 5 to Loan and Security Agreement dated April 5, 2007 between Spartan Stores, Inc. and its subsidiaries and Wachovia Capital Finance Corporation (Central), Key Bank National Association, Bank of America Leasing & Capital, LLC, National City Business Credit, General Electric Capital Corporation, and Fifth Third Bank.
10.7	Amendment No. 6 to Loan and Security Agreement dated May 22, 2007 between Spartan Stores, Inc. and its subsidiaries and Wachovia Capital Finance Corporation (Central), Key Bank National Association, Bank of America N.A., National City Business Credit, Inc., General Electric Capital Corporation, and Fifth Third Bank. Previously filed as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 28, 2009. Here incorporated by reference.
10.8	Amendment No. 7 to Loan and Security Agreement dated May 20, 2009 between Spartan Stores, Inc. and subsidiaries and Wachovia Capital Finance Corporation (Central), Key Bank National Association, Bank of America N.A., National City Business Credit, Inc., General Electric Capital Corporation, and Fifth Third Bank. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K filed May 22, 2009. Here incorporated by reference.
10.9	Amendment No. 8 to Loan and Security Agreement dated May 4, 2010 between Spartan Stores, Inc. and its subsidiaries and Wachovia Capital Finance Corporation (Central), Key Bank National Association, Bank of America N.A., National City Business Credit, Inc., General Electric Capital Corporation, and Fifth Third Bank. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K on May 7, 2010. Here incorporated by reference.
10.10	Amendment No. 9 to Loan and Security Agreement dated September 30, 2010 between Spartan Stores, Inc. and its subsidiaries and Wells Fargo Capital Finance, LLC, Key Bank National Association, Bank of America, N.A., PNC Bank N.A., General Electric Capital Corporation, and Fifth Third Bank. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K on October 5, 2010. Here incorporated by reference.
10.11	Amendment No. 10 to Loan and Security Agreement dated July 19, 2011 between Spartan Stores, Inc. and its subsidiaries and Wells Fargo Capital Finance, LLC, Wells Fargo Bank, N.A., Key Bank National Association, Bank of America, N.A., PNC Bank N.A., General Electric Capital Corporation, and Fifth Third Bank. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K on July 20, 2011. Here incorporated by reference.
10.12	Letter Agreement between Spartan Stores, Inc. and Wachovia Capital Finance Corporation (Central) as Agent for the Lenders, dated August 17, 2007. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K, filed August 17, 2007. Here incorporated by reference.
10.13*	Spartan Stores, Inc. Executive Cash Incentive Plan of 2010 as amended. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K on August 12, 2010. Here incorporated by reference.
10.14*	Form of Long-Term Executive Incentive Plan Award for fiscal 2012. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ended June 18, 2011. Here incorporated by reference.
10.15	Form of Amended and Restated Long-Term Executive Incentive Plan Award for fiscal 2011. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ended June 18, 2011. Here incorporated by reference.
10.16*	Spartan Stores, Inc. Stock Incentive Plan of 2005, as amended. Previously filed as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 27, 2010. Here incorporated by reference.

Exhibit Number	Document
10.17*	Determination of Compensation Committee pursuant to the Spartan Stores, Inc. Stock Incentive Plan of 2005. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K on August 3, 2009. Here incorporated by reference.
10.18*	Spartan Stores, Inc. Supplemental Executive Retirement Plan, as amended. Previously filed as an as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 27, 2010. Here incorporated by reference.
10.19*	Spartan Stores, Inc. Supplemental Executive Savings Plan. Previously filed as an exhibit to Spartan Stores Form S-8 Registration Statement filed on December 21, 2001. Here incorporated by reference.
10.20*	Spartan Stores, Inc. Cash Incentive Plan of 2010 as amended. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ended June 19, 2010. Here incorporated by reference.
10.21*	Spartan Stores, Inc. 2001 Stock Incentive Plan. Previously filed as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 31, 2007. Here incorporated by reference.
10.22*	Form of Restricted Stock Award to officers, dated May 17, 2011. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ending June 18, 2011. Here incorporated by reference.
10.23*	Form of Restricted Stock Award to non-employee directors, dated May 17, 2011. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ending June 18, 2011. Here incorporated by reference.
10.24	Form of Stock Option Award to executive officers. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ending June 20, 2009. Here incorporated by reference.
10.25	Form of Stock Option Award to non-employee directors. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ending June 20, 2009. Here incorporated by reference.
10.26*	Form of Executive Employment Agreement between Spartan Stores, Inc. and certain executive officers, as amended
10.27*	Form of Executive Severance Agreement between Spartan Stores, Inc. and certain executive officers as previously amended
10.28*	Form of Amendment to Executive Severance Agreements. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K on June 1, 2010. Here incorporated by reference.
12.1	Computation of Ratio of Earnings to Fixed Charges
21	Subsidiaries of Spartan Stores, Inc.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification pursuant to 18 U.S.C. § 1350. This exhibit is furnished, not filed, in accordance with SEC Release Number 33-8212.

Exhibit Number	Document
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* These documents are management contracts or compensation plans or arrangements required to be filed as exhibits to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Spartan Stores, Inc. (the Registrant) has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPARTAN STORES, INC.
(Registrant)

Date: May 22, 2012

By /s/ DENNIS EIDSON

Dennis Eidson
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Spartan Stores, Inc. and in the capacities and on the dates indicated.

May 22, 2012	By * **M. Shân Atkins** **Director**
May 22, 2012	By /s/ DENNIS EIDSON **Dennis Eidson** **President, Chief Executive Officer and Director** **(Principal Executive Officer)**
May 22, 2012	By * **Dr. Frank M. Gambino** **Director**
May 22, 2012	By * **Frederick S. Morganthall, II** **Director**
May 22, 2012	By * **Elizabeth A. Nickels** **Director**
May 22, 2012	By * **Timothy J. O'Donovan** **Director**
May 22, 2012	By * **Craig C. Sturken** **Chairman and Director**
May 22, 2012	By * **Wendy A. Beck** **Director**
May 22, 2012	By * **Yvonne R. Jackson** **Director**

May 22, 2012

By /s/ DAVID M. STAPLES

David M. Staples
Executive Vice President and Chief Financial Officer
(Principal Accounting Officer)

May 22, 2012

*By /s/ DENNIS EIDSON

Dennis Eidson
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Document
2.1	Asset Purchase Agreement dated October 13, 2008 by and among VG's Food Center, Inc. and VG's Pharmacy, Inc. as Seller and Family Fare, LLC as Purchaser. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K filed October 15, 2008. Here incorporated by reference. Exhibits and schedules to this agreement are listed and identified in the agreement. Omitted exhibits and schedules will be furnished supplementally to the Commission upon request.
3.1	Restated Articles of Incorporation of Spartan Stores, Inc. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ended January 1, 2011. Here incorporated by reference.
3.2	Bylaws of Spartan Stores, Inc., as amended. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ended September 10, 2011. Here incorporated by reference.
4.1	Indenture by and between Spartan Stores, Inc. and The Bank of New York Trust Company, N.A. as Trustee dated as of May 30, 2007. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K, filed May 30, 2007. Here incorporated by reference.
4.2	Registration Rights Agreement among Spartan Stores, Inc. and Banc of America Securities LLC and Bear, Stearns & Co., Inc., as representatives of the Initial Purchasers named therein dated as of May 30, 2007. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K, filed May 30, 2007. Here incorporated by reference.
4.3	Form of 3.375% Convertible Senior Note due 2027. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K, filed May 30, 2007. Here incorporated by reference.
10.1	Purchase Agreement by and among Spartan Stores, Inc. and the Initial Purchasers named therein dated as of May 23, 2007. Previously filed as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 28, 2009. Here incorporated by reference.
10.2	Loan and Security Agreement dated December 23, 2003, by and among Spartan Stores, Inc. and certain subsidiaries as borrowers, Congress Financial Corporation (Central) as agent, the lenders named therein as lenders, and joined in by certain subsidiaries of Spartan Stores, Inc. as guarantors. Previously filed as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 28, 2009. Here incorporated by reference.
10.3	Amendment No. 2 to Loan and Security Agreement dated December 22, 2004, between Spartan Stores, Inc. and its subsidiaries and Congress Financial Corporation, Key Bank National Association, Fleet Capital Corporation, National City Business Credit, General Electric Capital Corporation, and Fifth Third Bank. Previously filed as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 26, 2011. Here incorporated by reference.
10.4	Amendment No. 3 to Loan and Security Agreement dated December 9, 2005 between Spartan Stores, Inc. and its subsidiaries and Wachovia Capital Finance Corporation (Central), Key Bank National Association, Bank of America Leasing & Capital, LLC, National City Business Credit, General Electric Capital Corporation, and Fifth Third Bank. Previously filed as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 26, 2011. Here incorporated by reference.
10.5	Amendment No. 4 to Loan and Security Agreement dated March 17, 2006 between Spartan Stores, Inc. and its subsidiaries and Wachovia Capital Finance Corporation (Central), Key Bank National Association, Bank of America Leasing & Capital, LLC, National City Business Credit, General Electric Capital Corporation, and Fifth Third Bank. Previously filed as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 26, 2011. Here incorporated by reference.

Exhibit Number	Document
10.6	Amendment No. 5 to Loan and Security Agreement dated April 5, 2007 between Spartan Stores, Inc. and its subsidiaries and Wachovia Capital Finance Corporation (Central), Key Bank National Association, Bank of America Leasing & Capital, LLC, National City Business Credit, General Electric Capital Corporation, and Fifth Third Bank.
10.7	Amendment No. 6 to Loan and Security Agreement dated May 22, 2007 between Spartan Stores, Inc. and its subsidiaries and Wachovia Capital Finance Corporation (Central), Key Bank National Association, Bank of America N.A., National City Business Credit, Inc., General Electric Capital Corporation, and Fifth Third Bank. Previously filed as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 28, 2009. Here incorporated by reference.
10.8	Amendment No. 7 to Loan and Security Agreement dated May 20, 2009 between Spartan Stores, Inc. and subsidiaries and Wachovia Capital Finance Corporation (Central), Key Bank National Association, Bank of America N.A., National City Business Credit, Inc., General Electric Capital Corporation, and Fifth Third Bank. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K filed May 22, 2009. Here incorporated by reference.
10.9	Amendment No. 8 to Loan and Security Agreement dated May 4, 2010 between Spartan Stores, Inc. and its subsidiaries and Wachovia Capital Finance Corporation (Central), Key Bank National Association, Bank of America N.A., National City Business Credit, Inc., General Electric Capital Corporation, and Fifth Third Bank. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K on May 7, 2010. Here incorporated by reference.
10.10	Amendment No. 9 to Loan and Security Agreement dated September 30, 2010 between Spartan Stores, Inc. and its subsidiaries and Wells Fargo Capital Finance, LLC, Key Bank National Association, Bank of America, N.A., PNC Bank N.A., General Electric Capital Corporation, and Fifth Third Bank. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K on October 5, 2010. Here incorporated by reference.
10.11	Amendment No. 10 to Loan and Security Agreement dated July 19, 2011 between Spartan Stores, Inc. and its subsidiaries and Wells Fargo Capital Finance, LLC, Wells Fargo Bank, N.A., Key Bank National Association, Bank of America, N.A., PNC Bank N.A., General Electric Capital Corporation, and Fifth Third Bank. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K on July 20, 2011. Here incorporated by reference.
10.12	Letter Agreement between Spartan Stores, Inc. and Wachovia Capital Finance Corporation (Central) as Agent for the Lenders, dated August 17, 2007. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K, filed August 17, 2007. Here incorporated by reference.
10.13*	Spartan Stores, Inc. Executive Cash Incentive Plan of 2010 as amended. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K on August 12, 2010. Here incorporated by reference.
10.14*	Form of Long-Term Executive Incentive Plan Award for fiscal 2012. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ended June 18, 2011. Here incorporated by reference.
10.15	Form of Amended and Restated Long-Term Executive Incentive Plan Award for fiscal 2011. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ended June 18, 2011. Here incorporated by reference.
10.16*	Spartan Stores, Inc. Stock Incentive Plan of 2005, as amended. Previously filed as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 27, 2010. Here incorporated by reference.

Exhibit Number	Document
10.17*	Determination of Compensation Committee pursuant to the Spartan Stores, Inc. Stock Incentive Plan of 2005. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K on August 3, 2009. Here incorporated by reference.
10.18*	Spartan Stores, Inc. Supplemental Executive Retirement Plan, as amended. Previously filed as an as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 27, 2010. Here incorporated by reference.
10.19*	Spartan Stores, Inc. Supplemental Executive Savings Plan. Previously filed as an exhibit to Spartan Stores Form S-8 Registration Statement filed on December 21, 2001. Here incorporated by reference.
10.20*	Spartan Stores, Inc. Cash Incentive Plan of 2010 as amended. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ended June 19, 2010. Here incorporated by reference.
10.21*	Spartan Stores, Inc. 2001 Stock Incentive Plan. Previously filed as an exhibit to Spartan Stores' Annual Report on Form 10-K for the year ended March 31, 2007. Here incorporated by reference.
10.22*	Form of Restricted Stock Award to officers, dated May 17, 2011. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ending June 18, 2011. Here incorporated by reference.
10.23*	Form of Restricted Stock Award to non-employee directors, dated May 17, 2011. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ending June 18, 2011. Here incorporated by reference.
10.24	Form of Stock Option Award to executive officers. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ending June 20, 2009. Here incorporated by reference.
10.25	Form of Stock Option Award to non-employee directors. Previously filed as an exhibit to Spartan Stores' Quarterly Report on Form 10-Q for the quarter ending June 20, 2009. Here incorporated by reference.
10.26*	Form of Executive Employment Agreement between Spartan Stores, Inc. and certain executive officers, as amended.
10.27*	Form of Executive Severance Agreement between Spartan Stores, Inc. and certain executive officers, as amended.
10.28*	Form of Amendment to Executive Severance Agreements. Previously filed as an exhibit to Spartan Stores' Current Report on Form 8-K on June 1, 2010. Here incorporated by reference.
12.1	Computation of Ratio of Earnings to Fixed Charges
21	Subsidiaries of Spartan Stores, Inc.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification pursuant to 18 U.S.C. § 1350. This exhibit is furnished, not filed, in accordance with SEC Release Number 33-8212.

Exhibit Number	Document
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* These documents are management contracts or compensation plans or arrangements required to be filed as exhibits to this Form 10-K.

EXHIBIT 31.1

CERTIFICATION

I, Dennis Eidson, certify that:

1. I have reviewed this Annual Report on Form 10-K of Spartan Stores, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 22, 2012

/s/ Dennis Eidson

Dennis Eidson
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, David M. Staples, certify that:

1. I have reviewed this Annual Report on Form 10-K of Spartan Stores, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 22, 2012

/s/ David M. Staples

David M. Staples
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, each of the undersigned hereby certifies in his capacity as an officer of Spartan Stores, Inc. (the "Company") that the Annual Report of the Company on Form 10-K for the accounting period ended March 31, 2012 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such report fairly presents, in all material respects, the financial condition of the Company at the end of such period and the results of operations of the Company for such period.

This Certificate is given pursuant to 18 U.S.C. § 1350 and for no other purpose.

Dated: May 22, 2012

/s/ Dennis Eidson

Dennis Eidson
President and Chief Executive Officer
(Principal Executive Officer)

Dated: May 22, 2012

/s/ David M. Staples

David M. Staples
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

A signed original of this written statement has been provided to Spartan Stores, Inc. and will be retained by Spartan Stores, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Officers

Dennis Eidson
President and Chief Executive Officer

David M. Staples
Executive Vice President and Chief Financial Officer

Theodore C. Adornato
Executive Vice President Retail Operations

Derek Jones
Executive Vice President Wholesale Operations

Alex J. DeYonker
Executive Vice President, General Counsel and Secretary

Alan R. Hartline
Executive Vice President Merchandising and Marketing

David deS. Couch
Vice President Information Technology

Thomas A. VanHall
Vice President Finance

Board of Directors

Craig C. Sturken
Chairman

Dennis Eidson
President and Chief Executive Officer

M. Shân Atkins[1,2]
Managing Director of Chetrum Capital LLC

Wendy A. Beck[2]
Executive Vice President and Chief Financial Officer of Norwegian Cruise Line

Dr. Frank M. Gambino[3]
Professor of Marketing and Director of Food & Consumer Packaged Goods Marketing Program in the Haworth College of Business at Western Michigan University

Yvonne R. Jackson[1,3]
President of BeecherJackson Company

Frederick J. Morganthall II[1,2]
President of Harris Teeter, Inc.

Elizabeth A. Nickels[2]
Executive Director of the Herman Miller Foundation

Timothy J. O'Donovan[1,3]
Former Chairman and CEO of Wolverine World Wide, Inc.

[1] Nominating and Corporate Governance Committee
[2] Audit Committee
[3] Compensation Committee

Corporate Information

Transfer Agent
Computershare
P.O. Box 43078
Providence, Rhode Island 02940

800.622.6757 (US, Canada & Puerto Rico)
781.575.4735 (non-US)

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Suite 600
38 Commerce Avenue SW
Grand Rapids, Michigan 49503

616.336.7900

Legal Counsel
Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon Street NW
Grand Rapids, Michigan 49503

616.752.2000

Investor Information

On May 7, 2012 there were 475 shareholders of record of Spartan Stores, Inc. common stock.

Spartan Stores, Inc. common stock is listed on the National Market System of the NASDAQ Global Market under the trading symbol "SPTN."

A copy of Spartan Stores, Inc.'s Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended March 31, 2012, may be obtained by any shareholder without charge by writing to:

Spartan Stores, Inc.
c/o Investor Relations
850 76th Street SW
Mailcode: GR761214
P.O. Box 8700
Grand Rapids, Michigan 49518-8700

616.878.8793

www.spartanstores.com

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Spartan Stores
850 76TH STREET SW I PO BOX 8700 I GRAND RAPIDS, MICHIGAN 49518
www.spartanstores.com